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REGISTRANT'S NAME Travelsky Technology Ltd

*CURRENT ADDRESS

PROCESSED
MAY 24 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34687 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 5/24/05



中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)









ARS
12-31-04



ANNUAL REPORT 2004

CONTENTS

TravelSky

Corporate Profile	1
Financial Highlights	2
Chairman's Statement	4
Business Review	6
Financial Review	10
Corporate Governance Report	15
Report of Directors	19
Report of the Supervisory Committee	29
Report of International Auditors	30
Consolidated Income Statement	31
Consolidated Balance Sheet	32
Balance Sheet	33
Consolidated Statement of Cashflows	34
Consolidated Statement of Changes in Shareholders' Equity	35
Notes to the Consolidated Financial Statements	36
Supplementary Financial Information	72
Corporate Information	74
Biographies of Directors, Supervisors, Company Secretary and Senior Management	78
Notice of Annual General Meeting	85

TravelSky Technology Limited (the "Company", or including its subsidiaries, the "Group") is the dominant provider of information technology solutions for China's air travel and tourism industries. The Group has been devoted to developing leading edge applications and services that address the needs of a wide range of industry participants - ranging from commercial airlines, airports and air travel products and services suppliers to travel agencies, corporate clients, travelers and cargo shippers - to conduct electronic transactions and manage travel-related information. The core businesses of the Company include aviation information technology service, distribution information technology service, etc..

The Company was incorporated in the People's Republic of China (the "PRC" or "China") on October 18, 2000 and has a controlling equity interest in TravelSky Technology (Hong Kong) Limited, Hainan Civil Aviation Cares Co., Ltd., Cares Shenzhen Co., Ltd., Cares Hubei Co., Ltd., Cares Chongqing Information Technology Co., Ltd., Aviation Cares of Yunnan Information Co., Ltd., Civil Aviation Cares of Xiamen Ltd., Civil Aviation Cares of Qingdao Ltd., Civil Aviation Cares of Xi'an Ltd., Civil Aviation Cares Technology of Xinjiang Ltd. and InfoSky Technology Co., Ltd.. The Company also holds a significant equity interest in each of the following associated companies: Shanghai Civil Aviation East China Cares System Integration Co., Ltd., Shenyang Civil Aviation Cares of Northeast China, Ltd., Aviation Cares of Southwest Chengdu, Ltd., Heilongjiang TravelSky Airport Technology Limited, Yunnan TravelSky Airport Technology Limited and Shanghai Dongmei Aviation Tourism Online Co., Ltd.



The Group had 1,825 employees as at December 31, 2004.

The H shares of the Company were listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on February 7, 2001. The current largest shareholder of the Company is China TravelSky Holding Company ("CTHC"), which holds an equity interest of approximately 22.3 per cent. in the Company. A total of approximately 42.7 per cent. of the equity interest in the Company is held by 19 Chinese commercial airlines, including the holding companies of the three largest Chinese commercial airlines, namely, China Southern Air Holding Company, China Eastern Air Holding Company and China National Aviation Holding Company. The remaining 35.0 per cent. of the equity interest in the Company is held by holders of its H shares.

The Company established a Sponsored Level I American Depositary Receipt Programme. American depositary shares under the programme commenced trading on the U.S. over-the-counter market on December 27, 2002.

FINANCIAL HIGHLIGHTS



RMB'000
741,987
830,801
977,442
893,618
1,282,850
00
01
02
03
04
Total Revenues
RMB'000
353,054
411,573
459,860
272,345
499,598
00
01
02
03
04
Profit Before Taxation and Minority Interests
RMB'000
452,990
479,275
554,600
386,900
628,800
00
01
02
03
04
EBITDA

– Data Network and Others

– Aviation information technology service

SEC MAIL PROCESSING
RECEIVED
MAY 2 0 2005
WASH, D.C. 202 SECTION


RMB'000
256,592
407,901
453,227
242,541
449,181
00
01
02
03
04

Net Profit


RMB
0.44
0.48
0.51
0.27
0.51
00
01
02
03
04

Earnings Per Share, Basic and Diluted


RMB'000
1,227,674
2,894,189
3,087,269
3,376,223
3,750,889
00
01
02
03
04

Total Assets



Mr. Zhu Yong
Chairman

Dear Shareholders,

2004 has been a remarkable year in the Group's history of development. Bookings processed by our electronic travel distribution ("ETD") system amounted to 132.2 million, a breakthrough of 100 million benchmark for the first time, representing a new milestone in the Group's development path. With the coming transitional period following the PRC's accession to the WTO, however, the Group also steps into a new era fraught with opportunities and challenges.

On the one hand, to improve efficiency with response to multilevel and diversified travelers' demands and increasingly heated market competitions in the thriving PRC air and travel industry arising from the fast-growing national economy and its booming tourism industry during this period, participants including commercial airlines, travel product and service providers, airports, travel agencies and travel service distributors are required to adopt new information technology solutions, utilize innovative distribution channels and service modes to streamline workflow, and strengthen alliances and cooperation. Accordingly, the growing market scale of the PRC civil aviation industry, together with the increasing demand for information technology solutions in the industry, lays a solid market foundation for the Group's development. On the other hand, with the trend of deregulation in the global major GDS markets as a result of emerging new distribution technology and e-commerce, the GDS business mode in the traditional distribution value chains is evolving into a new business mode which locks on end travelers in the distribution value network. Furthermore, following the gradual steps to perform its undertakings for accession to WTO, the PRC government is introducing deregulatory industrial policies to encourage competitions, resulting in a gradually open GDS market of China. All such factors will bring uncertainties that may result in tough challenges to the Group's development.

To address such opportunities and challenges, the Group will capitalize on its long-standing experience in provision of localized service and increase its capability in cost-effective operations. In light of its vision of "Take safety foremost, secure customers with service and wield information to create value", the Group will put efforts in building capabilities of decision-making and implementation. Furthermore, the Group will focus on market, technologies/products and its staff, with well-established relations between business development and current returns, short-term benefit and long-term growth as well as rebuilding of system/workflow and regeneration of corporate culture to sharpen its competitive edge.

Under a clearer development strategy, the Group will

- improve safety management of information technology to enhance its strategic position in the industry;
- Innovate business modes and improve business capabilities to build vertically integrated and closer cooperative relations based on stronger alliances between providers and distributors of air travel product and service, thereby enhancing the leading position of its core businesses in the market;
- refine its service system and promote technological innovations to improve customer satisfaction;
- target a leap in the Group's development by proactively developing new generation traveler service system and product lines to meet the development needs of the industry;
- capitalise on the opportunities in the PRC's fast-growing distribution market of travel products and the increasing demands for air safety information, and take efforts to foster new sources of business growth;
- tap on international route to elaborate its competitive advantages, and seek to build strategic alliances with top international players to pave way for further development;
- further enhance corporate governance, strengthen reforms in personnel, labour and allocation systems, establish market-oriented human resources mechanism to inspire staff's creativity and improve core competitiveness; and
- strive to foster new corporate culture with innovation, and synergy to improve mobility to address market changes.

Mr. Ma Tiesheng resigned from his office as Chairman of the Company in August 2004 due to work-related reasons. Since then I have been the Chairman and Mr. Zhu Xiaoxing was appointed as the General Manager and joined the Board of Directors. On behalf of the Board of Directors, I would like to express our heartfelt thanks to Mr. Ma Tiesheng for his outstanding leadership and valuable contribution during his office. I believe, at the same time, that with the efforts of our directors and senior management members as a whole, we are poised to maintain the dominant position as a leading information technology provider in the PRC air and travel market, and bring our shareholders desirable returns throughout our sustainable development.

Here I would take this opportunity to express my gratitude to all of our staff members for their faithfulness and efforts, and my deepest thanks to our shareholders, investors, directors, supervisors and our customers for their continuous trust and support.

Zhu Yong
Chairman

March 19, 2005


Mr. Zhu Xiaoxing
General Manager

The Company is the dominant provider of information technology solutions for China's air travel and tourism industry. The Company is also the dominant provider of advanced aviation and aviation-related information technology service for Chinese commercial airlines and the leading distributors of products and services of Chinese commercial airlines to travel agencies, travel service distributors, ticketing offices and individual consumers. After more than two decades of development, the Company has built up a range of relatively integrated, comprehensive and functional product lines for information technology services, addressing the needs of various industry participants ranging from commercial airlines, airports, travel product and service suppliers to travel agencies, travel service distributors, corporate clients, travelers and cargo shippers. Through the product lines, the Company helped these industry participants broaden their core business, improve their service quality and enhance their operational efficiency.

AVIATION INFORMATION TECHNOLOGY SERVICE

The Company's aviation information technology ("AIT") service consists of series of products and solutions provided to all Chinese commercial airlines and nearly 30 foreign and regional airlines, comprising electronic travel distribution ("ETD") service (including Inventory Control System ("ICS") service, Computer Reservation System ("CRS") service) and Airport Passenger Processing ("APP") service, as well as other extended information technology services related to the above core businesses, including but not limited to, data service to support decisions of commercial airlines, product service to support aviation alliance, solutions for developing commercial airline e-commerce and information management system to improve ground operational efficiency of commercial airlines and airports. In 2004, revenue generated from the AIT service increased by 54.5 per cent. year-on-year to RMB 1,025.7 million, representing 80.0 per cent. of the Group's total revenue.

Thanks to the continuous rapid growth of the PRC economy, the expanded foreign trade and the vibrant international investment, increasingly frequent domestic and foreign business trips and recreational travels, the civil aviation industry of the PRC experienced a booming year in 2004. The passenger volume of China's civil aviation industry exceeded 100 million for the first time, stepping into a new stage. As the dominant supplier of information technology services in the PRC aviation and travel industry, the Company's ETD system processed approximately 132.2 million bookings on domestic and overseas commercial airlines in 2004, an increase of approximately 36.6% over 2003, of which bookings on Chinese commercial airlines increased by approximately 37.4% while that on foreign and regional airlines increased by approximately 18.6%. Passenger departures processed by APP system increased by approximately 42.5% to approximately 102.3 million over 2003 and accounted for approximately 80.3% of the total passenger departures from domestic airports.

The Group's AIT service and other extended information technology services are designed to reinforce the competitiveness and profitability of commercial airlines. Rooted for years in China's air travel and tourism industry, the Group continues to keep abreast of the technology development in the industry and demand for development in China's aviation market to perfect its AIT service and other extended information technology services. In 2004, by their continuous use of the Group's AIT service, domestic and overseas commercial airlines witnessed streamlined business operation workflows, enriched sales channels and mode, diversified aspects of customer services, and enhanced operating quality of core business. For instance, the principle commercial airlines in the PRC have fully adopted our self-developed AirTIS and EasyFare to release and manage their aviation freights. The Company's e-ticket technology solution for commercial airlines has also been widely applied in Air China, giving rise to a sales mode characterized by more channels and means. In December 2004, sales of e-tickets of Air China through the e-tickets system of the Company accounted for more than 10% of its total sales of tickets. To achieve the target of e-ticket sales accounting for 50% of the total ticket sales in the PRC air and travel industry by 2007, the Company has developed a BSP e-ticket technology solution and Hainan Airlines was the first to adopt this technology solution. Meanwhile, the Company spared no effort in development of commercial airline substantial resource management products such as flight route optimization and flight information sharing products. Upon completion of the APP system for 129 domestic operating airports, there were 12 more airports operating on the new generation of APP front system. In addition to 17 regional and overseas airlines with direct links to the Company's ETD system, 13 overseas commercial airlines including Air France and Lufthansa have also decided to link with the Company's APP system.

Following the rollout a series of data products and services based on its initial data service system in 2003, in 2004, the Company advanced diversification of data application and product line keeping a closer eye on the demands of commercial airlines, and successfully supported the operation of core business system of commercial airlines such as air mileage data bank, income management, etc.. To sustain code sharing and aviation alliance among commercial airlines, the Company put more efforts in system function improvement and product development, thus achieving real-time information exchange of alliance systems. The Company's e-commerce solutions have facilitated, to a certain extent, the development of e-business of Chinese commercial airlines. The Company's self-developed Airport Ground Operation Management System (AGOMS) has been widely introduced into base airports of Air China, Hainan Airlines and Shenzhen Airlines and effectively improved their ground handling efficiency.

Focusing on traveler service, the Company's new generation traveler service system is devised to flexibly support the business service in each step of the travel value chain, so as to emulate the development trend of air travel and tourism industry and support the competition and operational service for commercial airlines. During the year, leveraging the international advanced technology, the Company independently developed part of the intermediary and front products based on the WINDOWS technology, thereby realizing the partial externalization of the existing core systems, laying a solid foundation for the smooth transition of core systems to the open platform.

DISTRIBUTION INFORMATION TECHNOLOGY SERVICE

Relying on travel agencies and travel service distributors for distribution, the Group has been aiming at developing information technology solutions to meet the demand of travel agencies and travel service distributors and providing them with widened distribution scope, more flexible distribution networks and customized services. As such, based on the previous years' effort, the Company took effort in improvement of existing E-Term products and development of the internet-based agency portal system in 2004. The Company also boosted its PC platform renovation, resulting in the overall usage rate of PC platform of over 70% by the end of 2004. Furthermore, the Group carried out Travelnet scheme to cut down the operating expenses for travel agencies and travel service distributors. The Group's sales products and applications including management instruments, BACK-office products and data service have been widely used by travel agencies and travel service distributors in market analysis, customer management and operation. The Group has also established closer strategic partnership with a number of the largest travel agencies in the PRC including China Travel Services Hong Kong Ltd. and China International Travel Service, elaborating on its fortitude in information technology services in the China's air travel and tourism industry and facilitating Chinese tourism enterprises' participation in international competition.

Another vital target of the Company is to develop solutions to maintain distribution networks. In 2004, in addition to continuous improvement of such existing e-business products as IBE, e-payment, online schedule and short message processing, the Company continued to advance website ASP and website hosting services. The Company's preliminarily established "one-stop" distribution information technology solution has been successfully applied in Shanghai Dongmei Aviation Tourism Co., Ltd. to assist its online distribution business.

The Company has established 30 wholly-owned or joint-venture local distribution centers all over China, forming the backbone of the Company's distribution system. The Company relies on these distribution centers to provide travel agencies and travel service distributors with information technology services.

TRAVEL PRODUCT DISTRIBUTION SERVICE

In 2004, the arrivals and departures processed in China exceeded 100 million and 38 million respectively, making China the fourth largest travel destination and passenger source in the world. Aiming to provide more choices of product and service for travelers and new business opportunities for travel agencies and travel service distributors during such an opportune time for the rapid development of China tourism industry, the Group capitalized on its resources, technologies and market service system through years. The Group is dedicating itself in development of travel product distribution service including hotel reservation, sales of "hotel plus ticket" product, car renting and sales of air-travel personal injury insurance. Currently, the number of domestic and overseas hotels and car-rental agencies accessible through the Company's travel distribution system exceed 63,000 and 24,000 respectively. During the year, e-policies sold through the Company's sales management system of air-travel personal injury insurance exceeded 16.2 million.

INFORMATION TECHNOLOGY INTEGRATION SERVICE

In 2004, in addition to the efforts in strengthening AIT and distribution information technology services, the Group actively extended its presence in various fields to develop information technolgoy integration business, such as construction, operation, maintenance and management of information technology infrastructure, by providing more personalized data service, technology support and business consultancy. The Group's self-developed information technology integrated products including security information system, airport automatic broadcasting system and luggage confirmation system have been initially used.

Since the outbreak of "911" attack in the USA, anti-terrorism has become a key concern in the international civil aviation industry. To seize the opportunity in China aviation information safety business, the Company is constructing information monitoring and management security systems for air travelers and cargos.

INFRASTRUCTURE

The Group's infrastructure serves the Group's overall development strategy. The objectives of the Company's infrastructure are to ensure safety, satisfy the needs of business development, adjust system structure and optimize resource allocation by taking full use of technologies, business and management, so as to improve operating reliability and interference resisting ability with lower operating expenses.

In 2004, in order to ensure safe operation of infrastructure, the Company commenced operation of real-time data backup system and improved the same-city-different-location backup structure. Also, a second communication route supplier was introduced with further diversified safety measures. In order to strengthen the performance of infrastructure, on the other hand, the Company adopted new technology and tools to adjust the mix of applied systems, optimize processing procedures of core modules, broaden communications channels between each applied system, thereby achieving an optimized network hierarchy. Meanwhile, through message transfer, centralized management of open platforms and commercial negotiations, the Company managed to minimize its operating expenses of infrastructure. In 2004, the utilization rates of the Company's ICS, CRS and APP mainframe computer and network systems have exceeded approximately 99.9%, with desirable operating performance of its core network and accessing network.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial information of the Group contained the financial statements (together with the notes thereto) reproduced in this annual report. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The selected historical results as discussed herein do not represent a prediction of the future business operations of the Group.

OVERVIEW

For the year ended December 31, 2004 ("Year 2004"), profit before taxation of the Group was RMB499.6 million, representing an increase of 83.4 per cent. over that in the year ended December 31, 2003 ("Year 2003"). Earnings before interests, tax, depreciation and amortization (EBITDA) reached RMB628.8 million, representing an increase of 62.5 per cent. over that in Year 2003. Net profit was RMB449.2 million, an increase of 85.2 per cent. over the previous year. The increase in the profitability of the Group was mainly due to the increase in revenue from the Company's AIT service.

The basic and diluted earnings per share of the Group in Year 2004 was RMB0.51.

TOTAL REVENUE

The total revenue of the Group amounted to RMB1,282.9 million, representing an increase of RMB389.3 million, or 43.6 per cent., from RMB893.6 million in Year 2003. Such increase was mainly due to the rapid growth in AIT service business in Year 2004 following the considerable fall in the Company's business as a result of the spread of SARS in Year 2003. The increase in total revenue is reflected as follows:

- AIT service revenue represented 80.0 per cent. of the total revenue of the Group in Year 2004 as compared to 74 per cent. in Year 2003. AIT service revenue increased by 54.5 per cent. to RMB1,025.7 million in Year 2004 from RMB663.9 million in Year 2003, which resulted primarily from the increase in ETD business.

- Data network and other revenue represented 20.0 per cent. of the Group's total revenue in Year 2004 as compared to 26 per cent. in Year 2003. Data network and other revenue increased by 11.9 per cent. to RMB257.1 million in Year 2004 from RMB229.7 million in Year 2003. The increase in data network and other revenue resulted from the increase in data network revenue, travel product distribution revenue and IT integrated service revenue in response to active business expansion of local distribution centers.

NET REVENUE

Net revenue increased by 44.0 per cent. to RMB1,240.6 million in Year 2004 from RMB861.6 million in Year 2003.

OPERATING EXPENSES

Operating expenses for Year 2004 amounted to RMB787.4 million, representing an increase of RMB150.1 million, or 23.6 per cent., from RMB637.3 million in Year 2003. The increase is mainly attributable to the continuous improvement in the Group's research and marketing strategies which thereby expanded its efforts in the research and development of new products and new technology, and partly because of the Group's continuous efforts in expanding its market as well as in strengthening its support for localization of customers. The increase in operating expenses also reflected the following:

- network usage fees increased by 20.2 per cent., mainly derived from the expanded business volume;

- personal expenses decreased by 9.4 per cent., primarily attributable to the Company's effective initiatives to control personal expenses;

- commission and promoting expenses increased by 108.9 per cent., mainly due to the increased commission expense for APP supported by the Company as a result of its fast-growing APP business volume;

- though there were increases in revenue, other operating cost of the Group increased by 42.8 per cent., mainly attributable to the increase in related cost arising from the continuous efforts of the Company and its local distribution centers to expand their market as well as in strengthening support for customers localization.

As a result of the above changes in net revenue and operating expenses, the operating profit of the Group increased by RMB228.8 million, or 102.0 per cent., to RMB453.1 million in Year 2004 from RMB224.3 million in Year 2003.

MINORITY INTEREST

Minority interest increased by 52.4 per cent. to RMB10.2 million in Year 2004 from RMB6.7 million in Year 2003. Such an increase was mainly attributable to the improved profitability of subsidiary companies.

NET PROFIT

As a result of the above factors, the net profit of the Group increased by RMB206.7 million or 85.2 per cent. to RMB449.2 million in Year 2004 from RMB242.5 million in Year 2003.

RESERVES AVAILABLE FOR DISTRIBUTION

After the appropriation of the statutory reserve fund, the statutory public welfare fund and the discretionary surplus reserve fund from the net profit as reflected in the statutory financial statements prepared under PRC GAAP, the reserve available for distribution as at December 31, 2004, as stated in Note 27 to the financial statements, amounted to RMB477.5 million, which is the lesser of the amounts as determined according to PRC GAAP and IFRS.

DISTRIBUTION OF DIVIDEND

The Board of Directors ("the Board") recommends the payment of a final dividend of RMB0.2 per share for Year 2004, totaling RMB177.6 million. After the appropriation of the dividend, the reserves available for distribution became RMB299.9 million.

NET CASH FLOWS AND LIQUIDITY

The following table summarizes the cash flows of the Group for the years presented:

	Year ended December 31	
	2004	2003
	(RMB in million)	*(RMB in million)*
Net cash inflows from operating activities	**575.5**	551.6
Net cash used in investing activities	**(244.7)**	(272.4)
Net cash provided by financing activities	**(128.9)**	(137.6)
Net increase in cash and cash equivalents	**201.9**	141.5

The Group's working capital for Year 2004 mainly came from operating activities. Net cash inflow for operating activities amounted to RMB575.5 million.

In Year 2004, the Group had no short-term or long-term bank loans, and the Group did not use any financial instruments for hedging purposes.

As at December 31, 2004, cash and cash equivalents of the Group amounted to RMB2,236.8 million, of which 88.1 per cent., 10.7 per cent. and 1.1 per cent. were denominated in Renminbi, US dollars and Hong Kong dollars, respectively.

LONG-TERM INVESTMENT

As at December 31, 2004, the Group held RMB100 million treasury bonds with an interest rate of 3% per annum. The maturity date of the treasury bonds is in December 2008.

CHARGE ON ASSETS

As at December 31, 2004, the Group had no charges on its assets.

CAPITAL EXPENDITURE

The capital expenditure of the Group amounted to RMB105.2 million in Year 2004, representing a reduction of RMB305.7 million as compared to that of RMB410.9 million in Year 2003.

The capital expenditure of the Group in Year 2004 consisted principally of purchase of hardware, software and software for equipment in accordance with the Group's business strategies.

The Board estimates that the Group's planned capital expenditure for year 2005 will amount to approximately RMB411.0 million, which is mainly for development and gradual implementation of the new-generation traveler service system and other new businesses.

The sources of funding for the capital expenditure commitments will include net proceeds from the initial public offering of the Group and internal cash flow generated from operations.

The Board estimates that the sources of funding of the Group in year 2005 will be sufficient for its capital expenditure commitments, daily operations and other purposes.

EXCHANGE RISKS

The Group is exposed to foreign exchange risks related to its capital expenditure as a substantial portion of its capital expenditure involves payments for the purchase of imported equipment which are denominated in U.S. dollars. Under the current foreign exchange system in the PRC, the Group is not able to hedge effectively against currency risks except for the cash and cash equivalents that are denominated in foreign currency.

GEARING RATIO

As at December 31, 2004, the gearing ratio of the Group was 13.7 per cent. (2003: 14.8 per cent.), which was computed by dividing the total amount of liabilities and minority interests by the total assets of the Group as at December 31, 2004.

CONTINGENT LIABILITIES

As at December 31, 2004, the Group had no material contingent liabilities.

EMPLOYEES

As at December 31, 2004, the total number of employees of the Group was 1,825. Personnel expenses amounted to RMB133.8 million for the year ended December 31, 2004, representing 17.0 per cent. of the total operating cost of the Group for Year 2004.

The remuneration of the employees of the Group includes salaries, bonuses and other fringe benefits. The Group has different rates of remuneration for different employees to be determined based on their performance, experience, position and other factors in compliance with the relevant PRC laws and regulations.

In Year 2004, the Group continued to provide its employees with opportunities to acquire skills in relation to the air travel industry, computer technologies and business administration and provide training on the latest development in areas such as computer technologies, personal development, laws, regulations and economics.

BASIC MEDICAL INSURANCE REGULATION

On February 20, 2001, the People's Government of the Municipality of Beijing in the PRC promulgated the "Basic Medical Insurance Regulation for the Municipality of Beijing" (the "Regulation"). Given the fact that relevant regulations concerning employees' medical insurance must be applied according to the policies applicable to the place in which a company is located, the head office of the Company in Beijing implemented the Regulation from September 1, 2002 onwards. For Year 2004, the Company incurred a total amount of RMB3,075,469 (a total amount of RMB1,177,300 was incurred in Year 2003) pursuant to the Regulation. The Board believes that by implementing the Regulation, the financial position of the Company has not been materially affected.

The Board of Directors (the "Board"), Supervisory Committee and Senior Management of the Company are committed to implementing effective corporate governance policies to ensure that all decisions are made in good faith and in accordance with the principles of transparency, fairness and integrity. With necessary and effective counterbalance, the Company continues to improve its corporate governance structure, so as to strengthen corporate monitoring and management to meet the expectation of its shareholders and related persons. In compliance with its Articles of Association, the Company has regulated its internal operations and provided information of the Company to market participants and regulatory authorities on timely, accurate, complete and true bases, aiming to enhance its corporate value.

THE BOARD

The second Board of the Company comprises 15 Directors (refer to the section headed "Corporate Information" for the list of members of Directors), of which 4 are Executive Directors and 11 are Non-executive Directors (including 3 Independent Non-executive Directors). The terms of Directors will expire on December 4, 2006. The biographies of Directors are set out on pages 78 to 82. Each of the Directors has extensive experience in aviation, information technology or finance. The appointment of Independent Directors of the Company is in compliance with the requirements as set out in Rules 3.10(1) and 3.10(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules").

Each Director of the Company has fulfilled their duties in a conscientious, diligent and honest manner. In 2004, the Board convened three sessions and two meetings in written with average attendance of approximately 100 per cent.. At the Board meeting in August 2004, Mr. Ma Tiesheng was approved to resign from his office as Chairman due to work-related reasons, and Mr. Zhu Yong was unanimously elected as Chairman. Meanwhile, Mr. Zhu Yong was approved to resign from his position as General Manager of the Company, and Mr. Zhu Xiaoxing was appointed as the General Manager of the Company. Thereafter, at the Extraordinary General Meeting, Mr. Ma Tiesheng was approved to resign from his office as Director of the Company and Mr. Zhu Xiaoxing was elected as Director of the Company.

The three Independent Non-executive Directors of the Company, including Mr. Wu Jiapei, Mr. Chow Kwok Wah, James and Mr. Li Kwok Ming, Don, are in compliance with the independence requirement under the Listing Rules. They reconfirmed their respective independence in 2004. The three Independent Non-executive Directors consistently performed their duties in active and prudent manner. Based on the overall interests of the Company, the Independent Non-executive Directors, with their valuable professional experience, have provided guidance for the operation and management of the Company. Moreover, being the members of the Audit Committee and the Remuneration Committee of the Company, they have performed their duties in auditing connected transactions of the Company, supervising financial reporting procedures and reviewing internal control.

In Year 2004, the Directors fully complied with Appendix 10 of "Model Code for Securities Transactions by Directors of Listed Companies" of the Listing Rules.

In March 2004, in addition to the existing Audit Committee, the Strategic Committee and Remuneration Committee (refer to the section headed "Corporate Information" for the list of members) were established under the Board and work rules for respective committee were formulated.

STRATEGIC COMMITTEE

The Strategic Committee of the Company was established in March 2004 and comprises six members, including Directors Cao Jianxiong, Zhu Yong, Wang Quanhua, Zhang Xueren, Rong Gang and Ding Weiping. Director Cao Jianxiong was appointed as the chief member (Chairman). In 2004, the Strategic Committee, accountable to the Board, held two meetings to consider the strategic development and investment projects of the Company. The average attendance of the Strategic Committee was more than 86 per cent..

REMUNERATION COMMITTEE

The Remuneration Committee was established in March 2004 and comprises five members, 3 of which are Independent Non-executive Directors, namely Mr. Chow Kwok Wah, James, Mr. Wu Jiapei and Mr. Li Kwok Ming, Don and 2 of which are Non-executive Directors, namely Mr. Wang Quanhua and Mr. Yang Yatie. Mr. Chow Kwok, Wah, James, Non-executive Director, was elected as the chief member (Chairman). Following its establishment, the Remuneration Committee has been drafting detailed working plans under its working rules, and will review the remuneration system along with the reforms in personnel, labor and allocation systems of the Company.

AUDIT COMMITTEE

The existing Audit Committee of the Company was established on December 5, 2003 and comprises 3 Independent Non-executive Directors, namely Mr. Wu Jiapei, Mr. Chow Kwok Wah, James and Mr. Li Kwok Ming, Don. In March 2004, Mr. Wu Jiapei was appointed as the chief member (Chairman) of Audit Committee.

In 2004, the Audit Committee convened two meetings, with an attendance of 100 per cent. for both meetings. At the meetings, the Audit Committee considered the reports from the management of the Company and the auditors, reviewed the completeness, accuracy, and fairness of the financial statements of the Company, and reviewed issues such as internal control and financial reporting procedures. The Audit Committee was accountable to the Board.

SUPERVISORY COMMITTEE

The Supervisory Committee was established in accordance with the PRC laws. Pursuant to the Articles of Association, the Supervisory Committee is responsible for reviewing the financial position of the Company and determining whether the operation and management decisions of the Board and senior management are in accordance with the relevant provisions of laws and regulations. The second Supervisory Committee of the Company was elected at the Extraordinary General Meeting held on December 5, 2003, with a term expiring on December 4, 2006. It comprises 8 supervisors (including 1 independent supervisor) with Ms. Li Xiaojun as Chairperson and Ms. Du Hongying as Vice Chairperson. The biographies of Supervisors are set out on pages 82 to 84.

In Year 2004, the second Supervisory Committee convened three meetings with an attendance of 100 per cent., at which decision-making procedures of the Directors and senior management of the Company were examined and the Supervisory Committee discharged its legal duties on a fair basis.

All supervisors of the Company fully complied with Appendix 10 of "Model Code for Securities Transactions by Directors of Listed Companies" of the Listing Rules.

RELATIONSHIP WITH SHAREHOLDERS

Each Director fully understands that he is accountable to shareholders for the operations of the Group and therefore pays much attention to effective communication between the Board and the Company's shareholders. Shareholders' general meetings are the key channel of communication among Directors, Supervisors, senior management and shareholders. All Directors, Supervisors and senior management of the Company fully understand that they are obliged to attend the shareholders' general meetings, during which shareholders can raise questions regarding the operations and financial position of the Group. In Year 2004 the Company convened an Annual General Meeting and an Extraordinary General Meeting. The shareholdings held by shareholders who attended those meetings represented 99 per cent. of all issued shares of the Company in both meetings.

INFORMATION DISCLOSURE

The Company has strictly complied with the requirements under the "Listing Rules" on disclosure of information, and has promptly and fairly disclosed to its shareholders and relevant parties all information relating to the Company which is discloseable to shareholders under the Listing Rules.

In 2004, the management of the Company had been closely keeping in touch with securities analysts and investors by teleconferences, international roadshows, interviews with investors and attending meetings held by investment banks. Meanwhile, the Company is committed to providing its latest news to shareholders through the Investor Relations section on its website (www.travelsky.net), where announcements, interim and annual reports with detailed financial information and results of the Company are set out.

COMPLIANCE WITH THE CODE OF BEST PRACTICE OF THE LISTING RULES

In Year 2004, the Company fully complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules which was in force prior to 1 January 2005.

The Board of Directors (the "Board") of the Company is pleased to present its report together with the audited financial statements of the Group for the year ended December 31, 2004.

GROUP ACTIVITIES

The Group is the dominant provider of information technology solutions for China's air travel and tourism industries. The core businesses of the Group include aviation information technology service, distribution information technology service, etc..

An analysis of the Group's financial performance is set out under the section "Financial Review".

No analysis of the Group's revenues and contribution to operating profit by geographical areas is presented as revenues and results of the Group during Year 2004 were principally derived from the operations of the Group in the PRC.

SHARE CAPITAL STRUCTURE

The issued share capital of the Company as at December 31, 2004 amounted to 888,157,500 shares, with a par value of RMB1.00 each. As at December 31, 2004, the share capital structure of the Company was as follows:

Shares	Number of shares as at December 31, 2004	Percentage to the total number of shares in issue as at December 31, 2004 (per cent.)
Domestic Shares	577,303,500	65.00
H Shares	310,854,000	35.00

SUBSTANTIAL SHAREHOLDERS

As at December 31, 2004, in accordance with the register maintained under Section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO"), the following substantial shareholders held an interest of 5 per cent. or more in their respective class of share capital of the Company:

Name of shareholder	Class	Number of shares held	Percentage of respective class of share capital (per cent.)	Percentage of total share capital (per cent.)
Templeton Asset Management Limited (1)	H shares	34,289,000	11.03	3.9
Matthews International Capital Management, LLC(2)	H shares	25,327,000	8.15	2.9
J.P.Morgan Chase & Co. (3)	H shares	24,914,700	8.01	2.8
PLATINUM ASSET MANAGEMENT LIMITED (4)	H shares	18,837,000	6.06	2.1
China TravelSky Holding Company	Domestic shares	198,496,500	34.4	22.3
China Southern Air Holding Company (5)	Domestic shares	116,460,500	20.2	13.2
China Eastern Air Holding Company (6)	Domestic shares	109,414,500	19.0	12.3
China National Aviation Holding Company (7)	Domestic shares	89,433,500	15.5	10.1

**Note:*

(1) As at December 31, 2004, according to the Corporate Substantial Shareholder Notice from Templeton Asset Management Limited, the Company understands that Templeton Asset Management Limited held approximately 11.03 per cent. of the H shares of the Company, representing approximately 3.9 per cent. of the Company's total issued share capital;

(2) As at December 31, 2004, according to the Corporate Substantial Shareholder Notice from Matthews International Capital Management, LLC, the Company understands that Matthews International Capital Management, LLC held approximately 8.15 per cent. of the H shares of the Company, representing approximately 2.9 per cent. of the Company's total issued share capital;

(3) As at December 31, 2004, according to the Corporate Substantial Shareholder Notice from J.P.Morgan Chase & Co., the Company understands that J.P.Morgan Chase & Co. held approximately 8.01 per cent. of the H shares of the Company, representing approximately 2.8 per cent. of the Company's total issued share capital;

(4) As at December 31, 2004, according to the Corporate Substantial Shareholder Notice from PLATINUM ASSET MANAGEMENT LIMITED, the Company understands that PLATINUM ASSET MANAGEMENT LIMITED held approximately 6.06 per cent. of the H shares of the Company, representing approximately 2.1 per cent. of the Company's total issued share capital.

(5) As at December 31, 2004, China Southern Air Holding Company directly held approximately 9.4 per cent. of the total issued share capital of the Company and also owned, among other things: (i) 100 per cent. interest in China Northern Airlines Co.; and (ii) 100 per cent. interest in Xinjiang Airlines Co.. Since China Northern Airlines Co. and Xinjiang Airlines Co. held approximately 2.8 per cent. and 1.0 per cent. interest respectively in the Company, China Southern Air Holding Company effectively controlled an aggregate interest of approximately 13.2 per cent. in the total issued share capital of the Company;

(6) As at December 31, 2004, China Eastern Air Holding Company held approximately 7.7 per cent. of the total issued share capital of the Company and also owned, among other things: (i) 100 per cent. interest in China Eastern Xibei Airlines; and (ii) 100 per cent. interest in China Eastern Yunnan Airlines. Since China Northwest Airlines Co. and Yunnan Airlines Co. held approximately 2.6 per cent. and 2.0 per cent. interest respectively in the Company, China Eastern Air Holding Company effectively controlled an aggregate interest of approximately 12.3 per cent. in the total issued share capital of the Company; and

(7) As at December 31, 2004, China National Aviation Holding Company owned, among other things: (i) 100 per cent. interest in Air China; and (ii) 100 per cent. interest in China National Aviation Corporation. Since Air China and China National Aviation Corporation held approximately 9.4 per cent. and 0.7 per cent. interest respectively in the Company, China National Aviation Holding Company effectively controlled an aggregate interest of approximately 10.1 per cent. the total issued share capital of the Company.

Save as disclosed herein, in accordance with the register maintained under Section 336 of the SFO, there were no other shareholders holding an interest of 5 per cent. or more in their respective class of share capital of the Company as at December 31, 2004.

PUBLIC FLOAT

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors.

INTERESTS OF DIRECTORS AND SUPERVISORS IN THE SHARE CAPITAL OF THE COMPANY

As at December 31, 2004, none of the Directors, Supervisors or chief executives had any interest or short position in any shares, underlying shares in and debentures of the Company or any of its associated corporations that is required to be notified to the Company and the Stock Exchange in accordance with Section 7 and Section 8 of Part XV of SFO, or any interest required to be recorded and kept in the register of the Company pursuant to Section 352 of SFO, or any interest required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

During Year 2004, no right was granted by the Company to its Directors, Supervisors or their respective spouses or children below the age of 18 to subscribe for its equity or debt securities.

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

Each existing member of the Board and Supervisory Committee of the Company has entered into a service agreement with the Company. All existing Directors and Supervisors will serve a term up to December 4, 2006. Directors and Supervisors may serve consecutive terms of three years each if re-elected at general meetings.

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

Certain existing members of the Board and Supervisory Committee are also members of management of various Chinese commercial airlines which are shareholders of the Company. The contracts or transactions entered into between the Company or any of its subsidiaries and such airline shareholders have been referred to in the section "Connected Transactions" of this Report of Directors. Except as disclosed in that section, none of the Directors or Supervisors of the Company had a material interest in any contract of significance to which the Company or any of its subsidiaries was a party during Year 2004.

REMUNERATION OF DIRECTORS AND SUPERVISORS

Details of the remuneration of Directors and Supervisors are set out in Note 6 to the financial statements.

INTEREST CAPITALIZED

No interest was capitalized for the Group for the year ended December 31, 2004.

FIXED ASSETS

Movements in fixed assets of the Group during the year ended December 31, 2004 are summarized in Note 12 to the financial statements.

RESERVES

Details of movements in reserves of the Group for the year ended December 31, 2004 are set out in the consolidated statement of changes in shareholders' equity.

DIVIDENDS

The Board recommends the payment of a final dividend of RMB0.2 per share for the year ended December 31, 2004.

STATUTORY PUBLIC WELFARE FUND

Details in relation to the statutory public welfare fund, such as the nature and application of the fund, and the basis of its calculation, are set out in Note 27 to the financial statements. Details of movements of the fund are set out in the consolidated statement of changes in shareholders' equity as part of the statutory reserves.

EMPLOYEES' RETIREMENT SCHEME

Details of the employees' retirement scheme of the Group are set out in Note 7 to the financial statements.

MAJOR SUPPLIERS AND CUSTOMERS

Sociètè Internationale de Tèlècommunications Aeronautiques S.C. ("SITA S.C.") was the largest supplier to the Group for the year ended December 31, 2004 and the total network usage fees paid to SITA S.C. in Year 2004 accounted for 8.1 per cent. of the Group's total operating expenses (excluding depreciation and amortization expenses) for that year. During Year 2004, the total amount paid to the five largest suppliers of the Group accounted for 21.0 per cent. of the Group's total operating expenses (excluding depreciation and amortization expenses).

Sales to the largest customer of the Group, China Southern Air Holding Company, accounted for 14.5 per cent. of the Group's total revenues for the year ended December 31, 2004. During Year 2004, total sales to the Group's five largest customers accounted for 56.3 per cent. of the Group's total revenues. Three of these top five customers, China Southern Air Holding Company, China Eastern Air Holding Company, and China National Aviation Holding Company, are among the principal shareholders of the Company, holding an aggregate of approximately 35.6 per cent. of the issued share capital of the Company as at December 31, 2004. The aggregate revenue derived from the above major customers is set out in Note 32 to the financial statements.

Save as disclosed above and in Note 32 to the financial statements, none of the Directors, Supervisors and their associates nor any shareholder (which to the knowledge of the Directors hold more than 5 per cent. of the Company's share capital) had any interest in any of the aforementioned suppliers and customers.

SUBSIDIARIES AND ASSOCIATED COMPANIES

Particulars of the Company's subsidiaries and associated companies as at December 31, 2004 are set out in Note 1 to the financial statements.

USE OF PROCEEDS FROM ISSUANCE OF H SHARES

The H shares of the Company were listed on the Stock Exchange on February 7, 2001, and the net proceeds from the issuance of H shares amounted to approximately HK$1,186.0 million. For the year ended December 31, 2004, such amount has been used in the same manner as set out in the prospectus of the Company dated January 29, 2001. In particular:

- approximately RMB744.6 million (HK$699.9 million) was used to finance part of the funding requirements of the aviation information technology service;
- approximately RMB6.2 million (HK$5.8 million) was used to finance the expansion of other new businesses of the Company;
- approximately RMB122.1 million (HK$114.8 million) was used for daily operating activities; and
- the balance of the net proceeds is currently deposited with banks.

The Board believes that the Company currently has sufficient capital for its operations, including future expansion of its businesses in the PRC and potential strategic acquisition or investments which the Company may decide to pursue in the future.

CONNECTED TRANSACTIONS

Ongoing Connected Transactions

During Year 2004, the Group continued to carry out the following transactions, which constitute connected transactions as defined in the Listing Rules, and are required to be disclosed in accordance with Chapter 14A of the Listing Rules:

(a) *Provision of Services and Technological Support by the Group to the Company's Promoters*

In Year 2004, the Group continued to provide all the promoters/shareholders of the Company (other than CTHC) with services and technological support, including aviation information technology service and its related business services. Details and financial information relating to the provision of such services by the Group during Year 2004, which are of material nature, are set out in Note 32 to the financial statements.

(b) *Lease of Properties by the Company from CTHC*

The Company continued to lease two properties from CTHC in Year 2004. Details and financial information relating to such leases during Year 2004 are set out in Note 32 to the financial statements.

(c) *Transaction between SITA INC. and InfoSky*

For Year 2004, total payments made by InfoSky to SITA INC. amounted to approximately US$599,180 (2003: US$337,034).

During Year 2004, SITA INC. provided InfoSky with air cargo information management services in return for payment based on usage at the agreed charges. As Sociètè Internationale de Tèlècommunications Aeronautiques Greater China Holdings LImited ("SITAGCH") is a substantial shareholder of InfoSky and SITA INC. is an indirect holding company of SITAGCH, SITA INC. is a connected person of the Company.

(d) *Network Usage Fees Paid by the Company to SITA S.C.*

During Year 2004, the Company continued to engage SITA S.C. in providing data network services to the Company. The data network usage fees were determined based on the rates agreed between SITA S.C. and the Company.

Since both SITA INC. and SITA S.C. are owned and managed by almost the same group of shareholders, SITA S.C. is an associate of SITAGCH, and SITA S.C. is therefore considered as a connected person of the Company.

For Year 2004, the network usage fees payable by the Company to SITA S.C. amounted to approximately RMB45,480,450 (2003: RMB33,236,600).

(e) *Transactions between the Company and the Service Companies*

The service companies are the companies established between the Company and Chinese commercial airlines and airports for distributing the products of the Company and providing better service to customers in different regions. The service companies pay fees to the Company for using mainframe resources, link with the Company's data network, terminal equipment and connection and installation of and printers at the rates prescribed by the CAAC.

The service companies also provide front end technical supports for airport passenger processing system,and are entitled to sharing the profit generated from airport passenger processing system (APP system) with the Company.

For Year 2004, the Company's fees received from and paid to the service companies aggregated to approximately RMB26,009,427.

In the opinion of the independent non-executive directors of the Company, such connected transactions:

(i) were entered into by the Group in the ordinary and usual course of its business;

(ii) were conducted either

(a) on normal commercial terms (which expression shall be applied by reference to transactions of a similar nature and to be made by similar entities); or

(b) (where there is no available comparison) on terms that are fair and reasonable so far as the independent shareholders of the Company are concerned; and

(iii) were entered into either

(a) in accordance with the terms of the agreements governing such transactions; or

(b) (where there are no such agreements) on terms no less favorable than those available to or from independent third parties; and

(iv) if they fall within any of the following categories, did not exceed the upper limits set out below for the financial year ended December 31, 2004:

Categories of transactions	**Cap Amount**
Leasing and using properties	RMB40.00 million
Transaction between InfoSky and SITA INC.	US$5.00 million
Transaction between the Company and its subsidiaries and associated companies	RMB84.00 million
Transaction between the Company and SITA	RMB72.00 million

In relation to such connected transactions, the Company has received a letter from the auditors stating that such connected transactions:

(a) have received the approval of the Board;

(b) were entered into in accordance with the pricing policies as stated in the notes to the financial statements of the Company;

(c) were entered into in accordance with the terms of the respective agreements and documents governing those transactions; and

(d) the aggregate amounts of the transactions have not exceeded the upper limits (referred to in (iv) above).

OTHER CONNECTED TRANSACTIONS

On November 3 and December 30, 2004, the Company entered into Electronic Tickets Information System Technology Development Agreement and Civil Aviation Information System Technology Development Agreement respectively with Asia Technology Development Center ("Asia Technology"), pursuant to which the Company engaged Asia Technology to provide technology development services. As Asia Technology is an associate of CTHC, the substantial shareholder of the Company, the said technology development agreements constitute connected transactions under the Listing Rules. The total consideration payable by the Company under the two agreements is RMB15,076,800. Since each of the applicable ratios referred to in Rule 14A32(1) of the Listing Rules in relation to such transactions is less than 2.5 per cent., approval from the Company's independent shareholders was not required. The Company issued an announcement on December 31, 2004 to set out the terms of such transactions.

TRUST DEPOSITS AND IRRECOVERABLE OVERDUE TIME DEPOSITS

As at December 31, 2004, the Group did not have any trust deposits or irrecoverable overdue time deposits. All of the Group's cash deposits are placed with commercial banks and are in compliance with applicable laws and regulations.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

For the year ended December 31, 2004, the Group did not purchase, sell or redeem any of the Company's securities.

AUDIT COMMITTEE AND COMPLIANCE WITH CODE OF BEST PRACTICE

The Audit Committee of the Company has discussed and reviewed with the Company's management the financial information contained in the annual report and has also discussed certain other matters including internal control and financial reporting procedures of the Company. The Board is of the opinion that the Company has complied with the requirements of the Code of Best Practice as set out in Appendix 14 to the Listing Rules during Year 2004.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Amendments to the Articles of Association of the Company will be proposed at the Annual General Meeting of the Company to be held on Tuesday, May 10, 2005 to reflect changes in shareholdings of promoters. Details of the Proposed Amendments are set out in the Notice of Annual General Meeting contained in the Annual Report.

PRE-EMPTIVE RIGHTS

There is no provision regarding pre-emptive rights under the Articles of Association of the Company or under PRC laws.

MATERIAL LITIGATION

The Group was not involved in any material litigation or dispute in Year 2004.

AUDITORS

During the period from the date of incorporation of the Company and up to December 31, 2001, Arthur Andersen & Co in Hong Kong and Arthur Andersen • Hua Qiang in the PRC were the Company's international and PRC auditors, respectively.

PricewaterhouseCoopers (Certified Public Accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. (Certified Public Accountants in the PRC) are respectively the Company's international and PRC auditors for Year 2002, Year 2003 and Year 2004. A resolution to appoint PricewaterhouseCoopers as the Company's international auditors and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. as the PRC auditors, respectively, for the year ending December 31, 2005 will be proposed at the Annual General Meeting of the Company to be held on Tuesday, May 10, 2005.

By order of the Board
Zhu Yong
Chairman

March 19, 2005

Dear Shareholders,

During the year ended December 31, 2004, members of the second Supervisory Committee of the Company (the "Supervisory Committee") have diligently performed their duties, in their effective offices respectively, in ensuring that the Company has observed and complied with the Listing Rules, the Company Law of the PRC, the Articles of Association of the Company and other relevant legislations and regulations to protect the interests of the Company and its shareholders.

The second Supervisory Committee convened three meetings during Year 2004 to monitor corporate governance of the Company. The Supervisory Committee also reviewed the Company's annual financial statements for 2003 and interim financial statements for 2004, and attended meetings of the Board of Directors (the "Board") to effectively monitor the policies and decisions made by the Board as to whether they are in compliance with the Listing Rules, the relevant legislative and regulatory requirements of the People's Republic of China, the Articles of Association of the Company, and the interests of the Company and shareholders, and offered proper suggestions to the Board. All members of the Supervisory Committee agreed unanimously to elect Du Hongying as the Vice Chairperson of the Supervisory Committee in April 2004.

The second Supervisory Committee has carefully reviewed the Company's financial statements for 2004 audited by PricewaterhouseCoopers prepared in accordance with International Financial Reporting Standards and considers that the financial statements give a true and fair view of the financial position and results of operations of the Company and they comply with the regulations applicable to the Company.

The Supervisory Committee confirms that the Company has not been involved in any material litigation or proceedings or arbitration, and there is no litigation or claim of material importance pending or threatened by or against the Company.

The Supervisory Committee is satisfied that the Board and senior management of the Company are committed to act honestly and to perform their duties diligently, so as to protect the best interests of the Company and shareholders for Year 2004. The Supervisory Committee confirms that the report of the Board for the year ended December 31, 2004 reflected the actual operational circumstances of the Company. In the opinion of the Supervisory Committee, the Company has achieved satisfactory results during the year and the Supervisory Committee has confidence in the Company's future prospects and development.

By Order of the Supervisory Committee
Li Xiaojun
Chairperson of the Supervisory Committee

March 19, 2005



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

REPORT OF INTERNATIONAL AUDITORS
TO THE SHAREHOLDERS OF TRAVELSKY TECHNOLOGY LIMITED
(Established in the People's Republic of China with limited liability)

We have audited the accompanying balance sheet of TravelSky Technology Limited (the "Company") and consolidated balance sheet of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") as of December 31, 2004 and the related consolidated income statement and statement of cash flows of the Group for the year then ended. These financial statements set out on pages 31 to 71 are the responsibility of the Company's management. It is our responsibility to form an independent opinion, based on our audit, on these financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the content of this report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements give a true and fair view of the financial position of the Company and the Group as of December 31, 2004 and of the results operations of the Group and its cash flows for the year then ended in accordance with International Financial Reporting Standards and comply with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong
March 19, 2005

CONSOLIDATED INCOME STATEMENT

For the Year ended December 31, 2004

(Amounts expressed in thousands of Renminbi ("RMB"), except per share data)

	Note	**2004**	2003
Revenues:			
Aviation information technology service		**1,025,725**	663,932
Data network and Others		**257,125**	229,686
Total revenues	4	**1,282,850**	893,618
Business taxes and other surcharges		**(42,277)**	(32,005)
Net revenues		**1,240,573**	861,613
Operating expenses:			
Depreciation and amortisation		**(166,741)**	(149,166)
Network usage		**(70,671)**	(58,792)
Personnel		**(133,829)**	(147,783)
Operating lease rentals		**(49,406)**	(42,870)
Technical support and maintenance fees		**(40,456)**	(44,650)
Commission and promotion expenses		**(155,702)**	(74,537)
Other operating expenses		**(170,624)**	(119,492)
Total operating expenses		**(787,429)**	(637,290)
Operating profit		**453,144**	224,323
Financial income, net		**37,558**	34,569
Share of results of associated companies		**10,934**	11,445
Other expenses, net		**(2,038)**	2,008
Profit before taxation and minority interests	5	**499,598**	272,345
Taxation	9	**(40,188)**	(23,092)
Income before minority interests		**459,410**	249,253
Minority interests		**(10,229)**	(6,712)
Net profit		**449,181**	242,541
Earnings per share, basic and diluted (RMB)	10	**0.51**	0.27
Weighted average number of shares outstanding (thousand)	10	**888,158**	888,158

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheet

As at December 31, 2004

(Amounts expressed in thousands of Renminbi)

	Note	**2004**	2003
ASSETS			
Non-current assets			
Property, plant and equipment, net	12	**475,118**	545,354
Intangible assets, net	13	**15,177**	11,093
Investments in associated companies	15	**42,424**	36,327
Other long-term investment	16	**100,000**	100,000
Other long-term assets	17	**16,142**	4,901
		648,861	697,675
Current assets			
Inventories	18	**4,098**	2,635
Accounts receivable, net	19	**38,170**	18,352
Due from associated companies		**—**	65
Due from related parties, net	32(3)	**112,811**	83,619
Prepayments and other current assets	20	**82,979**	32,005
Short-term investments		**1,749**	1,920
Short-term bank deposits	21	**625,378**	505,000
Cash and cash equivalents	22	**2,236,843**	2,034,952
		3,102,028	2,678,548
Total assets		**3,750,889**	3,376,223
EQUITY AND LIABILITIES			
Capital and Reserves			
Paid in capital	25	**888,158**	888,158
Reserves	26	**1,719,540**	1,584,817
Retained earnings	27	**628,929**	405,063
		3,236,627	2,878,038
Minority interests		**49,456**	40,305
Current liabilities			
Accounts payable and accrued liabilities	23	**404,477**	366,061
Due to related parties		**27,048**	64,922
Taxes payable	24	**30,138**	24,846
Deferred revenue		**3,143**	2,051
		464,806	457,880
Total equity and liabilities		**3,750,889**	3,376,223
Net current assets		**2,637,222**	2,220,668
Total assets less current liabilities		**3,286,083**	2,918,343

Approved by the Board of Directors on March 19, 2005.

Zhu Yong
Chairman

Zhu Xiaoxing
Director

The accompanying notes are an integral part of these financial statements.

BALANCE SHEET

As at December 31, 2004

(Amounts expressed in thousands of Renminbi)

	Note	**2004**	2003
ASSETS			
Non-current assets			
Property, plant and equipment, net	12	**441,275**	512,637
Intangible assets, net	13	**13,570**	8,816
Investments in subsidiaries	14	**86,151**	64,264
Investments in associated companies	15	**42,424**	36,327
Other long-term investment	16	**100,000**	100,000
Other long-term assets	17	**13,807**	1,356
		697,227	723,400
Current assets			
Inventories	18	**221**	511
Accounts receivable, net	19	**10,041**	4,318
Due from subsidiaries		**57,102**	69,108
Due from associated companies		**—**	65
Due from related parties	32	**105,333**	69,498
Prepayments and other current assets	20	**76,255**	27,618
Short-term bank deposits	21	**579,155**	495,000
Cash and cash equivalents	22	**2,133,725**	1,905,577
		2,961,832	2,571,695
Total assets		**3,659,059**	3,295,095
EQUITY AND LIABILITIES			
Capital and Reserves			
Paid in capital	25	**888,158**	888,158
Reserves	26	**1,716,955**	1,583,293
Retained earnings	27	**616,358**	398,242
		3,221,471	2,869,693
Current liabilities			
Accounts payable and accrued liabilities	23	**393,990**	351,982
Due to subsidiaries		**—**	773
Due to related parties		**15,767**	52,099
Taxes payable	24	**27,831**	20,548
		437,588	425,402
Total equity and liabilities		**3,659,059**	3,295,095
Net current assets		**2,524,244**	2,146,293
Total assets less current liabilities		**3,221,471**	2,869,693

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year ended December 31, 2004

(Amounts expressed in thousands of Renminbi)

	Note	**2004**	2003
Cash flows from operating activities			
Cash generated from operations	28	**621,123**	570,912
Long term rental deposit		**(12,903)**	—
Enterprise income tax paid		**(32,737)**	(19,344)
Net cash provided by operating activities		**575,483**	551,568
Cash flows from investing activities			
Purchases of property, plant, equipment and intangible assets		**(147,732)**	(307,134)
Decrease/(Increase) in short-term bank deposits		**(120,378)**	34,492
Interest income		**17,846**	3,000
Dividends received from associated companies		**4,837**	2,615
Proceeds from disposal of property, plant and equipment		**972**	1,591
Investment to related party		**—**	(6,150)
Increase in other long-term assets		**(234)**	(845)
Net cash used in investing activities		**(244,689)**	(272,431)
Cash flows from financing activities			
Dividend paid to group shareholders		**(128,903)**	(137,125)
Disbursement for other financing activities		**—**	(482)
Net cash used in financing activities		**(128,903)**	(137,607)
Net increase in cash and cash equivalents		**201,891**	141,530
Cash and cash equivalents, beginning of year		**2,034,952**	1,893,422
Cash and cash equivalents, end of year	22	**2,236,843**	2,034,952

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Shareholders' Equity

For the Year ended December 31, 2004

(Amounts expressed in thousands of Renminbi)

	Note	Paid in capital	Reserves	Retained earnings	Total
Balance as at January 1, 2003		888,158	1,453,674	464,191	2,806,023
Profit for the year		—	—	242,541	242,541
Dividend for 2002		—	—	(170,526)	(170,526)
Transfer to reserves	26,27	—	131,143	(131,143)	—
Balance as at December 31, 2003		888,158	1,584,817	405,063	2,878,038
Balance as at January 1, 2004		888,158	1,584,817	405,063	2,878,038
Profit for the year		—	—	449,181	449,181
Dividend for 2003	11	—	—	(90,592)	(90,592)
Transfer to reserves	26,27	—	134,723	(134,723)	—
Balance as at December 31, 2004		888,158	1,719,540	628,929	3,236,627

The accompanying notes are an integral part of these financial statements.

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES

TravelSky Technology Limited (the "Company") was incorporated in the People's Republic of China (the "PRC") on October 18, 2000 to engage in the provision of aviation information technology service and related services in the PRC.

The Company was listed on The Stock Exchange of Hong Kong Limited on February 7, 2001.

As at December 31, 2004, the Company had direct or indirect interests in the following subsidiaries and associated companies. All of these subsidiaries and associated companies are limited liability companies incorporated in the PRC except for TravelSky Technology (Hong Kong) Limited, which is a limited liability company incorporated in Hong Kong.

Name	Date of incorporation	Percentage of equity interest held		Issued and fully paid capital RMB	Principal activities
		Direct	Indirect		
Subsidiaries					
Hainan Civil Aviation Cares Co., Ltd. ("Hainan Cares")	March 2, 1994	64.78%	—	6,615,000	Provision of electronic travel distribution and cargo management services; and sale and installation of the related information systems
Cares Shenzhen Co., Ltd. ("Shenzhen Cares")	April 14, 1995	61.47%	—	7,000,000	Provision of electronic travel distribution and cargo management services; and sale and installation of the related information systems

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held		Issued and fully paid capital RMB	Principal activities
		Direct	Indirect		
Cares Hubei Co., Ltd. ("Hubei Cares")	July 25, 1997	50%	12.5%	5,000,000	Provision of electronic travel distribution, airport passenger processing and cargo management services; and sale and installation of the related information systems
Cares Chongqing Information Technology Co., Ltd. ("Chongqing Cares")	December 1, 1998	51%	—	9,800,000	Provision of electronic travel distribution, airport passenger processing and cargo management services; and sale and installation of the related information systems
Aviation Cares of Yunnan Information Co., Ltd. ("Yunnan Cares")	June 15, 2000	51%	—	2,000,000	Computer hardware and software development and data network services
InfoSky Technology Co., Ltd. ("InfoSky")	September 20, 2000	51%	—	20,695,000	Provision of cargo management services and related software and technology development; and provision of technical support, training and consulting services
TravelSky Technology (Hong Kong) Limited	December 13, 2000	100%	—	3,162,067	Commercial services

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held		Issued and fully paid capital RMB	Principal activities
		Direct	Indirect		
Civil Aviation Cares of Xiamen Ltd. ("Xiamen Cares")	September 14, 2001	51%	—	4,000,000	Computer hardware and software development and data network services
Civil Aviation Cares of Qingdao Ltd. ("Qingdao Cares")	January 11, 2002	51%	—	2,000,000	Computer hardware and software development and data network services
Civil Aviation Cares of Xi'an Ltd. ("Xi'an Cares")	July 9, 2002	51%	—	2,000,000	Computer hardware and software development and data network services
Civil Aviation Cares Technology of Xinjiang Ltd. ("Xinjiang Cares")	August 16, 2002	51%	—	3,000,000	Computer hardware and software development and data network services

During the year, Xiamen Cares had capitalized RMB 2,000,000 of its retained earnings to share capital. As a result, its share capital has increased from RMB 2,000,000 to RMB 4,000,000.

The Company and its subsidiaries are hereinafter collectively referred to as the "Group".

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held Direct	Indirect	Issued and fully paid capital RMB	Principal activities
Associated Companies					
Shanghai Civil Aviation East China Cares System Integration Co., Ltd. ("Huadong Cares")	May 21, 1999	41%	—	10,000,000	Computer hardware and software development and data network services
Shenyang Civil Aviation Cares of Northeast China, Ltd. ("Dongbei Cares")	November 2, 1999	46%	—	2,000,000	Computer hardware and software development and data network services
Aviation Cares of Southwest Chengdu, Ltd. ("Xinan Cares")	November 28, 1999	44%	—	2,000,000	Computer hardware and software development and data network services
Yunnan TravelSky Airport Technology Limited	April 1, 2003	40%	—	6,000,000	Computer hardware and software development and technical consulting service
Heilongjiang TravelSky Airport Technology Limited	April 30, 2003	50%	—	6,000,000	Computer hardware and software development and technical consulting service
Shanghai Dongmei Aviation Tourism Online Co., Ltd	September 30, 2003	50%	—	1,500,000	Sales of computers and related parts and provision of network, technical services and economic consulting service

2. BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The consolidated financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current event and actions, actual results ultimately may differ from those estimates.

3. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in preparing the financial statements of the Company and its subsidiaries are as follows:

(a) Basis of consolidation

The consolidated financial statements of the Group include the accounts of the Company and the companies that it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and net income attributable to minority shareholders are shown separately in the balance sheet and income statement, respectively.

The purchase method of accounting is used for acquired businesses. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

Investments in associated companies (generally investments of between 20% to 50% in a company's equity), where significant influence is exercised by the Company, are accounted for using the equity method. An assessment of investments in associated companies is performed when there is an indication that the assets have been impaired or the impairment losses recognised in prior years no longer exist.

When the Group's share of losses exceeds the carrying amount of the investment, the investment is reported at nil value and recognition of losses is discontinued except to the extent of the Group's commitment.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(a) Basis of consolidation *(continued)*

Intercompany balances and transactions, including intercompany profits and unrealised profits and losses are eliminated. Unrealised gains arising from transactions with associated companies are eliminated to the extent of the Group's interest in the associated companies, against the investment in the associated companies. Unrealised losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

(b) Associated companies

Associated companies are entities in which the Group holds between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control and are accounted for using the equity method. Such equity interests are carried in the balance sheet at amounts that reflect its share of the net assets of the associated companies and include goodwill on acquisition. Equity accounting involves recognising in the consolidated income statement the Group's share of the profit or loss for the year of the associated companies.

Investments in associated companies are accounted for using the equity method in the Company's balance sheet.

(c) Measurement currency

Based on the economic substance of the underlying events and circumstances relevant to the Company and its PRC subsidiaries, the measurement currency of the Company and its PRC subsidiaries has been determined to be RMB, and the measurement currency of TravelSky Technology (Hong Kong) Limited has been determined to be Hong Kong dollars. In preparing the consolidated financial statements, financial statements of TravelSky Technology (Hong Kong) Limited are translated based on the policies as described in Note (d) below.

(d) Foreign currencies

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in other currencies are translated into RMB at exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities in other currencies are translated at historical rates. Exchange gains or losses arising from changes in exchange rates subsequent to the transaction dates are included in the determination of net profit.

The Group did not enter into any hedge contracts during any of the periods presented.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(d) Foreign currencies *(continued)*

Where the operations of a foreign company are integral to the operations of the Company, the translation principles are applied as if the transactions of the foreign operation had been those of the Company. At each balance sheet date, foreign currency monetary items are translated using the closing rate, non-monetary items, which are carried at historical cost, are translated using the historical rate as of the date of acquisition and non-monetary items which are carried at fair value are translated using the exchange rate that existed when the values were determined. Income and expense items are translated at the exchange rates in place on the dates of the transactions. Resulting exchange differences are recognised in the income statement during the year.

The foreign consolidated subsidiary is regarded as foreign entity if it is financially, economically and organisationally autonomous. Its reporting currency is the respective local currency. Financial statements of a foreign consolidated subsidiary are translated at year-end exchange rates with respect to the balance sheet, and at exchange rates at the dates of the transactions with respect to the income statement. All resulting translation differences are included in a translation reserve in equity.

Any goodwill or fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of a foreign entity are recorded using the exchange rate at the effective date of the transaction. Exchange differences arising on a monetary item that, in substance, forms part of the Company's net investment in a foreign entity are classified as equity in the consolidated financial statements until the disposal of the net investment. Exchange differences on transactions which hedge the Company's net investment in a foreign entity are taken directly to the translation reserve in equity.

On the disposal of a foreign entity, the cumulative amount of exchange differences that relate to the foreign entity is recognised as income or as expenses in the same period in which the gain or loss on disposal is recognised.

(e) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment loss. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to expense in the year in which they are incurred. When the expenditure results in increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(e) Property, plant and equipment *(continued)*

Depreciation of property, plant and equipment is provided using the straight-line method over their estimated useful lives, after taking into consideration their estimated residual value. The estimated useful lives of property, plant and equipment are as follows:

Buildings	20 years
Computer systems and software	3-11 years
Motor vehicles	6 years
Furniture, fixtures and other equipment	5-9 years

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposals is included in the determination of net profit.

Assets under construction represent buildings under construction and computer systems and equipment pending installation, and are stated at cost. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the period of construction or installation and testing. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

(f) Intangible assets

Intangible assets mainly represent purchased software.

Cost of acquisition of the new software is capitalised and treated as an intangible asset if these costs are not an integral part of the related hardware. Software is amortised on a straight line basis over 2-3 years.

Costs incurred in order to restore or maintain the future economic benefits that an enterprise can expect from the originally assessed standard of performance of existing software systems are recognised as an expense when the restoration or maintenance work is carried out.

(g) Research and development costs

Expenditures for research and development are charged against income in the period incurred except for software development costs which comply strictly with the following criteria:

- the software is clearly defined and costs are separately identified and measured reliably;
- the technical feasibility of the software is demonstrated;

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(g) Research and development costs *(continued)*

- the software will be sold or used in-house;
- a potential market for the software or its usefulness for internal use is demonstrated; and
- adequate technical, financial and other resources required for completion of the software development are available.

Capitalised development costs are amortised on a straight-line basis over their expected useful lives. The period of amortisation does not normally exceed 5 years. During the year ended December 31, 2004, no development costs were capitalised as they did not meet all the conditions listed above (2003: nil).

The recoverable amount of development costs is estimated whenever there is an indication that the asset has been impaired or that the impairment losses recognised in previous years no longer exist.

(h) Impairment of assets

Financial instruments are reviewed for impairment at each balance sheet date.

For financial assets carried at amortised cost, whenever it is probable that the company will not collect all amounts due according to the contractual terms of loans, receivables or held-to-maturity investments, an impairment or bad debt loss is recognised in the income statement. Reversal of impairment losses previously recognised is recorded when the decrease in impairment loss can be objectively quantified and related to an event occurring after the write-down. Such reversal is recorded in income. However, the increased carrying amount is only recognised to the extent it does not exceed what amortised cost would have been had the impairment not been recognised.

For available-for-sale financial assets, the cumulative gain or loss previously recognised in equity is included in net profit or loss for the period when there is objective evidence that the asset is impaired. The recoverable amount of a debt instrument remeasured to fair value is the present value of expected future cash flows discounted at the current market interest rates for a similar financial asset. A reversal of an impairment loss is recorded when the decrease in the impairment loss can be objectively related to an event occurring after the write down. Such reversal is recorded in income.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(h) Impairment of assets *(continued)*

Property, plant and equipment, intangible assets, investment in subsidiaries and associated companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in income for items of property, plant and equipment, intangible assets, investment in subsidiaries and associated companies carried at cost. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit to which the asset belongs.

Reversal of impairment losses recognised in prior years is recorded when there is an indication that the impairment losses recognised for the asset no longer exist or have decreased. The reversal is recorded in income. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognised to the extent it does not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for that asset in prior years.

(i) Investments

The Group classified its investments into the following categories: held-to-maturity, trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the Company has the positive intent and ability to hold to maturity other than loans and receivables originated by the Company are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the company, are classified as available-for-sale.

Held-to-maturity investments are included in non-current assets unless they mature within 12 months of the balance sheet date. Investments held for trading are included in current assets. Available-for-sale investments are classified as current assets if management intends to realise them within 12 months of the balance sheet date.

All purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset.

Investments are initially measured at cost, which is the fair value of the consideration given for them, including transaction costs.

Available-for-sale and trading investments are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balance sheet date.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(i) Investments *(continued)*

Gains or losses on measurement to fair value of available-for-sale investments are recognised directly in the fair value reserve in shareholders' equity, until the investment is sold or otherwise disposed off, or until it is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in net profit or loss for the period.

Changes in the fair values of trading investments are included in financial expense.

Held-to-maturity investments are carried at amortised cost using the effective interest rate method.

(j) Financial instruments

Financial assets and financial liabilities carried on the balance sheet mainly include cash and cash equivalents, short-term bank deposits, accounts receivable, advance to suppliers, due from associated companies and related parties, treasury bonds, other long-term assets, accounts payable and due to related parties. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies.

Financial instruments issued by the Group are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains, and losses relating to a financial instrument classified as a liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Company and the Group have a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.

(k) Operating leases

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessor are accounted for as operating leases. Rental payments under operating leases are charged to expense based on the straight-line method over the period of the leases.

(l) Inventories

Inventories, which principally comprise equipment for sale, spare parts and consumable items, are carried at the lower of cost or net realisable value. Cost is determined based on the first-in, first-out ("FIFO") method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(m) Accounts Receivable and provision for bad debts

Accounts receivable are initially recorded at actual amounts. Provisions for bad debts are made based on the assessment of their collectibility and are provided for using the "allowance method". Based on the actual circumstances and experiences, specific provisions are set against balances that have been assessed to be uncollectible. A general provision is then set against the remaining balance based on the aging using the respective percentages as tabulated below:

Aging	Provision for bad debts as a percentage of accounts receivable
Between 7 months and 1 year	25%
Between 1 and 2 years	50%
Over 2 years	100%

(n) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost.

Cash represents cash in hand and deposits with banks or other financial institutions which are repayable on demand.

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

(o) Taxation

Taxation of the Group except for TravelSky Technology (Hong Kong) Limited is provided based on the tax laws and regulations applicable to PRC enterprises. The Group provides for PRC enterprise income tax on the basis of its income for statutory financial reporting purposes, adjusted for income and expense items that are not assessable or deductible for tax purposes.

Hong Kong profits tax of TravelSky Technology (Hong Kong) Limited is provided on the estimated assessable profits arising in or derived from Hong Kong during the year.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(o) Taxation *(continued)*

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax base of an asset or liability and its carrying amount in the balance sheet. Currently enacted tax rate are used in the determination of deferred taxation. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. Deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilised.

Other tax liabilities are provided in accordance with the regulations issued by the PRC government authorities.

(p) Retirement scheme

The fixed contributions for retirement benefits made under defined contribution schemes are charged to expense in the year to which they relate.

(q) Provisions

A provision is recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimation can be made for the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimation. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation. When discounting is used, the increase in provision reflecting the passage of time is recognised as interest expense.

(r) Revenue recognition

Revenue is recognised, net of sales discount, when it is probable that the economic benefits associated with the transaction will flow to the Group and the revenue and costs incurred or to be incurred in respect of the transaction can be measured reliably on the following basis:

- Revenue for aviation information technology service is recognised when the services are rendered;
- Revenue for data network services is recognised as revenue when the services are rendered;

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(r) Revenue recognition *(continued)*

- Sale of equipment is recognised when the significant risks and rewards of ownership of the goods have been transferred to the buyer;

- Revenue for equipment installation project is recognised by reference to the stage of completion when this can be measured reliably. The stage of completion is determined in the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognised only to the extent of expenses recognised that are recoverable. In the period in which it is determined that a loss will result from the performance of the contract, the entire amount of the estimated ultimate loss is charged against income; and

- Interest income from deposits in banks or other financial institutions is recognised on an accrual basis.

4. REVENUES

Revenue primarily comprises the fees earned by the Group for the use of the Group's aviation information technology service and related services.

These fees are primarily effected on terms determined by Civil Aviation Administration of China ("CAAC") and other relevant PRC authorities. A substantial portion of these fees was generated from shareholders of the Company.

(1) Aviation information technology services comprise electronic travel distribution services, airport passenger processing services and other extended information technology services related to such businesses as provided by the Group.

Electronic travel distribution services are provided by the Group's Inventory Control System and Computer Reservation System, which provide real-time flight seat control and flight reservation information for the airlines and travel agencies.

Airport passenger processing services are provided by the Group's Airport Passenger Processing System, which provides check-in, boarding, baggage control, flight navigation and flight allocation services for airlines and airports located in the PRC and in several foreign cities.

(2) The Group charges airlines, airports and travel agencies for the use of the Group's data network.

(3) The Group also sells equipment related to the use of the Group's systems to airlines, airports and travel agencies.

5. PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging (crediting) the following:

	2004	2003
	RMB'000	*RMB'000*
After charging:		
Depreciation	**156,633**	141,904
Amortisation	**8,212**	7,262
Leasehold amortisation	**1,896**	—
Loss on disposal of property, plant and equipment	**5,516**	1,651
Operating lease rentals	**49,406**	42,870
Provision (write back) for doubtful debts	**(1,299)**	2,377
Cost of equipment sold	**12,727**	13,561
Contributions to defined contribution pension scheme	**5,758**	3,320
Auditors' remuneration	**1,785**	1,444
Contribution to housing fund	**4,478**	3,123
Research and development expenses	**135,658**	78,427
After crediting:		
Interest income	**(37,710)**	(33,213)
Exchange gain	**152**	(1,839)

6. DIRECTORS', SENIOR EXECUTIVES' AND SUPERVISORS' EMOLUMENTS

	2004	2003
	RMB'000	*RMB'000*
Fees for executive directors	**—**	—
Fees for non-executive directors	**270**	—
Fees for supervisors	**—**	—
Other emoluments for executive directors:		
— basic salaries and allowances	**272**	231
— bonus	**714**	1,647
— retirement benefits	**40**	28
Other emoluments for non-executive directors	**—**	—
Other emoluments for supervisors	**507**	963
Total	**1,803**	2,869

No director had waived or agreed to waive any emoluments during the years.

6. DIRECTORS', SENIOR EXECUTIVES' AND SUPERVISORS' EMOLUMENTS

(continued)

Details of emoluments paid to the five highest-paid employees (mainly senior executives) are as follows:

	2004	2003
	RMB'000	*RMB'000*
Basic salaries and allowances	**447**	324
Bonus	**1,210**	1,678
Retirement benefits	**66**	40
	1,723	2,042
Number of directors	**3**	3
Number of employees	**2**	2
	5	5

The annual emoluments paid during the year ended December 31, 2004 to each of the directors (including the five highest paid employees) fell within the band from RMB nil to RMB 1 million (2003: from RMB nil to RMB 1 million).

During the year ended December 31, 2004, no emolument was paid to the five highest-paid individuals (including directors and employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2003: nil).

7. RETIREMENT BENEFITS

All the full time employees of the Group are covered by a state-sponsored pension scheme under which the employees are entitled to an annual pension equal to their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Group was required to make specified contributions to the state-sponsored pension scheme at the rate of 20% of the employees' basic salaries for the year ended December 31, 2004 (2003: 19%). The contributions to the pension scheme made by the Group for the year ended December 31, 2004 amounted to RMB5,758,000 (2003: RMB 3,320,000). Under this scheme, the Group has no obligation for post-retirement benefits beyond the annual contributions made.

8. HOUSING FUND

All the full-time employees of the Group are entitled to participate in a state-sponsored housing fund. The fund can be used by the Group for the construction of employee quarters, by the employees for housing purchases, or may be withdrawn upon their retirement. The Group is required to make annual contributions to a state-sponsored housing fund equivalent to a certain percentage of each employee's salary. The contributions by the Group to the housing fund for the year ended December 31, 2004 amounted to approximately RMB4,478,000 (2003: RMB 3,123,000).

The average number of employees in 2004 was 1,825 (2003: 1,416).

9. TAXATION

Income Tax

	2004	2003
	RMB'000	*RMB'000*
PRC enterprise income tax - current	**40,141**	23,552
Hong Kong profits tax - current	**47**	(460)
	40,188	23,092

Under PRC income tax law, the Company is subject to enterprise income tax ("EIT") at a rate of 33% on the taxable income as reported in its statutory accounts which are prepared based on the accounting principles and financial regulations applicable to PRC enterprises. The Company is registered as a new technology enterprise in October 2000 in Zhongguancun Haidian Science Park and has been approved by the Haidian State Tax Bureau (Document (2000) Haiguoshuiersuo No.19) to enjoy EIT preferential rate of 7.5% from January 1, 2003 to December 31, 2005.

The Company's subsidiaries are entitled to different preferential tax rates, ranging from 0 to 33%. These subsidiaries are located in special economic zones (Hainan Cares and Shenzhen Cares) for which the applicable tax rate is 15%, or designated as "New Technology Enterprise" (Chongqing Cares) for which the applicable tax rate is 15% or located in Western part of China (Xinjiang Cares) enjoying preferential tax rate of 0%. In addition, these subsidiaries are entitled to certain reductions in tax rates in their initial years of operations.

9. TAXATION *(continued)*

Income Tax *(continued)*

The reconciliation of EIT at the statutory rate of 33% applied to income before taxation for the years ended December 31, 2004 and 2003, to the effective rate actually recorded in the consolidated income statement, is as follows:

	2004	2003
Statutory tax rate	**33%**	33%
Effect of preferential tax rates applicable to the Company	**(24)%**	(23)%
Effect of preferential tax rates applicable to certain subsidiaries	**(1)%**	(2)%
Effective income tax rate	**8%**	8%

There were no material temporary differences for which deferred taxation had not been provided for as at the balance sheet dates.

The combined effect of the preferential tax rate applicable to the Company and certain subsidiaries is as follows:

	2004	2003
Aggregate amount (RMB'000)	**132,339**	70,902
Per share effect (RMB)	**0.15**	0.08

Business Taxes

The Group is subject to business taxes on its service revenues:

Aviation information technology service and data network	3%
Training, technical support service, rental and others	5%

9. TAXATION *(continued)*

Value-Added Tax ("VAT")

The Group's sales of equipment are subject to Value Added Tax (VAT). The Company and one of its subsidiaries (InfoSky) are certified by the tax authorities as general tax payers, and other subsidiaries of the Company are small-scale VAT tax payers. The applicable tax rate is 17% for general tax payers, and 4%-6% for small-scale VAT tax payers.

For general tax payers, input VAT from purchase of equipment for sale can be netted off against output VAT from sales.

VAT payable or receivable is the net difference between periodic output and deductible input VAT.

10. EARNINGS PER SHARE

Earnings per share for the year ended December 31, 2004 and December 31, 2003 have been computed by dividing the net profit of RMB449,181,000, and RMB 242,541,000, by the weighted average number of 888,157,500 and 888,157,500 ordinary shares issued and outstanding for the years ended December 31, 2004 and 2003, respectively.

There were no potential dilutive ordinary shares outstanding during the years ended December 31, 2004 and 2003.

11. DIVIDENDS

The shareholders in the Annual General Meeting on April 28, 2004 approved the final dividend in respect of 2003 of RMB 0.102 per share amounting to a total of RMB90,592,000. The amount was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2004.

The Board of Directors proposed a final dividend of RMB0.200 per share for the year ended December 31, 2004, totaling approximately RMB177,631,500. The proposed dividend distribution is subject to shareholders' approval in their next general meeting and will be recorded in the Group's financial statements for the year ending December 31, 2005. After the appropriation of the dividend, the reserve available for distribution as at December 31, 2004 was approximately RMB299,882,000 (2003: RMB202,137,000).

	2004	2003
Dividend proposed after year end		
Proposed final dividend (RMB'000)	**177,632**	90,592
Dividend per share (RMB)	**0.200**	0.102

12. PROPERTY, PLANT AND EQUIPMENT, NET

At December 31, property, plant and equipment comprised:

The Group:

	Buildings	Computer systems and software	Motor vehicles	Furniture, fixtures and other equipment	Assets under construction	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost						
As at January 1, 2003	15,091	863,954	20,449	14,221	8,923	922,638
Purchases	4,011	306,821	4,874	5,646	26,895	348,247
Transfer upon completion	29,903	—	—	—	(29,903)	—
Disposals	—	(44,056)	(858)	(229)	—	(45,143)
As at December 31,2003	49,005	1,126,719	24,465	19,638	5,915	1,225,742
Purchases	2,249	77,038	5,053	7,166	1,379	92,885
Transfer upon completion	4,094	—	—	—	(4,094)	—
Disposals	—	(25,853)	(362)	(651)	(3,200)	(30,066)
As at December 31,2004	55,348	1,177,904	29,156	26,153	—	1,288,561
Accumulated depreciation						
As at January 1, 2003	(2,477)	(565,452)	(9,638)	(4,439)	—	(582,006)
Charge for the year	(1,333)	(133,491)	(2,904)	(4,176)	—	(141,904)
Write-back on disposals	—	42,657	731	134	—	43,522
As at December 31, 2003	(3,810)	(656,286)	(11,811)	(8,481)	—	(680,388)
Charge for the year	(3,028)	(145,514)	(2,817)	(5,274)	—	(156,633)
Write-back on disposals	—	22,691	312	575	—	23,578
As at December 31, 2004	(6,838)	(779,109)	(14,316)	(13,180)	—	(813,443)
Net book value						
As at December 31, 2003	45,195	470,433	12,654	11,157	5,915	545,354
As at December 31, 2004	48,510	398,795	14,840	12,973	—	475,118

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

12. PROPERTY, PLANT AND EQUIPMENT, NET *(continued)*

The Company:

	Buildings	Computer systems and software	Motor vehicles	Furniture, fixtures and other equipment	Assets under construction	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost						
As at January 1, 2003	2,284	841,793	12,196	10,636	1,440	868,349
Purchases	3,136	306,336	3,089	3,866	26,118	342,545
Transfer upon completion	24,678	—	—	—	(24,678)	—
Disposals	—	(42,180)	(804)	(146)	—	(43,130)
As at December 31, 2003	30,098	1,105,949	14,481	14,356	2,880	1,167,764
Purchases	—	74,947	3,796	4,802	320	83,865
Disposals	—	(16,170)	(361)	(274)	(3,200)	(20,005)
As at December 31, 2004	30,098	1,164,726	17,916	18,884	—	1,231,624
Accumulated depreciation						
As at January 1, 2003	(118)	(551,159)	(6,410)	(3,187)	—	(560,874)
Charge for the year	(384)	(131,330)	(1,745)	(2,445)	—	(135,904)
Write-back on disposals	—	40,851	679	121	—	41,651
As at December 31, 2003	(502)	(641,638)	(7,476)	(5,511)	—	(655,127)
Charge for the year	(1,908)	(143,507)	(1,979)	(3,690)	—	(151,084)
Write-back on disposals	—	15,306	312	244	—	15,862
As at December 31, 2004	(2,410)	(769,839)	(9,143)	(8,957)	—	(790,349)
Net book value						
As at December 31, 2003	29,596	464,311	7,005	8,845	2,880	512,637
As at December 31, 2004	(27,688)	394,887	8,773	9,927	—	441,275

13. INTANGIBLE ASSETS, NET

	The Group		The Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cost				
As at January 1	**28,788**	19,531	**24,882**	16,701
Additions	**12,296**	9,257	**12,156**	8,181
As at December 31	**41,084**	28,788	**37,038**	24,882
Accumulated amortisation				
As at January 1	**(17,695)**	(10,433)	**(16,066)**	(9,408)
Amortisation for the year	**(8,212)**	(7,262)	**(7,402)**	(6,658)
As at December 31	**(25,907)**	(17,695)	**(23,468)**	(16,066)
Net book value as at December 31	**15,177**	11,093	**13,570**	8,816

The intangible assets of the Group and the Company represent computer software acquired.

14. INVESTMENTS IN SUBSIDIARIES

	The Group		The Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Share of net assets	**–**	—	**86,151**	64,264

A listing of the Group's subsidiaries is shown in Note 1.

15. INVESTMENTS IN ASSOCIATED COMPANIES

	The Group		The Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Share of net assets	**42,424**	36,327	**42,424**	36,327

A listing of the Group's associated companies is shown in Note 1.

16. OTHER LONG-TERM INVESTMENT

At December 31, the Company and the Group had the following held-to-maturity investment:

	Interest rate and maturity	2004 RMB'000	2003 RMB'000
Treasury bonds	3% per annum with maturity in December 2008	**100,000**	100,000

17. OTHER LONG-TERM ASSETS

At December 31, other long-term assets of the Company and the Group represented mainly long-term rental deposits.

18. INVENTORIES

	The Group		The Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Equipment for sale	**3,951**	2,587	**221**	405
Spare parts	**1**	83	**—**	80
Other	**146**	59	**—**	26
	4,098	2,729	**—**	511
Less: Provision	**—**	(94)	**—**	—
Total	**4,098**	2,635	**221**	511

The provision at December 31, 2003 was made against the equipment for sales.

No inventories have been pledged as security for borrowings.

19. ACCOUNTS RECEIVABLE, NET

At December 31, accounts receivable comprised:

	The Group		The Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Accounts receivable	**40,307**	21,820	**19,409**	15,163
Provision for doubtful debts	**(2,137)**	(3,468)	**(9,368)**	(10,845)
Accounts receivable	**38,170**	18,352	**10,041**	4,318

The credit period is normally within six months after the services are rendered.

The aging analysis of accounts receivable is as follows:

	The Group		The Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**30,456**	14,809	**17,253**	11,027
Over 6 months but within 1 year	**7,883**	1,907	**327**	550
Over 1 year but within 2 years	**846**	2,896	**707**	2,228
Over 2 years but within 3 years	**126**	325	**126**	325
Over 3 years	**996**	1,883	**996**	1,033
	40,307	21,820	**19,409**	15,163

20. PREPAYMENTS AND OTHER CURRENT ASSETS

At December 31, prepayments and other current assets comprised:

	The Group		The Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Prepayments	**27,059**	4,774	**26,048**	3,504
Interest Receivable	**33,910**	14,046	**33,910**	14,046
Other current assets	**22,010**	13,185	**16,297**	10,068
Total	**82,979**	32,005	**76,255**	27,618

21. SHORT-TERM BANK DEPOSITS

The annual interest rate on short-term bank deposits range from 0.80% to 2.70% (2003:1.14% to 1.89%) and these deposits have a maturity period ranging from 6 to 36 months (2003: 6 to 24 months).

22. CASH AND CASH EQUIVALENTS

At December 31, cash and cash equivalents consisted of:

	The Group		**The Company**	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash				
RMB	**409**	216	**39**	106
HKD denominated	**53**	30	**—**	—
USD denominated	**69**	68	**—**	—
GBP denominated	**14**	13	**—**	—
EUR denominated	**21**	20	**—**	—
	566	347	**39**	106
Demand deposits				
RMB	**1,971,284**	1,557,464	**1,936,570**	1,499,081
USD denominated	**239,303**	426,702	**183,075**	369,685
HKD denominated	**25,269**	49,666	**14,041**	36,705
JPY denominated	**421**	773	**—**	—
	2,236,277	2,034,605	**2,133,686**	1,905,471
Total cash and cash equivalents	**2,236,843**	2,034,952	**2,133,725**	1,905,577

23. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	The Group		The Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Accounts payable	**92,430**	112,017	**82,408**	99,926
Accrued departure technology support fee	**105,877**	103,668	**122,195**	110,672
Accrued technical bonus to employees	**47,443**	54,264	**45,562**	52,394
Accrued technical support fee	**21,411**	14,117	**17,192**	13,685
Accrued network usage fees	**64,038**	55,562	**64,038**	50,677
Other accruals	**73,278**	26,433	**62,595**	24,628
	404,477	366,061	**393,990**	351,982

At December 31, 2004, approximately RMB104,625,000 of the above balances were denominated in US dollars (2003: RMB 128,490,000).

The aging analysis of accounts payable is as follows:

	The Group		The Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**24,623**	69,653	**16,691**	60,366
Over 6 months but within 1 year	**3,542**	3,084	**2,201**	284
Over 1 year but within 2 years	**29,120**	5,493	**28,708**	5,489
Over 2 years but within 3 years	**1,358**	33,558	**1,021**	33,558
Over 3 years	**33,787**	229	**33,787**	299
Total accounts payable	**92,430**	112,017	**82,408**	99,926
Accrued liabilities	**312,047**	254,044	**311,582**	252,056
	404,477	366,061	**393,990**	351,982

24. TAXES PAYABLE

	The Group		The Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Enterprise income tax payable	**12,794**	5,343	**11,466**	3,371
Business tax payable	**14,011**	14,604	**13,185**	12,681
VAT payable	**(239)**	(190)	**(20)**	(191)
Other	**3,572**	5,089	**3,200**	4,687
	30,138	24,846	**27,831**	20,548

25. PAID-IN CAPITAL

The paid-in capital as at December 31, 2004 represented 577,303,500 Domestic Shares that were issued by the Company upon incorporation and 310,854,000 H Shares that were issued by the Company in February, 2001.

	2004 Number of shares	**2004 Amount**
	'000	*RMB'000*
Authorised:		
Domestic Shares of RMB1 each:	577,304	577,304
H Shares of RMB1 each:	310,854	310,854
Total shares of RMB1 each:	888,158	888,158
Issued and fully paid:		
Domestic Shares of RMB1 each:	577,304	577,304
H Shares of RMB1 each:	310,854	310,854
Total shares of RMB1 each:	888,158	888,158

26. RESERVES

	Capital Surplus	Statutory Surplus Reserve Fund	Statutory Public Welfare Fund	Discretionary Surplus Reserve Fund	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
The Group					
Balance as at January 1, 2003	1,194,956	98,105	87,730	72,883	1,453,674
Transfer from retained earnings	—	23,080	23,081	84,982	131,143
Balance as at December 31, 2003	1,194,956	121,185	110,811	157,865	1,584,817
Transfer from retained earnings	—	44,681	44,524	45,518	134,723
Balance as at December 31, 2004	1,194,956	165,866	155,335	203,383	1,719,540
The Company					
Balance as at January 1, 2003	1,194,956	97,707	87,333	72,883	1,452,879
Transfer from retained earnings	—	22,716	22,716	84,982	130,414
Balance as at December 31, 2003	1,194,956	120,423	110,049	157,865	1,583,293
Transfer from retained earnings	—	44,115	44,115	45,432	133,662
Balance as at December 31, 2004	1,194,956	164,538	154,164	203,297	1,716,955

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

27. APPROPRIATIONS AND DISTRIBUTION OF PROFIT

In accordance with the Articles of Association of the Company, earnings available for distribution by the Company will be deemed to be the lower of the amounts determined in accordance with (a) the applicable financial rules and regulations in the PRC ("PRC GAAP"), and (b) IFRS.

According to the Articles of Association of the Company, the distributable net profit after taxation and minority interests is determined after allowance has been made for:

(i) making up cumulative prior years' losses, if any;

(ii) appropriation to the statutory surplus reserve funds at 10% of the after-tax profit, as determined under PRC GAAP, until the cumulative amounts reach 50% of the Company's registered capital. The statutory surplus reserve funds may be converted into capital provided that it is approved by a resolution at a shareholders' general meeting and its balance does not fall below 25% of the new registered capital; and

(iii) appropriation to the statutory public welfare funds at 5% to 10% (at the discretion of the Board of Directors) of the after-tax profit, as determined under PRC GAAP, which can only be used for the collective welfare of the employees.

The shareholders in the Annual General Meeting on April 28, 2004 approved the appropriation of RMB45,432,000 to the discretionary surplus reserve. The amount was accounted for in shareholder's equity as an appropriation of retained earnings in the year ended December 31, 2004.

For the year ended December 31, 2004, the Board of Directors proposed appropriations of 10%, 10% and 20% of the net profit (2003: 10%, 10% and 20% respectively) as reflected in the Company's statutory financial statements prepared under PRC GAAP, or RMB44,115,000, RMB44,115,000 and RMB88,231,000 (2003: RMB22,716,000, RMB22,716,000 and RMB45,432,000), to the statutory surplus reserve fund , the statutory public welfare fund and the discretionary surplus reserve fund, respectively.

The proposed appropriation of RMB88,231,000 (20% of net profit after tax) to the discretionary surplus reserve fund for the year ended December 31, 2004 is subject to shareholders' approval at the next general meeting. Because of the adoption of the revised IAS 10, "Events After the Balance Sheet Date", the appropriation to the discretionary surplus reserve fund that was proposed after December 31, 2004 will be recorded in the Group's financial statements for year ended December 31, 2005.

After the appropriations mentioned above, the retain earning available for distribution as at December 31, 2004 was approximately RMB477,514,000 (2003: RMB292,729,000), which is the lesser of the amounts determined in accordance with PRC GAAP and IFRS.

The profit attributable to shareholders is dealt with in the financial statements of the Company to the extent of RMB442,371,000 (2003: RMB236,678,000) for the year ended December 31, 2004.

28. RECONCILIATION OF PROFIT BEFORE TAXATION TO CASH GENERATED FROM OPERATIONS

	2004	2003
	RMB'000	*RMB'000*
Profit before taxation and minority interests	**499,598**	272,345
Adjustments for:		
Depreciation and amortisation	**166,741**	149,166
Loss on disposal of property, plant and equipment	**5,516**	1,651
Impairment of investment	**171**	—
Interest income	**(37,710)**	—
Provision (write back) for doubtful debts	**(1,299)**	2,377
Share of results from associated companies	**(10,934)**	(11,445)
Operating profit before working capital changes	**622,083**	414,094
Decrease (increase) in current assets:		
Accounts receivable	**(18,519)**	(16,282)
Inventories	**(1,463)**	(617)
Prepayments and other current assets	**(8,825)**	(824)
Due from related parties/associated companies	**(29,128)**	52,065
Increase (decrease) in current liabilities:		
Accounts payable and accrued liabilities	**58,683**	119,248
Deferred revenue	**1,092**	1,837
Due to related parties	**(641)**	(10,314)
Taxes payable	**(2,159)**	11,705
Cash generated from operations	**621,123**	570,912

29. FINANCIAL INSTRUMENTS

Financial risk management

The Group is exposed to market risks arising from changes in interest and foreign exchange rates. The Group does not use any derivative financial instruments to manage those risks.

Fair values

The Group's financial instruments mainly consist of cash and cash equivalents, short-term bank deposits, accounts receivable, advance to suppliers, due from associated companies and related parties, treasury bonds, other long-term assets, accounts payable and due to related parties.

The carrying amounts of the Group's financial instruments except for treasury bonds approximated their fair values as at December 31, 2004 because of the short maturities of these instruments.

The treasury bonds that are held to maturity are carried at cost. At December 31, 2004, the market value of the treasury bonds as at December 31, 2004 was approximately RMB95,881,000 (2003: RMB 99,520,000).

Credit risks

The extent of the Group's credit exposure is represented by aggregated balance of cash and cash equivalents, short-term bank deposits, accounts receivable, advance to suppliers, short term investment, amounts due from associated companies and related parties and treasury bonds. The maximum credit risk exposure in the event that other parties fail to perform their obligations under these financial instruments was approximately RMB3,202 million as at December 31, 2004 (2003: RMB 2,776 million).

Counterparties to financial instruments primarily consist of State-owned banks in the PRC, and a large number of airlines and travel agents. The Group does not expect any counterparties to fail to meet their obligations. The Group has concentrations of credit risk with these entities.

Foreign currency risk

The Group is exposed to foreign exchange risk related to its capital expenditures because a substantial portion of its capital expenditures represents imported equipment that is purchased in U.S. dollars. Under the current foreign exchange system in the PRC, the Group is not able to hedge effectively against currency risks except for the cash and cash equivalents that denominated in foreign currency. Fluctuation of the exchange rates of Renminbi against foreign currencies could affect the Group's results of operations.

30. SEGMENT REPORTING

The Group conducts its business within one business segment - the business of providing aviation information technology service and related services in the PRC. The Group's chief decision maker for operation is considered to be the Group's CEO. The information reviewed by the CEO is identical to the information presented in the consolidated income statement. No segment income statement has been prepared by the Group for the year ended December 31, 2004 and 2003. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented.

31. COMMITMENTS

(a) Capital commitments

At December 31, the Group had the following capital commitments:

	2004	2003
	RMB'000	*RMB'000*
Authorised and contracted for		
— Computer System	**36,883**	1,208
Authorised but not contracted for		
— Computer System	**411,000**	322,000
Total	**447,883**	323,208

The above capital commitments primarily relate to the acquisition and installation of the next generation traveler service system.

At December 31, 2004, approximately RMB2,408,200 of the above balance were dominated in US dollars (2003: Nil).

31. COMMITMENTS *(continued)*

(b) Operating lease commitments

As at December 31, the Group had the following commitments under operating leases:

	2004	2003
	RMB'000	*RMB'000*
Within one year	**57,192**	36,483
Later than one year but not later than five years	**87,787**	126,001
Later than five years	**7,865**	50,509
Total	**152,844**	212,993

(c) Equipment maintenance fee commitments

As at December 31, 2004, the Group had total equipment maintenance fee commitments of approximately RMB6.8 million (2003: RMB8.3 million).

32. RELATED PARTY TRANSACTIONS

Entities are considered to be related if one has the ability to control the other, directly or indirectly, or has the ability to exercise significant influence over the financial and operating decisions of the other. Entities are also considered to be related if they are subject to common control or common significant influence.

The following is a summary of significant recurring transactions carried out with the Group's related parties.

32. RELATED PARTY TRANSACTIONS *(continued)*

(1) Related parties

The major related parties of the Company and the Group are as follows:

Name	Relationship with the Company
China TravelSky Holding Company ("CTHC")	Shareholder of the Company
China Southern Air Holding Co.	Shareholder of the Company
China Eastern Air Holding Co.	Shareholder of the Company
Air China	Shareholder of the Company
China Northern Airlines Co.	Shareholder of the Company
China Eastern Air - Northwest Airlines Co.	Shareholder of the Company
China Eastern Air - Yunnan Airlines Co.	Shareholder of the Company
Xinjiang Airlines Co.	Shareholder of the Company
China National Aviation Corp.	Shareholder of the Company
Xiamen Airlines Limited Company	Shareholder of the Company
Hainan Airlines Company Limited	Shareholder of the Company
China National Aviation Holding Co.	Parent company of certain shareholders of the Company

(2) Related party transactions

The Group had the following material related party transactions.

(i) Revenue for aviation information technology service and data network service, the pricing of which was based on negotiated prices with these related parties with reference to the pricing standards prescribed by CAAC where applicable.

Name	**2004**	2003
	RMB'000	*RMB'000*
China Southern Air Holding Co. (a)	**186,548**	127,952
China Eastern Air Holding Co. (b)	**177,772**	118,342
China National Aviation Holding Co. (c)	**170,321**	114,893
Hainan Airlines Company Limited	**117,287**	59,986
Xiamen Airlines Limited Company	**69,967**	54,167

(a) It represented the transactions entered into between the wholly owned subsidiaries of China Southern Air Holding Co., namely China Southern Air Co. Ltd., China Northern Airlines Co. and Xinjiang Airlines Co. and other subsidiaries.

32. RELATED PARTY TRANSACTIONS *(continued)*

(2) Related party transactions *(continued)*

(b) It represented the transactions entered into between the wholly owned subsidiaries of China Eastern Air Holding Co., namely China Eastern Air Co. Ltd. and Yunnan Airlines Co. and other subsidiaries.

(c) It represented the transactions entered into between the Group and China National Aviation Holding Co. and its wholly owned subsidiaries, namely Air China and China National Aviation Corporation and other subsidiaries.

In the Directors' opinion, these transactions were carried out with related parties in the ordinary course of business and on normal commercial terms.

(ii) Lease of properties from China TravelSky Holding Company ("CTHC")

For the year ended December 31, 2004, operating lease rentals for lease of properties from CTHC amounted to RMB34,570,760 (2003: RMB 30,807,105). The pricing of operating lease rentals for buildings is based on agreed rates with CTHC with reference to market rentals.

(3) Balances with related parties

Balances with related parties mainly comprised:

Due from related parties

	The Group		The Company	
Name	**2004**	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
China Southern Air Holding Co. (a)	**42,891**	7,294	**41,066**	4,575
China Eastern Air Holding Co. (b)	**1,706**	22,136	**—**	20,301
China National Aviation Holding Co. (c)	**37,871**	24,053	**37,871**	21,615
Shenzhen Air Holding Co.	**559**	9,314	**519**	8,131
Xiamen Airlines Limited Company	**8,301**	—	**7,460**	—

(a) It represented the balances due from the wholly owned subsidiaries of China Southern Air Holding Co., namely China Southern Air Co. Ltd., China Northern Airlines Co. and Xinjiang Airlines Co. and other subsidiaries.

(b) It represented the balances due from the wholly owned subsidiaries of China Eastern Air Holding Co., namely China Eastern Air Co. Ltd. and China Northwest Airlines Co. and Yunnan Airlines Co. and other subsidiaries.

32. RELATED PARTY TRANSACTIONS *(continued)*

(3) Balances with related parties *(continued)*

(c) It represented the balances due from China National Aviation Holding Co. and its wholly owned subsidiaries, namely Air China and China National Aviation Corporation and other subsidiaries.

The balances with related parties were unsecured, non-interest bearing and generally repayable within six months.

The balances with related parties primarily arose from the above related party transactions.

33. ULTIMATE HOLDING COMPANY

The directors regard China TravelSky Holding Company established in the PRC as being the ultimate holding company.

34. RECLASSIFICATIONS AND COMPARATIVE FIGURES

Certain reclassifications have been made to the prior year's financial statements to enhance comparability with current year's financial statements.

35. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on March 19, 2005.

Consolidated Balance Sheet
Supplementary Financial Information Provided by the Management

	As at December 31,				
	2000	2001	2002	2003	**2004**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	***RMB'000***
ASSETS					
Non-current assets					
Property, plant and equipment, net	281,944	403,997	340,632	545,345	**475,118**
Intangible assets, net	—	14,238	9,098	11,093	**15,117**
Investments in associated companies	6,424	12,391	23,646	36,327	**42,424**
Other long-term investment	—	100,000	100,000	100,000	**100,000**
Other long-term assets	—	8,465	5,746	4,901	**16,142**
	288,368	539,091	479,122	697,675	**648,861**
Current assets					
Inventories	9,680	2,767	2,018	2,635	**4,098**
Accounts receivable, net	44,868	14,837	4,447	18,352	**38,170**
Due from associated companies	11,416	598	377	65	**–**
Due from related parties	229,845	168,536	135,371	83,619	**112,811**
Prepayments and other current assets	31,362	15,356	30,826	32,005	**82,979**
Short-term investment	—	—	2,195	1,920	**1,749**
Short-term bank deposits	27,406	516,186	539,491	505,000	**625,378**
Cash and cash equivalents	584,729	1,636,818	1,893,422	2,034,952	**2,236,843**
	939,306	2,355,098	2,608,147	2,678,548	**3,102,028**
Total assets	1,227,674	2,894,189	3,087,269	3,376,223	**3,750,889**
EQUITY AND LIABILITIES					
Capital and Reserves					
Paid in capital	577,304	888,158	888,158	888,158	**888,158**
Reserves	272,856	1,295,014	1,453,674	1,584,817	**1,719,540**
Retained earnings (accumulated deficit)	—	333,045	464,191	405,063	**628,929**
	850,160	2,516,217	2,806,023	2,878,038	**3,236,627**
Minority interests	32,735	30,613	37,600	40,305	**49,456**
Current liabilities					
Current portion of long-term bank loan	—	—	—	—	**–**
Accounts payable and accrued liabilities	65,158	167,092	193,044	366,061	**404,477**
Due to related parties	6,682	38,447	22,906	64,922	**27,448**
Dividends payable	124,051	124,051	14,342	—	**–**
Taxes payable	140,508	14,375	13,140	24,846	**30,138**
Deferred revenue	8,380	3,394	214	2,051	**3,143**
	344,779	347,359	243,646	457,880	**464,806**
Total equity and liabilities	1,227,674	2,894,189	3,087,269	3,376,223	**3,750,889**

Note:Certain prior year figures have been reclassified to better present the financial position of the Group.

	Year ended December 31,				
	2000	2001	2002	2003	**2004**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	***RMB'000***
Revenues:					
Aviation information technology service	594,665	663,426	767,478	663,932	**1,025,725**
Data network and others	147,322	167,375	209,964	229,686	**257,125**
Total revenues	741,987	830,801	977,442	893,618	**1,282,850**
Business taxes and other surcharges	(24,735)	(29,652)	(32,604)	(32,005)	**(42,277)**
Net revenues	717,252	801,149	944,838	861,613	**1,240,573**
Operating expenses:					
Depreciation and amortisation	(104,857)	(109,658)	(137,373)	(149,166)	**(166,741)**
Network usage	(54,772)	(48,640)	(49,823)	(58,792)	**(70,671)**
Personnel	(39,656)	(72,019)	(99,595)	(147,783)	**(133,829)**
Operating lease rentals	(31,516)	(35,278)	(37,109)	(42,870)	**(49,406)**
Technical support and maintenance fees	(42,295)	(40,701)	(45,735)	(44,650)	**(40,456)**
Commission and promotion expenses	(26,933)	(44,207)	(75,397)	(74,537)	**(155,702)**
Other operating expenses	(69,807)	(84,216)	(93,838)	(119,492)	**(170,624)**
Total operating expenses	(369,836)	(434,719)	(538,870)	(637,290)	**(787,429)**
Operating profit	347,416	366,430	405,968	224,323	**453,144**
Financial income (charges), net	4,921	41,956	42,635	34,569	**37,558**
Share of results from associated companies	3,446	7,289	14,255	11,445	**10,934**
Other (expenses) income, net	(2,729)	(4,102)	(2,998)	2,008	**(2,038)**
Profit before taxation and minority interests	353,054	411,573	459,860	272,345	**499,598**
Taxation	(94,166)	(3,189)	(3,149)	(23,092)	**(40,188)**
Income before minority interests	258,888	408,384	456,711	249,253	**459,410**
Minority interests	(2,296)	(483)	(3,484)	(6,712)	**(10,229)**
Net profit	256,592	407,901	453,227	242,541	**449,181**
Earnings per share, basic and diluted (RMB)	0.44	0.48	0.51	0.27	**0.51**
Weighted average number of shares outstanding (thousand)	577,304	855,314	888,158	888,158	**888,158**

CORPORATE INFORMATION

BOARDS OF DIRECTORS

Chairman	(appointed on August 26, 2004)
Zhu Yong	Executive Director (appointed on December 5, 2003)
Directors	
Zhu Xiaoxing	Executive Director (General Manager) (appointed on October 12, 2004)
Ding Weiping	Executive Director (Company Secretary) (appointed on December 5, 2003)
Song Jinxiang	Executive Director (appointed on December 5, 2003)
Wang Quanhua	Vice Chairman, Non-executive Director (appointed on December 5, 2003)
Cao Jianxiong	Vice Chairman, Non-executive Director (appointed on December 5, 2003)
Zhang Xueren	Vice Chairman, Non-executive Director (appointed on December 5, 2003)
Rong Gang	Non-executive Director (appointed on December 5, 2003)
Yang Yatie	Non-executive Director (appointed on December 5, 2003)
Li Xiaoguang	Non-executive Director (appointed on December 5, 2003)
Si Yupei	Non-executive Director (appointed on December 5, 2003)
Song Jian	Non-executive Director (appointed on December 5, 2003)
Wu Jiapei	Independent non-executive Director (appointed on December 5, 2003)
Chow Kwok Wah, James	Independent non-executive Director (appointed on December 5, 2003)
Lee Kwok Ming, Don	Independent non-executive Director (appointed on December 5, 2003)

AUDIT COMMITTEE

Wu Jiapei	Chief member (appointed on December 5, 2003)
Chow Kwok Wah, James	Member (appointed on December 5, 2003)
Lee Kwok Ming, Don	Member (appointed on December 5, 2003)

STRATEGIC COMMITTEE

Cao Jianxiong	Chief member (appointed on March 31, 2004)
Zhu Yong	Member (appointed on March 31, 2004)
Wang Quanhua	Member (appointed on March 31, 2004)
Zhang Xueren	Member (appointed on March 31, 2004)
Rong Gang	Member (appointed on March 31, 2004)
Ding Weiping	Member (appointed on March 31, 2004)

REMUNERATION COMMITTEE

Chow Kwok Wah, James	Chief member (appointed on March 31, 2004)
Wu Jiapei	Member (appointed on March 31, 2004)
Li Kwok Ming, Don	Member (appointed on March 31, 2004)
Wang Quanhua	Member (appointed on March 31, 2004)
Yang Yatie	Member (appointed on March 31, 2004)

SUPERVISORY COMMITTEE

Chairman	(appointed on December 5, 2003)
Li Xiaojun	Supervisor (appointed on December 5, 2003)
Vice Chairman	(appointed on April 28, 2004)
Du Hongying	Supervisor (appointed on December 5, 2003)

SUPERVISORS

Zhang Yakun	Supervisor (appointed on December 5, 2003)
Wang Yongqiang	Supervisor (appointed on December 5, 2003)
Chen Lihong	Supervisor (appointed on December 5, 2003)
Tan Xiaoxu	Supervisor (appointed on December 5, 2003)
Zhang Xin	Supervisor (appointed on December 5, 2003)
Rao Geping	Independent Supervisor (appointed on December 5, 2003)

SENIOR MANAGEMENT

Zhu Xiaoxing	General Manager (Executive Director) (appointed on August 26, 2004)
Huang Yuanchang	Deputy General Manager (appointed on December 5, 2003)
Xiao Yanhong	Deputy General Manager (appointed on December 5, 2003)
Huang Peng	Deputy General Manager (appointed on August 26, 2004)

COMPANY SECRETARY

Ding Weiping (Executive Director)

COMPANY'S WEBSITE

www.travelsky.net

AUDITORS

International Auditors:
PricewaterhouseCoopers
Certified Public Accountants, Hong Kong
22/F, Prince's Building Central Hong Kong

PRC Auditors:
PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co.
11/F PricewaterhouseCoopers Centre
202 Hu Bin Road
Shanghai 200021
PRC

LEGAL ADVISERS TO THE COMPANY

as to Hong Kong law:
Linklaters
10th Floor, Alexandra House
Chater Road
Hong Kong

as to PRC law:
Jingtian & Gongcheng
15th Floor, The Union Plaza
20 Chaoyangmenwai Dajie
Beijing 100020, PRC

REGISTERED ADDRESS AND CONTACT DETAILS

TravelSky Technology Limited
Floor 18 - 20, South Wing, Park C
Raycom InfoTech Park
No. 2, Ke Xue Yuan South Road
Haidian District, Beijing 100080, PRC
Telephone: (8610) 8286 1610
Facsimile: (8610) 8286 1612

PLACE OF BUSINESS IN HONG KONG

Room 3005-3007, 30/F
Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

PLACE OF LISTING

The Stock Exchange of Hong Kong Limited
Stock Code: 696

HONG KONG SHARE REGISTRAR AND TRANSFER OFFICE

Hong Kong Registrars Limited
Room 1712-1716, 17/F Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

DEPOSITARY OF SPONSORED LEVEL I AMERICAN DEPOSITARY RECEIPT PROGRAMME

The Bank of New York
Shareholder
P. O. Box 11258
Church Street Station
New York, NY 10286-1258, U.S.A.

Shareholders can obtain a copy of this annual report through the website of the Company at (www.travelsky.net).

Biographies of Directors, Supervisors, Company Secretary and Senior Management

DIRECTORS

Chairman

Zhu Yong, age 41, is an Executive Director of the Company. Mr. Zhu is a senior engineer. He graduated from Huazhong Polytechnic University and received a master's degree in engineering from the Beijing University of Aeronautics and Astronautics. Mr. Zhu has over 20 years of experience in China's aviation industry. From August 1983 to April 1991, Mr. Zhu was an engineer in CAAC. He was the Manager of the Computer Department of the Accounting Centre of China Aviation in May 1991 and the Vice Chief Engineer and the Manager of the Computer Department of the Accounting Center of China Aviation in January 1994. He became the Deputy General Manager of the Accounting Center of China Aviation in May 1996, and has been the General Manager of the Accounting Center of China Aviation from June 2000 to August 2004. From April 2001 to August 2004, Mr. Zhu was the General Manager of the Company. He has been a member of the first Board of the Company since May 2001 and has also been a Deputy General Manager of China TravelSky Holding Company since October 2002. In December 2003, he was re-elected as a director of the second Board. In March 2004, Mr. Zhu was appointed as a member of the Strategic Committee. From August 2004 Mr. Zhu has served as the Chairman of the Company.

Executive Directors

Zhu Xiaoxing, age 40, graduated from Jilin University majoring in computer software. Mr. Zhu has nearly 20 years of experience in management and technological support in China's aviation industry. Since the establishment of the Company in October 2000, Mr. Zhu had been the General Manager of the Operation Department, the Customer Service Department and the Technical Management Department of the Company. In August 2004, the Board of the Company appointed Mr. Zhu Xiaoxing as the General Manager of the Company. He has served the Board of the Company since October 2004.

Ding Weiping, age 53, is an Executive Director and the Company Secretary of the Company. He graduated from Beijing Industry Technology University and has over 20 years of management experience in China's aviation industry. From December 1979 to May 1984, Mr. Ding was an employee of CAAC. From May 1984 to October 1987, he was employed by CACI. From October 1987 to August 2000, he served as the Deputy Head of the Information Technology Room and then as the Vice Chief Engineer of CACI. Mr. Ding was also the head of the Planning Department of CACI from July 1999 to August 2000. From July 1999 to August 2000, Mr. Ding also served as the Officer-in-charge of the Restructuring Department of CACI. From October 2000 to August 2004, Mr. Ding has served as the Deputy Chief Engineer of the Company and General Manager of the Department of Planning Development of the Company. Mr. Ding has served as a Director and the Company Secretary of the Company since October 2000. In December 2003, he was re-elected as a director of the second Board and the Company Secretary of the Company. In March 2004, Mr. Ding was appointed as a member of the Strategic Committee.

Song Jinxiang, age 56, is an Executive Director of the Company. Mr. Song graduated from Beijing University of Aeronautics and Astronautics and has over 20 years of management experience in China's aviation industry. From December 1976 to September 1981, Mr. Song was a technician at CAAC. From September 1981 to July 1999, he served as the Deputy Head and then as the Head of the Business Department of CACI. Mr. Song was the Deputy Chief Economist of CACI from July 1999 to August 2000. He was a member of the first Supervisory Committee of the Company from October 2000 to December 2003. In December 2003, he was elected as a director of the second Board of the Company.

Non-executive Directors

Wang Quanhua, age 50, is one of the Vice Chairmen of the Board. Mr. Wang is a university graduate and has about 30 years of management experience in China's civil aviation industry. He joined China Southern Airlines Co., Ltd. in June 1991. Since June 1998, he served as the General Manager of the Strategic Planning Department, and then as the Assistant to the President and Vice President of Southern Airlines (Group) Co.. He has been the Deputy General Manager of China Southern Air Holding Company since October 2002 and a director of China Southern Airlines Company Limited since March 2003. In December 2003, Mr. Wang was elected as a director and Vice Chairman of the second Board of the Company. In March 2004, Mr. Wang was appointed as a member of the Strategic Committee and the Remuneration Committee.

Cao Jianxiong, age 45, is one of the Vice Chairmen of the Board. Mr. Cao is an economist. He has a master's degree in economics and has over 20 years of management experience in China's civil aviation industry. He was the Chief Officer of the Human Resources Section of China Eastern Airlines and then took on the position of the General Manager of China Eastern Airlines Development Company and China Eastern Airlines Futures Company from December 1987 to March 1996. From March 1996 to December 1996, Mr. Cao was the Assistant to the General Manager of China Eastern Airlines and from December 1996 to December 1999, Mr. Cao served as the Deputy General Manager and Chief Financial Officer of China Eastern Airlines Corporation. From December 1999 to October 2002, Mr. Cao served as a Vice President of Eastern Airlines Group Corporation. He has been a director and the Vice Chairman of the first Board of the Company since October 2000. Since October 2002, he has been the Vice President of China Eastern Air Holding Company. In December 2003, Mr. Cao was re-elected as a director and the Vice Chairman of the second Board of the Company. In March 2004, Mr. Cao was appointed as a member of the Strategic Committee.

Zhang Xueren, age 52, is one of the Vice Chairmen of the Board. Mr. Zhang is a senior economist. He graduated from Sichuan Foreign Languages University and obtained a MBA degree in Beijing University and has almost 30 years of experience in China's aviation industry. From March 1979 to July 1982, Mr. Zhang was the Commercial Officer of the Tehran Office of CAAC. He returned to Beijing in 1982 and held the position of Deputy Head of the International Freight Department of the Beijing Bureau of CAAC. From January 1990 to April 1998, he served as the Manager of In-Freight Department of Air China Corporation, and from April 1998 to December 1998, he was the General Manager of the Tianjin Branch of Air China. Mr. Zhang has been the Vice President of Air China from December 1998 to the end of 2004, he is now the Vice President of CNAC in Hong Kong. Since October 2000, he has been a director and Vice Chairman of the first Board of the Company. In December 2003, Mr. Zhang was re-elected as a director and Vice Chairman of the second Board of the Company. In March 2004, Mr. Zhang was appointed as a member of the Strategic Committee.

Rong Gang, age 42, is one of the Non-executive Directors. Mr. Rong is a senior engineer and obtained a degree in MBA from Guanghua School of Management, Peking University. He has 20 years of experience in China's aviation industry. From August 1983 to May 1996, Mr. Rong was an employee of CACI. From May 1996 to May 1999, he was employed by CAAC. From May 1999 to October 2002, Mr. Rong served as the Vice President of CACI. He has been the Deputy General Manager of China TravelSky Holding Company since October 2002. He was a director of the first Board of the Company. In December 2003, Mr. Rong was re-elected as a director of the second Board of the Company. In March 2004, Mr. Rong was appointed as a member of the Strategic Committee.

Yang Yatie, age 60, is one of the Non-executive Directors. He is a senior accountant and has nearly 40 years of experience in financial management in China's civil aviation industry. From December 1971 to March 1980, he was an accountant in International Affairs department of CAAC Headquarter. From March 1980 to March 1988, he served in International Settlement Room of Financial Department of CAAC. From March 1988 to August 1992, he was the accountant of London office of CAAC. Since August 1992, he has been an accountant, Deputy Chief Accountant and then the Chief Accountant of China Aviation Accounting Centre. Since October 2002 to December 2004, he has also been the Chief Accountant of China TravelSky Holding Company. In December 2003, Mr. Yang was elected as a director of the second Board of the Company. In March 2004, Mr. Yang was appointed as a member of the Remuneration Committee.

Li Xiaoguang, age 46, is one of the Non-executive Directors. He graduated from Tianjin Civil Aviation College and obtained a master's degree in management from the Beijing University of Aeronautics and Astronautics in 1999. Mr. Li has nearly 20 years of management and mechanic experience in China's aviation industry. From July 1982 to October 1990, Mr. Li was an engineer in the Technology Department of the Civil Aviation Maintenance Factory of China Northern Airlines. From October 1990 to July 2001, he served as the Deputy Chief Engineer and then the Chief Engineer of China Northern Airlines. Since then, Mr. Li has been the Deputy General Manager of China Northern Airlines. He was a member of the first Board of the Company. In December 2003, Mr. Li was re-elected as a director of the second Board of the Company.

Si Yupei, age 52, is one of the Non-executive Directors. Mr. Si is a senior economist and has about 30 years of management experience in China's civil aviation industry. From August 1987 to January 1989, he served in the Labour Division of Xi'an management office of CAAC. From January 1989 to October 2002, he served as the Deputy Head and then the Head of Personnel Division, Head of Human Resource Department, Deputy Chief Economist and Deputy Secretary of Party Committee in China Airline Northwestern Company. Since October 2002, he has been the Deputy Secretary of Party Committee in China Eastern Xibei Airlines. In December 2003, Mr. Si was elected as a director of the second Board of the Company.

Song Jian, age 43, is one of the Non-executive Directors. Mr. Song is a postgraduate of Nanjing University of Aeronautics and Astronautics in management science and engineering. From January 1997 to February 2002, he was the Deputy Head of Computer Centre of Air China Corporation. Since February 2002, he has been the Deputy General Manager of the Information Technology Centre of Air China. In December 2003, Mr. Song was elected as a director of the second Board of the Company.

Independent Non-executive Directors

Wu Jiapei, age 73, is a leading economist in China. Between 1955 to 1986, Mr. Wu was a researcher at the Economics Institute of the Chinese Academy of Sciences and subsequently became a senior fellow and the Head of the Quantitative Economics and Technological Economics of the Chinese Academy of Social Sciences. From 1987 to 1998, Mr. Wu was the Chief Economist, Deputy Head, and then Head of the Experts Committee of China State Information Centre. Mr. Wu has been abroad as a visiting scholar and visiting professor in the United States and Japan. Mr. Wu is now Honorary Chairman to the Experts Committee of China State Information Center, Invited Vice President of the Chinese Information Industry Association, Honorary President of the Business College and Commerce College of Huaqiao University and a part-time professor of some universities in China. Mr. Wu is a member of the Appraisal Task Force for Applied Economics Disciplines of the Second, Third and Fourth State Council's Academic Degree Committee and has published over 20 books on economics. He was a member of the first Board of the Company. In December 2003, Mr. Wu was elected as a director of the Second Board of the Company and was appointed as a member of the Audit Committee. In March 2004, Mr. Wu was appointed as a Chief Member of the Audit Committee and member of the Remuneration Committee.

Chow Kwok Wah, James, age 58, graduated from the Faculty of Commerce in Regent Institute of London, in 1966. Mr. Chow is the Chairman of the Consco Group principally engaged in domestic real estate investment and production of raw materials for the high-tech industry in China. From 1978 to 1994, Mr. Chow participated actively in the Hong Kong stock market and was a member and licensee of both the Far East Exchange Ltd. and The Stock Exchange of Hong Kong Limited. Mr. Chow has more than 20 years of investment experience in China and his investments include the Jing An Hilton Hotel and Nantong Hotel in Shanghai in 1988, the Tianjin International Building in 1991, and the Tianjin Somerset Olympic Tower. He was a member of the first Board of the Company. In December 2003, Mr. Chow was elected as a director of the Second Board of the Company and was appointed as a member of the Audit Committee. In March 2004, Mr. Chow was appointed as the Chief Member of the Remuneration Committee.

Lee Kwok Ming, Don, age 47, is a fellow member of the Hong Kong Society of Accountants, a member of Chartered Association of Certified Accountants and an Australian Chartered Management Accountant. He obtained a master's degree in business management from Bath University in United Kingdom. He has over 20 years of experience in financial management and is experienced in the areas of merger and acquisitions and corporate finance. Mr. Lee is the Chief financial officer of Moulin Global Eyecare Holdings Limited (Stock Code: 389). He is also an independent director of Lianhua Supermarket Holdings Co. Ltd (Stock code: 980). In December 2003, Mr. Lee was elected as a director of the second Board of the Company and was appointed as a member of the Audit Committee. In March 2004, Mr. Lee was appointed as a member of the Remuneration Committee.

SUPERVISORS

Li Xiaojun, age 49, the Chairperson of Supervisory Committee, is a senior economist. She graduated from People's University of China and has over 20 years of management experience in China's aviation industry. From March 1983 to May 1988, Ms. Li worked in the Planning Department of the Beijing Bureau of CAAC. From May 1988 to December 1997, she held the positions of Deputy Head and then Head of the Planning Department of Air China. Ms. Li was the Head of Personnel and Education Division of CAAC from December 1997 to August 2000. She has been a director and Deputy General Manager of the Company since October 2000. She has also been the Deputy Secretary to the Communist Party Committee in China TravelSky Holding Company since October 2002. She was a member of the first Board of the Company. In December 2003, Ms. Li was elected as a supervisor and the Chairperson of the second Supervisory Committee of the Company.

Du Hongying, age 45, is a Supervisor. Ms. Du is a senior accountant. She graduated from Xiamen University and has nearly 20 years of accounting and finance experience in China's aviation industry. From August 1982 to January 1985, Ms. Du was a teacher at the Tianjin Civil Aviation College of China. In January 1985, Ms. Du joined Xiamen Airlines Limited and since 1999 she has been working as the Deputy General Manager of the Planning and Finance Department of Xiamen Airlines. She was a Supervisor and Chairperson of the first Supervisory Committee of the Company. In December 2003, Ms. Du was elected as a supervisor of the second Supervisory Committee of the Company. In April 2004, Ms. Du was elected as a Deputy Chairperson of the Supervisory Committee.

Zhang Yakun, age 46, is a Supervisor. Mr. Zhang graduated from Xi'an University of Communications with a master's degree and has nearly 20 years of professional experience in China's aviation industry. From 1983 to 1999, he served in Yunnan management office of CAAC. From 1999 to 2001, he was the former Deputy Head of Operation and Control Centre and then the General Manager of Information Technology Department of Yunnan Airlines. From October 2002, he was the General Manager of the Information Technology Department of China Eastern Yunnan Airlines. In December 2003, Mr. Zhang was elected as a supervisor of the second Supervisory Committee of the Company.

Wang Yongqiang, age 35, is a Supervisor. Mr. Wang graduated from China Civil Aviation University, and has over 10 years of management experience in China's aviation industry. From July 1992 to June 1995, Mr. Wang served in Engineering Department of China XinHua Airlines. From June 1995 to March 2000, Mr. Wang served in Hainan Airlines, as a Deputy Head and Head of the Computer Information Center and a Deputy Officer. From March 1997 to August 1997, Mr. Wang attended training courses on high-level management in the aviation industry in Germany. Mr. Wang has been the General Manager and Chairman of HNA Systems Co., Ltd since March 2000. Since November 2002, he has been the Senior Assistant to Executive President of HNA Group. He was a member of the first Supervisory Committee of the Company. In December 2003, Mr. Wang was elected as a supervisor of the second Supervisory Committee of the Company.

Chen Lihong, age 42, is a Supervisor. Mr. Chen is a senior accountant. He has over 20 years of financial management experience in China's aviation industry. From January 1981 to August 1990, Mr. Chen was a technician of the Xinjiang Qitai Agriculture Machinery Repair and Manufacture Factory and then became an auditor of the Audit Bureau of Qitai Xinjiang. He served as an Assistant Accountant of the Xinjiang Central Enterprises Department at the Ministry of Finance from August 1990 to January 1993. Since January 1993, Mr. Chen has been working and served as the Deputy Head and then as the Head of Finance Department of Xinjiang Airlines. In 2004, he served as the Chief Accountant of Xinjiang Airlines. He was a member of the first Supervisory Committee of the Company. In December 2003, Mr. Chen was elected as a supervisor of the second Supervisory Committee of the Company.

Tan Xiaoxu, age 58, is a Supervisor and a senior officer of the Company. Mr. Tan is a senior engineer. He graduated from Beijing Military Zone Foreign Language College and has over 20 years of technical support experience in China's aviation industry. From April 1973 to October 1975, Mr. Tan was a technician at the Beijing Military Zone. From October 1975 to November 1980, he was a sales representative at the Beijing Bureau of CAAC. From November 1980 to July 1999, he served as a technician and then as the Manager of the Applied Technology Department of CACI. Mr. Tan was a senior officer of CACI from July 1999 to August 2000. He has been working in Network and Operation Department of the Company since October 2000. He was a member of the first Supervisory Committee of the Company. In December 2003, Mr. Tan was elected as a supervisor of the second Supervisory Committee of the Company.

Zhang Xin, age 42, is a Supervisor of the Company. Mr. Zhang has over 20 years of technical experience in China's aviation industry. From October 1981 to December 1988, Mr. Zhang was a graphic designer at CAAC. From December 1988 to November 1994, Mr. Zhang was a technician at CACI. From November 1994 to August 2000, Mr. Zhang was a senior technician at CACI. He has been working in Operation Department of the Company since October 2000. He was a member of the first Supervisory Committee of the Company. In December 2003, Mr. Zhang was elected as a supervisor of the second Supervisory Committee of the Company.

Rao Geping, age 56, is an Independent Supervisor. He is a professor and doctorate tutor of the law school of Peking University, the Head of the Institute of International Law of Peking University, the Deputy Head of Hong Kong, Macau and Taiwan Law Research Center in Peking University, Vice President of Chinese Society of International Law and a member of National Panel of Senior Lecturer under Ministry of Justice. He is also a part-time professor in a number of universities in China including Wuhan University, Shanghai Normal University and East China University of Politics and Law. Mr. Rao specializes in areas such as laws of Hong Kong, Macau and Taiwan as well as international law, etc. In December 2003, Mr. Rao was elected as a supervisor of the second Supervisory Committee of the Company.

SENIOR MANAGEMENT

Zhu Xiaoxing, General Manager, is also an Executive Director of the Company.

Huang Yuanchang, Deputy General Manager, age 42, graduated from Nanjing University of Technology, and obtained a master degree from Beijing University of Aeronautics and Astronautics. Mr. Huang is a senior engineer and has more than twenty years of management experience in China's aviation industry. He was the Deputy Head of Computer Department of CACI from January 1989 and was the Head of Operation Room of CACI from January 1990. From October 1995, he served as the Assistant to General Manager of CACI. He served as the Assistant to General Manager of CACI and the person-in-charge of Production Management Department from February 1998, and a Deputy General Manager of CACI from May 1999. From October 2000, he has been the Deputy General Manger of the Company and a member of the first Board.

Xiao Yinhong, Deputy General Manager, age 42, graduated from Zhejiang University and obtained a master degree from Beijing University of Aeronautics and Astronautics. Mr. Xiao is a senior engineer and has more than twenty years of management experience in China's aviation industry. He was the Deputy Head of the Application Room of CACI from October 1988, the Head of the Information Department of CACI from March 1992, the Assistant to General Manager of CACI from October 1995, the Assistant to General Manager of CACI and the person-in-charge of Technology Education Department from February 1998, the Deputy General Manager of CACI in May 1999. From October 2000, he has been the Deputy General Manager of the Company and a member of the first Board.

Huang Peng, Deputy General Manager, age 41, graduated from Harbin Institute of Technology and has approximately twenty years of management experience in China's aviation industry. Mr. Huang was the Chief of Application Section of Operation Department of CACI from July 1990, the Deputy Head of Business Department of CACI from February 1996, the Head of Market Department of CACI from July 1999, the General Manager of Reservation Department of the Company from March 2001. From December 2001 to August 2004, he was the General Manager of Marketing Department of the Company. In August 2004, he was appointed as the Deputy General Manager of the Company.

COMPANY SECRETARY

Ding Weiping, is also an Executive Director of the Company.

The board of directors of TravelSky Technology Limited ("the Company") is pleased to announce that an Annual General Meeting shall be held according to the resolutions passed at a board meeting convened on March 19, 2005 and notice is hereby given that an Annual General Meeting of TravelSky Technology Limited (the "Company") will be held at 10:00 a.m. on Tuesday, May 10, 2005 at Floor 19, South Wing, Park C, Raycom InfoTech Park, No.2 Ke Xue Yuan South Road, Haidian District, Beijing, the People's Republic of China for the following purposes:

ORDINARY RESOLUTIONS

1. To consider and approve the report of the Directors for the year ended December 31, 2004.

2. To consider and approve the report of the Supervisory Committee for the year ended December 31, 2004.

3. To review the auditors' report for the year ended December 31, 2004 and to consider and approve the audited financial statements of the Company for the year ended December 31, 2004.

4. To consider and approve the distribution of a final dividend and the calculation of such distribution of the Company for the year ended December 31, 2004.

5. To consider and approve the appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. as the international and PRC auditors of the Company, respectively, for the year ending December 31, 2005, and to authorize the Directors to fix the remuneration thereof.

SPECIAL RESOLUTIONS

6. To consider and approve, due to the transfer of the equity interests of 83,538,000 shares and 5,895,500 shares held by Air China and China National Aviation Corporation respectively to China National Aviation Holding Company (Air China and China National Aviation Corporation are the wholly-owned subsidiaries of China National Aviation Holding Company) with no consideration, the amendments to the Articles of Association for the name of shareholders of registered and number of shares held.

7. To consider and approve, due to the transfer of the equity interests of 24,667,500 shares and 8,606,000 shares of the Company held by China Northern Airlines Company and Xinjiang Airlines Company respectively to China Southern Air Holding Company (China Northern Airlines Company and Xinjiang Airlines Company are the wholly-owned subsidiaries of China Southern Airlines Company) with no consideration, the amendments to the Articles of Association for the name of shareholders of registered and number of shares held.

   Subject to the approved of the above resolutions 6 and 7 by at the Annual General Meeting, the Articles of Association of the Company will be amended as follows:

   Section 3 of Article 1: Promoters of the Company are:

Shareholder 1:	China TravelSky Holding Company
Shareholder 2:	China Southern Air Holding Company
Shareholder 3:	China Eastern Air Holding Company
Shareholder 4:	China National Aviation Holding Corporation
Shareholder 5:	China Eastern Air - Northwest Airlines Company
Shareholder 6:	China Eastern Air - Yunnan Airlines Company
Shareholder 7:	Air Greatwall Company
Shareholder 8:	Xiamen Airlines Limited Company
Shareholder 9:	Hainan Airlines Company Limited
Shareholder 10:	China Xinhua Airlines Company Limited
Shareholder 11:	Shenzhen Airlines Limited
Shareholder 12:	Shanghai Airlines Company Limited
Shareholder 13:	Shandong Airlines Company Limited
Shareholder 14:	Shichuan Airlines Group
Shareholder 15:	China Eastern Airlines Wuhan Limited
Shareholder 16:	Changan Airlines Enterprises Limited
Shareholder 17:	Shanxi Airlines Enterprises Company

Section 2 of Article 21:

The structure of share capital after the issue of shares aforesaid by the Company as follows: upon the issue of overseas-listed foreign shares by expanded capitalisation and over-allotment option was exercised, the total number of shares held by the Company was 888,157,500 shares. The shareholders of promoters held 577,303,500 shares, representing 65% of the issued ordinary shares of the Company, of which, Shareholder 1 held 198,496,500 shares, Shareholder 2 held 116,460,500 shares, Shareholder 3 held 68,685,500 shares, Shareholder 4 held 89,433,500 shares, Shareholder 5 held 23,224,500 shares, Shareholder 6 held 17,504,500 shares, Shareholder 7 held 2,658,500 shares, Shareholder 8 held 21,924,500 shares, Shareholder 9 held 11,050,000 shares, Shareholder 10 held 7,559,500 shares, Shareholder 11 held 6,240,000 shares, Shareholder 12 held 5,726,500 shares, Shareholder 13 held 4,348,500 shares, Shareholder 14 held 1,722,500 shares, Shareholder 15 held 1,300,000 shares, Shareholder 16 held 799,500 shares, Shareholder 17 held 169,000 shares. Shareholder of H Share held 310,854,000 shares, representing 35% of the issued ordinary shares of the Company. The changes in total number of share capital and the structure of equity interests had been reported to the Company's Approval Department authorized by the State Council and the Securities Supervisory Department of the State Council.

8. To consider and approve other matters (if any).

By Order of the Board
Ding Weiping
Company Secretary

March 19, 2005

Notes:

1. The Register of Members of the Company will be closed from Monday, April 11, 2005 to Tuesday, May 10, 2005 (both days inclusive), during which time no share transfers will be effected. Holders of the Company's H shares and domestic shares whose names appear on the Register of Members of the Company at the close of business on Friday, April 8, 2005 are entitled to attend the Annual General Meeting. Transfers of H shares must be lodged with the share registrar of the Company's H shares by 4:00 p.m. on Friday, April 8, 2005 in order to entitle the transferee to attend the Annual General Meeting.

   The address of the share registrar of the Company's H shares is:
   Hong Kong Registrars Limited
   Room 1712-1716, 17/F
   Hopewell Centre
   183 Queen's Road East
   Wanchai, Hong Kong

2. Each Shareholder who is entitled to attend and vote at the Annual General Meeting may appoint one or more proxies to attend and vote on his or her behalf at the Annual General Meeting.

3. Shareholders or their proxies should produce proof of identity and other documents as required under the Articles of Association of the Company when attending the Annual General Meeting. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

4. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorized to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of domestic shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company not less than 24 hours before the time appointed for the holding of the Annual General Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period of time.

5. Shareholders who intend to attend the Annual General Meeting in person or by proxy should return the reply slip for attending the Annual General Meeting to the registered address of the Company on or before Tuesday, April 19, 2005 in person, by mail or by fax.

6. The Annual General Meeting is expected to last for half a day. Shareholders (or their proxies) attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.

7. The registered address of the Company is as follows:
   TravelSky Technology Limited
   Floor 18 - 20, South Wing, Park C
   Raycom InfoTech Park
   No. 2, Ke Xue Yuan South Road
   Haidian District, Beijing 100080, PRC

   Contact: Secretariat of the Board
   Telephone: (8610) 8286 1610
   Facsimile: (8610) 8286 1612


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)



年報 2004

TravelSky

公司簡介 1
財務摘要 2
董事長報告 4
業務回顧 6
財務回顧 10
企業管治報告 15
董事會報告 19
監事會報告 29
國際核數師報告 30
綜合損益表 31
綜合資產負債表 32
資產負債表 33
綜合現金流量表 34
綜合股東權益變動表 35
綜合財務報表附註 36
補充財務資料 72
公司資料 74
董事、監事、公司秘書及高級管理人員簡歷 78
股東周年大會通告 85

Designed and produced by: Wonderful Sky Public Relations & Financial Consultant Co. Ltd. Tel.: 2851 1038

公司簡介

中國民航信息網絡股份有限公司(「本公司」,或連同其附屬公司合稱「本集團」)是中國航空旅遊業信息技術解決方案的主導供應商。本集團一直致力於開發先進的產品及服務,滿足所有行業參與者(從商營航空公司、機場、旅遊產品和服務供應商、旅遊分銷代理人、機構客戶、旅客及貨運商)進行電子交易及管理與行程相關信息的需求。本公司的核心業務包括航空信息技術服務、分銷信息技術服務等。

本公司於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立,於下列附屬公司中持有控制性權益:中國民航信息網絡股份(香港)有限公司、海南民航凱亞有限公司、深圳民航凱亞有限公司、湖北民航凱亞有限公司、重慶民航凱亞信息技術有限公司、雲南民航凱亞信息有限公司、廈門民航凱亞有限公司、青島民航凱亞系統集成有限公司、西安民航凱亞有限公司、新疆民航凱亞信息網絡有限責任公司及天信達信息技術有限公司。本公司亦於下列聯營公司中持有重大權益:上海民航華東凱亞系統集成有限公司、瀋陽民航東北凱亞有限公司、成都民航西南凱亞有限責任公司、黑龍江航信空港網絡有限公司、雲南航信空港網絡有限公司及上海東美航空旅遊在線網絡有限公司。



本集團截至二零零四年十二月三十一日有員工1,825名。

本公司之H股於二零零一年二月七日在香港聯合交易所有限公司(「聯交所」)上市。本公司目前最大股東為中國民航信息集團公司,持有本公司約22.3%股份;本公司約42.7%股份由19家中國商營航空公司持有,其中包括中國南方航空集團公司、中國東方航空集團公司及中國航空集團公司三個最大的中國商營航空公司的控股公司;本公司其餘35.0%股份則由H股股東持有。

本公司已建立第一級美國預託證券憑證計劃,該計劃中之美國預託證券自二零零二年十二月二十七日起在美國場外證券市場(OTC)進行買賣。



人民幣千元
741,987
830,801
977,442
893,618
1,282,850
00
01
02
03
04
總收入



人民幣千元
353,054
411,573
459,860
272,345
499,598
00
01
02
03
04
除稅及少數股東權益前利潤



人民幣千元
452,990
479,275
554,600
386,900
628,800
00
01
02
03
04
折舊、攤銷、息稅前盈餘

數據網絡及其他
航空信息技術服務


人民幣千元
256,592
407,901
453,227
242,541
449,181
00 01 02 03 04
淨利潤


人民幣元
0.44
0.48
0.51
0.27
0.51
00 01 02 03 04
每股盈利（基本及攤薄）


人民幣千元
1,227,674
2,894,189
3,087,269
3,376,223
3,750,889
00 01 02 03 04
總資產



朱永先生
董事長

致各位股東：

二零零四年是本集團發展歷史上不平凡的一年，電子旅遊分銷（「ETD」）系統處理的航班訂座量首次突破了一億人次大關，達到了132.2百萬人次，標誌著本集團跨入了新的發展階段。但隨著中國加入世界貿易組織後過渡期的到來，本集團又邁入了一個充滿機遇和挑戰的新時期。

這個時期，一方面，快速發展的國民經濟和全面繁榮的旅遊業將繼續推動中國航空運輸業的強勁增長，不同層次、多樣化的旅客需求和日益激烈的市場競爭，將促使商營航空公司、旅遊產品及服務供應商、機場、旅行社、旅遊分銷代理人等參與者不斷地採取新的信息技術解決方案，創新銷售渠道和服務模式，簡化工作流程，推動聯盟和合作，以提高運營效率。中國民航運輸業規模的日益擴大和行業內信息技術解決方案需求的日益增長，為本集團的發展奠定了堅實的市場基礎。另一方面，隨著新的分銷技術和電子商務的興起，推動了全球主要GDS市場向放鬆管制的方向發展，傳統分銷價值鏈中的GDS商務模式正逐漸向鎖定最終旅客的分銷價值網的新型商務模式轉變；而且隨著中國政府履行加入世界貿易組織承諾的逐步實現和放鬆管制、鼓勵競爭的產業政策，中國GDS市場正逐步對外開放，這些將給本集團的發展帶來不確定性因素，使本集團面臨嚴峻挑戰。

為了抓住機遇，迎接挑戰，本集團將憑藉多年來為客戶提供本地化服務的經驗和不斷增強的低成本運營能力，秉持「把安全放在首位、用服務贏得客戶、讓信息創造價值」的理念，加強決策和執行能力建設，關注市場、技術/產品、員工，妥善處理業務發展與當期回報、短期利益與長遠發展、制度/流程再造與企業文化再生之間的關係，不斷提升本集團的競爭能力。

為此，本集團將進一步明晰公司發展戰略，加大信息技術的安全管理力度，提升在整個行業中的戰略地位；創新商務模式，提升商務能力，與航空旅遊產品及服務供應商、分銷商加強聯盟，構建上下游一體化的、更加緊密的合作關係，鞏固和維護核心業務的市場主導地位；健全服務體系，促進技術創新，提升客戶滿意度；以支持本集團跨越式發展為目標，積極發展新一代旅客服務系統和產品體系，滿足行業發展的需求；把握中國旅遊產品分銷市場高速成長的機會和日益增長的航空安全信息的需求，大力培育新的業務增長點；積極探索能夠充分發揮自身競爭優勢的國際化途徑，與一流國際性公司結成戰略聯盟，為進一步的發展創造條件；繼續強化企業管治，深化幹部人事、勞動用工和收入分配三項制度改革，建立起適應市場的用人機制，激發員工的創造性，提升核心競爭能力；大力培育具備創新活力、包容協作的新型企業文化，增強市場應變能力。

二零零四年八月馬鐵生先生因工作需要，不再擔任本公司的董事長，本人繼而擔任董事長，朱曉星先生委聘為總經理，並加入董事會。本人謹此代表董事會衷心感謝馬鐵生先生在任職期間的卓越領導及為本公司做出的寶貴貢獻，同時，相信在董事會全體同仁和公司全體高級管理人員的共同努力下，本集團一定能夠繼續保持在中國航空旅遊市場信息技術供應商的主導地位，實現可持續發展，為股東帶來滿意的回報。

最後，本人藉此感謝本集團全體員工忠誠、努力工作，亦感謝各股東、投資者、董事、監事以及客戶一直給予的信任和支持。

朱永
董事長
二零零五年三月十九日


朱曉星先生
總經理

本公司是中國航空旅遊業信息技術解決方案的主導供應商。本公司在向中國商營航空公司提供先進的航空信息技術服務及其延伸信息技術服務的同時，也在向旅行社、旅遊分銷代理人、售票處及個人消費者分銷商營航空公司產品及服務方面處於領先地位。經過二十多年的不斷開發，已經初步形成了相對完整的、豐富的、功能強大的信息技術服務產品線，初步滿足了從商營航空公司、機場、旅遊產品和服務供應商到旅行社、旅遊分銷代理人、機構客戶、旅客和貨運商等所有行業參與者的需求，幫助他們拓展了核心業務、改善了服務質量，提高了運營效率。

航空信息技術服務

本公司提供的航空信息技術服務是由一系列的產品和解決方案組成，為中國所有商營航空公司和近30家外國及地區航空公司提供電子旅遊分銷服務（「ETD」）（包括航班控制系統服務「ICS」、計算機分銷系統服務「CRS」）和機場旅客處理服務「APP」，以及與上述核心業務相關的延伸信息技術服務，包括但不限於：為商營航空公司決策支持提供的數據服務、支持航空聯盟的產品服務、發展商營航空公司電子商務的解決方案以及支持商營航空公司和機場提高地面運營效率的信息管理系統等服務。二零零四年，航空信息技術服務業務提供的收入為人民幣1,025.7百萬元，佔本集團總收入的80.0%，較二零零三年同期增長了54.5%。

二零零四年，受益於中國經濟的持續快速增長和日益擴大的對外貿易及活躍的國際投資，日益頻繁的國內外人員的商務旅行、休閑旅遊活動推動了中國航空運輸業的全面繁榮，中國民航運輸業旅客運輸量首次突破了1億人次大關，跨上了一個新的台階。作為中國航空旅遊業信息技術服務的主導供應商，本公司ETD系統處理了約132.2百萬人次的國內外商營航空公司的航班訂座量，較二零零三年增長了約36.6%，其中處理中國商營航空公司的航班訂座量增長了約37.4%，處理外國及地區航空公司的航班訂座量增長了約18.6%；APP系統處理了約102.3百萬人次的機場出港旅客量，較二零零三年增長了約42.5%，約佔中國機場出港旅客量的80.3%。

本集團提供的航空信息技術服務及延伸信息技術服務是幫助商營航空公司應對競爭、獲取盈利的。多年來，本集團根植於中國航空旅遊業，不斷跟進行業技術發展趨勢，把握中國航空運輸市場的發展需求，不斷完善航空信息技術服務及延伸信息技術服務。二零零四年，中外商營航空公司繼續使用本集團的航空信息技術服務，簡化商務操作流程，豐富銷售渠道和銷售模式，多樣化服務旅客手段，改善核心業務的運營質量。如：中國主要商營航空公司已經全面使用了本公司自主研發的公佈運價申報與發佈系統(AirTIS)和市場運價管理系統(EasyFare)，發佈、管理其航空運價。本公司發展的商營航空公司電子客票技術解決方案在中國國際航空股份有限公司得到了廣泛地應用，已經形成了多渠道、多方式的銷售模式，二零零四年十二月，其通過本公司電子客票系統銷售的電子客票已超過了其月客票銷售量的10%；此外，為配合中國二零零七年全行業電子客票比例達到50%的目標，本公司開發了BSP電子客票技術解決方案，海南航空股份有限公司率先採用。同時，本公司亦大力發展商營航空公司重要資源管理產品如航班路徑優化、航班共用產品等。在全部完成中國國內129家通航機場的APP系統建設工程後，又相繼有12家機場使用了本公司的新一代APP前端系統；法國航空公司、德國漢莎航空公司等13家國外商營航空公司亦決定加盟本公司APP系統，而與本公司ETD系統實現直聯的外國及地區航空公司則達到了17家。

繼二零零三年初步建立起了數據服務系統，推出了一系列數據產品和服務後，二零零四年，本公司進一步貼近商營航空公司的業務需求，逐步實現了數據應用的多樣化和產品的系列化，成功支持了商營航空公司的常旅客、收益管理等核心商務系統的運營。為支持商營航空公司之間實現代碼共享和航空聯盟，本公司大力改進系統功能和產品開發，實現了聯盟系統之間的信息實時交換。本公司提供的電子商務解決方案，也在一定程度上推動了中國商營航空公司電子商務的發展。本公司開發的機場地面運營系統(AGOMS)已經在中國國際航空股份有限公司、海南航空股份有限公司、深圳航空有限責任公司的基地機場得到了全面應用，有效地提高了商營航空公司的地面服務效率。

本公司新一代旅客服務系統的建設目標是以旅客服務為中心，能夠靈活地支持旅行價值鏈中每個環節的商務服務，以配合航空旅遊業的發展趨勢，支持商營航空公司的市場競爭和運營服務。二零零四年，本公司借鑒國際先進技術，自主研發了部分中間件和基於視窗的前端產品，初步實現了現有核心系統功能的部分外移，為核心系統向開放平台的平滑轉移奠定了基礎。

分銷信息技術服務

本集團是依賴旅行社、旅遊分銷代理人渠道實現分銷業務的，開發適合旅行社、旅遊分銷代理人業務需求的信息技術解決方案，提供更豐富的分銷內容、更靈活的分銷方式、個性化的客戶服務，是本集團一直努力的目標。為此，在前幾年工作基礎上，二零零四年，本公司一方面大力完善已經推出的E-Term產品，研發基於互聯網的代理人門戶系統，另一方面大力推進PC平台改造工作，到二零零四年底全網PC平台使用率超過了70%。為降低旅行社、旅遊分銷代理人的運營成本，本集團實施了Travelnet計劃。旅行社、旅遊分銷代理人繼續廣泛使用本集團提供的銷售管理工具、BACK-office產品和數據服務產品和應用進行市場分析、客戶管理和運營。與香港中國旅行社有限公司、中國國際旅行社等多家中國最大的旅行社建立了更緊密的戰略合作夥伴關係，充分發揮本集團在中國航空旅遊業中的信息技術服務的優勢，幫助中國的旅遊企業更好地參與國際競爭。

大力發展能夠支持旅遊分銷渠道的電子商務解決方案是本公司發展的另一個重點。二零零四年，在繼續完善已經推出的電子商務產品如IBE、在線支付、行程在線、短消息處理等的同時，本公司亦繼續推進網站ASP和託管服務。本公司初步建立的一攬子分銷信息技術解決方案，已在上海東美航空公司得到了成功地應用，幫助後者發展在線分銷業務。

本公司通過單獨出資或合資的方式，建立的30個地區分銷中心，構成了本公司分銷體系的主體，遍佈全國各地。本公司主要是依賴他們為旅行社、旅遊分銷代理人提供信息技術服務的。

旅遊產品分銷服務

二零零四年，中國接待入境遊人數和出境遊人數分別超過了一億人次和三千八百萬人次，已經成為全球第四大旅遊目的地和客源輸出地。為了抓住中國旅遊業快速發展的機會，充分發揮本集團多年形成的資源、技術和市場服務體系的優勢，為旅客提供更多的旅遊產品和服務的選擇，幫助旅行社、旅遊分銷代理人發掘新的業務機會，本集團正大力發展包括酒店預定、「酒店+機票」產品、租車、航空意外人身傷害險在內的旅遊產品分銷服務。目前，本公司旅行分銷系統中可以銷售的國內外酒店數量超過了63千家，租車點超過了24千個。二零零四年，通過本公司航空人身意外保險銷售管理系統銷售的電子保單超過了16.2百萬張。

信息技術集成服務

二零零四年，本集團在大力推進航空信息技術、分銷信息技術服務的同時，亦積極介入信息技術基礎設施建設、運營、維護和管理，通過提供更加個性化的數據服務、技術支持、業務諮詢等多種途徑，發展信息技術集成業務。本集團自主研發的安檢信息系統、機場自動廣播系統、行李確認系統等信息技術集成產品已經初步得到了應用。

自二零零一年美國發生「911」恐怖襲擊以來，防止恐怖襲擊越來越成為國際民航運輸業關注的重要課題。為了抓住中國航空信息安全的發展機會，本公司正在構建面向航空旅客和貨物運輸的監控和管理信息安全系統。

基礎設施

本集團的基礎設施是為本集團的業務發展戰略服務的。本集團基礎設施的目標是在確保生產安全、滿足業務發展的同時，充分利用技術、商務、管理手段，調整系統結構，優化資源配置，提升運行可靠性和抗干擾能力，實現低成本運營。

二零零四年，為確保基礎設施的運行可靠性，本公司建設投產了實時數據備份體系，完善了同城異地災難備份結構，引入了第二家通信線路供應商，進一步採取了多種安全防護措施。為改善基礎設施的運行性能，本公司繼續採用新技術、新工具調整各應用系統的結構，優化各核心模塊的事務處理流程，拓寬應用系統間的通訊通道，優化了網絡層次結構。同時，本公司亦採取報文轉移、開放平台集中管理、商務談判等多種方式，降低基礎設施的運營成本。二零零四年，本公司的ICS、CRS、APP主機系統和網絡系統的可利用率均超過了99.9%，核心網絡、接入網絡的運行質量也達到了較高水平。

管理層對財務狀況及經營業績的討論與分析

閱讀下述討論和分析時，請一併參閱本年度報告其他地方的本集團財務報表(含附註)。財務報表是根據國際財務報告準則編製的。以下討論的歷史業績摘要並不代表對本集團未來業務經營的預測。

概述

截至二零零四年十二月三十一日止年度(「二零零四年」)，本集團税前利潤為人民幣499.6百萬元，較截至二零零三年十二月三十一日止年度(「二零零三年」)增加了83.4%。折舊、攤銷、息税前盈餘(EBITDA)為人民幣628.8百萬元，較二零零三年增加了62.5%。淨利潤為人民幣449.2百萬元，較上一年增加了85.2%。本集團盈利增加的主要原因是本公司航空信息技術服務收入增加所致。

本集團二零零四年度每股基本及攤薄盈利為人民幣0.51元。

總收入

本集團二零零四年收入為人民幣1,282.9百萬元，較二零零三年收入人民幣893.6百萬元，增加了人民幣389.3百萬元或43.6%。增加的主要原因是繼二零零三年非典型肺炎疫情爆發後影響本公司業務大幅下降之後，本公司二零零四年航空信息技術服務業務量快速增長所致。收入的增加反映如下：

- 航空信息技術服務收入佔本集團二零零四年收入的80.0%；而二零零三年為74%。航空信息技術服務收入由二零零三年的人民幣663.9百萬元增加至二零零四年的人民幣1,025.7百萬元，增加了54.5%。收入增加主要是由於業務量增加所致。

- 數據網絡及其他收入佔本集團二零零四年收入的20.0%，而二零零三年為26%。數據網絡及其他收入由二零零三年的人民幣229.7百萬元增加至二零零四年的人民幣257.1百萬元，增加了11.9%。數據網絡及其他收入增加是由於各地區分銷中心積極拓展業務，使得數據網絡收入、旅遊產品分銷收入、信息技術集成服務收入增加所致。

淨收入

淨收入由二零零三年的人民幣861.6百萬元增加至二零零四年的人民幣1,240.6百萬元，增加了44.0%。

營業成本

二零零四年度營業成本為人民幣787.4百萬元，較二零零三年的人民幣637.3百萬元，增加了人民幣150.1百萬元或23.6%。這主要是由於本集團在本年度內繼續調整研發和市場策略，加大新產品和新技術的研發力度，以及本集團繼續開拓市場、加強對用戶本地化支持所致。營業成本的增長亦反映如下：

- 網絡使用費增長了20.2%，主要是由於業務量增長所致；
- 人工成本減少了9.4%，主要是由於本公司採取有效措施控制人工成本；
- 佣金和推廣費用增長108.9%，主要由於APP業務量的快速增長而使得本公司支持的APP佣金費用增加所致。
- 本集團的其他營業成本增加了42.8%，主要是由於本公司及地區分銷中心繼續加大市場開拓，加強對用戶的本地化支持，在收入有所增長的同時，相應的成本費用亦增長；

由於淨收入及營業成本的上述變化，本集團的營業利潤由二零零三年的人民幣224.3百萬元增加至二零零四年的人民幣453.1百萬元，增加了人民幣228.8百萬元或102.0%。

少數股東權益

少數股東權益由二零零三年的人民幣6.7百萬元上升到二零零四年的人民幣10.2百萬元，增長了52.4%，主要是由於附屬公司盈利增長所致。

淨利潤

由於上述因素，本集團淨利潤由二零零三年的人民幣242.5百萬元增加至二零零四年的人民幣449.2百萬元，增加了人民幣206.7百萬元或85.2%。

可供分配利潤

在按照中國會計準則編製的法定財務報表所載的淨利潤中提取了財務報表附註27所載的法定公積金、公益金和任意公積金以後，本公司於二零零四年十二月三十一日按照中國會計準則和國際財務報告準則所確定之金額中較低者所確定的可供分配之利潤為人民幣477.5百萬元。

股利分配

董事會建議本公司二零零四年每股派發末期股息人民幣0.2元，共為人民幣177.6百萬元。派發此股利後，可供分配之利潤為人民幣299.9百萬元。

淨現金流與流動性

下表列述以下年度本集團的現金流量摘要：

	截至十二月三十一日止年度	
	二零零四年	二零零三年
	(人民幣百萬元)	*(人民幣百萬元)*
經營活動現金流入淨額	**575.5**	551.6
投資活動之現金淨額	**(244.7)**	(272.4)
融資活動提供之現金淨額	**(128.9)**	(137.6)
現金及現金等價物淨值增加	**201.9**	141.5

本集團二零零四年的運營資金主要來自經營活動。其中來自經營活動現金流入淨額為人民幣575.5百萬元。

二零零四年本集團沒有任何短期和長期銀行貸款，本集團也沒有使用任何用於對沖目的的金融工具。

於二零零四年十二月三十一日，本集團的現金及現金等價物為人民幣2,236.8百萬元，其中88.1%、10.7%和1.1%分別以人民幣、美元和港幣計價。

長期投資

於二零零四年十二月三十一日，本集團持有人民幣1億元3%年利率的國債。國債到期日為二零零八年十二月。

資產抵押

截止二零零四年十二月三十一日止，本集團並無任何資產抵押。

資本開支

本集團二零零四年的資本開支為人民幣105.2百萬元，較二零零三年的人民幣410.9百萬元減少了人民幣305.7百萬元。

本集團二零零四年的資本開支主要包括根據本集團業務戰略購置所需的硬件、軟件及設備所需的軟件。

董事會估計本集團二零零五年所需的計劃資本開支約為人民幣411.0百萬元，主要用於開發及逐步推行新一代旅客服務系統及其它新業務。

資本支出計劃的資金來源將包括本集團首次公開發售股份所得款淨額及運營活動產生的內部現金流量。

董事會估計二零零五年本集團的資金來源完全能夠滿足資本開支計劃和日常運營等所需資金。

外匯風險

本集團承受有關資本開支的外匯風險，因佔其大部份資本開支的進口設備以美元購買。在中國現行的外匯制度下，除已持有之外幣現金及現金等價物外，本集團不能有效對沖外匯風險。

資產負債比率

於二零零四年十二月三十一日，本集團之資產負債比率為13.7%(二零零三年：14.8%)，該比率系通過將本集團於二零零四年十二月三十一日的負債與少數股東權益之和除以總資產而得出。

或有負債

截止二零零四年十二月三十一日止，本集團並無重大或有負債。

員工

於二零零四年十二月三十一日，本集團的員工總數為1,825名。截至二零零四年十二月三十一日止年度人工成本為人民幣133.8百萬元，佔本集團二零零四年總營業成本的17.0%。

本集團員工的薪酬包括工資、獎金及其它福利計劃。本集團在遵循中國有關法律及法規的情況下，視乎員工的業績、資歷、職務等因素，對不同的員工執行不同的薪酬標準。

於二零零四年，本集團繼續為員工提供有關航空旅遊和計算機信息技術專業、工商管理教育等學習機會和提供有關計算機信息技術、個人素質、法律、法規和經濟領域最新進展的培訓。

基本醫療保險規定

於二零零一年二月二十日，中國北京市人民政府發佈了《北京市基本醫療保險規定》(「有關規定」)。由於員工醫療保險之有關辦法須按公司所在地的相應政策執行，本公司北京總部從二零零二年九月一日起執行了有關規定。根據該規定，本公司於二零零四年度支付了合共人民幣3,075,469元(二零零三年度支付了合共人民幣1,177,300元)。董事會認為有關規定實施後對本公司財務狀況沒有構成重大影響。

企業管治報告

本公司董事會、監事會及高級管理人員一直致力於實施有效的企業管治政策，以確保所有決定均恪守誠信、貫徹公開、公平和公正的原則，並發揮必要、有效地制衡作用，並不斷完善企業管治架構，以提高監督管理質量，達到各位股東及有關人士對本集團的期望。本公司一直按照本公司《章程》之規定規範公司的內部運作，並向所有市場參加者和監管部門提供及時、準確、完整、可靠的公司訊息，努力提升公司價值。

董事會

本公司第二屆董事會由十五名董事組成(董事名單見公司資料一節。)，其中執行董事四名，非執行董事十一名(包括三名獨立非執行董事)，各成員的任期至二零零六年十二月四日止。各董事簡歷載於第78至82頁，各位董事均分別擁有航空、信息技術或財經方面的豐富經驗，本公司委任的獨立董事符合香港聯合交易所有限公司證券上市規則(《上市規則》)第3.10(1)及(2)條的規定。

本公司各位董事均恪盡職守，以勤勉誠信的態度忠實地履行自己的責任。二零零四年度，董事會共召開三次會議及兩次書面形式的會議，董事出席率平均約100%。二零零四年八月董事會同意由於工作需要，馬鐵生先生不再擔任本公司董事長，選舉朱永先生擔任董事長，同時，決定接受朱永先生辭去本公司總經理之職，並聘任朱曉星先生擔任本公司總經理。繼而，經臨時股東大會批准同意馬鐵生先生辭去本公司董事之職，選舉朱曉星先生繼任。

本公司之三位獨立非執行董事烏家培先生、周國華先生和李國明先生均符合《上市規則》對其獨立性的要求，並於二零零四年再次確認了各自的獨立性。本公司三位獨立非執行董事一貫以積極謹慎的態度盡責地履行職責， 並以本公司的整體利益為前提，憑藉各自寶貴的專業經驗對本公司的經營管理提供指導意見，並通過擔任本公司審核委員會及薪酬委員會的委員職務，履行審核本公司的關聯交易、監察財務匯報程序及檢討內部控制等職責。

二零零四年，全體董事均完全遵守《上市規則》附錄十之《上市公司董事進行證券交易的標準守則》的全部規定。

二零零四年三月，董事會除原有下設的審核委員會之外，增設了戰略委員會、薪酬委員會(各委員會名單見公司資料一節。)，並制定了各委員會的工作規則。

戰略委員會

本公司戰略委員會於二零零四年三月成立，委員會由曹建雄董事、朱永董事、王全華董事、張學仁董事、榮剛董事及丁衛平董事六名委員組成。曹建雄董事擔任主任委員(委員會主席)。二零零四年度，戰略委員會召開兩次會議，戰略委員會會議審議討論本公司的戰略發展及投資項目，並向董事會負責。戰略委員的會議出席率均超逾86%。

薪酬委員會

本公司薪酬委員會於二零零四年三月成立，委員會由五名委員組成，其中三名委員為獨立非執行董事周國華先生、烏家培先生及李國明先生，另兩名委員為非執行董事王全華先生和楊亞鐵先生，由獨立非執行董事周國華先生擔任主任委員(委員會主席)。薪酬委員會成立後正著手根據委員會的工作規則擬訂具體工作計劃，並將結合本公司的幹部人事、勞動用工和收入分配制度改革，檢討本公司的薪酬制度。

審核委員會

本公司現任審核委員會於二零零三年十二月五日成立，由三名獨立非執行董事烏家培先生、周國華先生和李國明先生組成。二零零四年三月，董事會委任烏家培先生擔任審核委員會主任委員(委員會主席)。

審核委員會於本年度召開兩次會議，聽取本公司管理層及核數師的匯報，審議財務報告的完整、準確及公正程度，以及檢討內部監控和財務申報等事宜，並向董事會負責。各委員兩次會議的出席率均為100%。

監事會

本公司監事會依據中國法律設立，並根據本公司《章程》規定審核本公司財務情況，及對本公司董事會及高級管理人員的決策經營管理行為是否符合法律法規之相應規定進行監督。本公司第二屆監事會經二零零三年十二月五日召開的臨時股東大會選舉產生，任期至二零零六年十二月四日止。本公司第二屆監事會成員為八名，包括一名獨立監事。監事會主席為李曉軍女士，副主席為杜紅鷹女士。 各監事簡歷載於第82至84頁。

二零零四年度，本公司第二屆監事會召集了三次會議，各監事三次會議的出席率均為100%，對本公司董事會及高級管理人員的決策程序進行了監督，公正地履行了法定職責。

本公司監事會全體監事亦完全遵守《上市規則》附錄十之《上市公司董事進行證券交易的標準守則》的全部規定。

與股東關係

本公司各位董事均明白其需就本集團的運營活動向股東負責，並高度重視與股東保持有效的溝通。股東大會為董事、監事及其它高級管理人員和股東直接對話的主要場合，本公司董事、監事及高級管理人員均明白其有義務出席股東大會。在股東大會上，股東可就本集團的運營狀況或財務資料進行提問。二零零四年，本公司召開了一次股東周年大會和一次臨時股東大會。兩次股東大會中出席股東所代表的股權數均達到本公司全部已發行股份數目99%。

信息披露

本公司嚴格遵守《上市規則》關於信息披露原則的規定，及時公平地將本公司獲悉的應予披露的信息向股東及相關人士進行披露。

二零零四年，本公司管理層通過電話會議、全球路演、會見來訪的投資者及參加投資銀行舉辦的會議，與證券分析員和投資者保持著緊密的聯絡及充分的溝通。本公司的網站(www.travelsky.net)中的「投資者關係」欄目為股東提供有關本公司的新聞訊息的同時，亦載有本公司詳盡的財務和業績資料的公告、中期及年度報告。

符合《上市規則》之《最佳應用守則》

於二零零四年，本公司完全遵守了二零零五年一月一日前有效的《上市規則》附錄十四之《最佳應用守則》中的規定。

董事會報告

本公司董事會欣然提呈本報告及截至二零零四年十二月三十一日止年度本集團經審計的財務報表。

集團業務

本集團是中國航空旅遊業信息技術解決方案的主導供應商。本集團的核心業務包括航空信息技術服務、分銷信息技術服務等。

本集團的財務分析載於「財務回顧」一節。

本集團並無呈列按區域分析的收入額及營運利潤貢獻，因為本集團在二零零四年的收入及業績主要來自本集團在中國的營運。

股本結構

本公司之已發行股本，截至二零零四年十二月三十一日為888,157,500股，每股面值人民幣1.00元。於二零零四年十二月三十一日，本公司的股本結構如下：

股份	於二零零四年十二月三十一日的股份數目	於二零零四年十二月三十一日佔已發行股份總數百分比(%)
內資股	577,303,500	65.00
H股	310,854,000	35.00

主要股東

於二零零四年十二月三十一日，根據《證券及期貨條例》(香港法例第571章)第336條編存的登記而持有本公司類別股本5%或以上的主要股東如下：

股東名稱	股份類別	股份數目	佔類別股本的比例(%)	佔總股本的比例(%)
Templeton Asset Management Limited (1)	H股	34,289,000	11.03	3.9
Matthews International Capital Management, LLC(2)	H股	25,327,000	8.15	2.9
J.P.Morgan Chase & Co.(3)	H股	24,914,700	8.01	2.8
PLATINUM ASSET MANAGEMENT LIMITED(4)	H股	18,837,000	6.06	2.1
中國民航信息集團公司	內資股	198,496,500	34.4	22.3
中國南方航空集團公司(5)	內資股	116,460,500	20.2	13.2
中國東方航空集團公司(6)	內資股	109,414,500	19.0	12.3
中國航空集團公司(7)	內資股	89,433,500	15.5	10.1

*註：

(1) 截至二零零四年十二月三十一日止，本公司根據所獲得的Templeton Asset Management Limited發出的《法團大股東通知》知悉，Templeton Asset Management Limited持有本公司H股約11.03%的股權，佔本公司全部已發行股權的約3.9%。

(2) 截至二零零四年十二月三十一日止，本公司根據所獲得的Matthews International Capital Management, LLC發出的《法團大股東通知》知悉，Matthews International Capital Management, LLC持有本公司H股約8.15%的股權，佔本公司全部已發行股權的約2.9%。

(3) 截至二零零四年十二月三十一日止，本公司根據所獲得的J.P.Morgan Chase & Co.發出的《法團大股東通知》知悉，J.P.Morgan Chase & Co.持有本公司H股約8.01%的股權，佔本公司全部已發行股權的約2.8%。

(4) 截至二零零四年十二月三十一日止，本公司根據所獲得的PLATINUM ASSET MANAGEMENT LIMITED發出的《法團大股東通知》知悉，PLATINUM ASSET MANAGEMENT LIMITED持有本公司H股約6.06%的股權，佔本公司全部已發行股權的約2.1%。

(5) 截至二零零四年十二月三十一日，中國南方航空集團公司直接持有本公司全部已發行股本約9.4%的股權，並擁有(其中包括)：(i)中國北方航空公司100%的股權；及(ii)新疆航空公司100%的股權。由於中國北方航空公司及新疆航空公司分別持有本公司約2.8%及1.0%的股權，中國南方航空集團公司有效控制本公司全部已發行股本約13.2%的股權；

(6) 截至二零零四年十二月三十一日，中國東方航空集團公司：中國東方航空集團公司持有本公司全部已發行股本約7.7%的股權，並擁有(其中包括)：(i)中國東方航空西北公司100%的股權；及(ii)中國東方航空雲南公司100%的股權。由於中國西北航空公司及雲南航空公司分別持有本公司約2.6%及2.0%的股權，中國東方航空集團公司有效控制本公司全部已發行股本累計12.3%的股權；及

(7) 截至二零零四年十二月三十一日，中國航空集團公司：中國航空集團公司擁有(其中包括)：(i)中國國際航空公司100%的股權；(ii)中國航空總公司100%的股權。由於中國國際航空公司、中國航空總公司分別持有本公司約9.4%、0.7%的股權，中國航空集團公司有效控制本公司全部已發行股本累計約10.1%的股權。

除上文所述者外，於二零零四年十二月三十一日，根據《證券及期貨條例》第336條編存的登記冊所記錄，沒有持有本公司類別股本5%或以上的任何其他股東。

公眾持股量

基於公開於本公司查閱之資料及據董事所知悉，截至本報告日期為止，本公司一直維持《上市規則》所訂明之公眾持股量。

董事與監事擁有的本公司股本權益

於二零零四年十二月三十一日，概無任何董事、監事或行政總裁於本公司或任何其相關法團的任何股份、相關股份及債券中擁有任何權益或淡倉，從而須根據《證券及期貨條例》第XV部之第七及第八分部知會本公司及聯交所；彼等亦無擁有任何按《證券及期貨條例》第352條規定存備的登記冊所述的任何權益，或根據《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所的任何權益。

於二零零四年度，本公司概無賦予其董事、監事或彼等各自的配偶或18歲以下的子女任何認購本公司股份或債券的權利。

董事及監事的服務合約

本公司現任董事會及監事會所有成員已與本公司訂立服務協議。本公司現任董事會及監事會所有成員的任期將於二零零六年十二月四日屆滿。董事及監事經股東大會選舉可以連任，任期為三年。

董事及監事的合約權益

若干本公司現任董事會及監事會成員同時為多家中國商營航空公司的管理人員。本公司或其任何附屬公司與上述航空公司股東訂立的合約或交易已於本董事會報告中「關連交易」一節中提及。除上文所述者外，本公司各董事或監事於二零零四年內概無在本公司或其任何附屬公司為合約一方的任何重要合約中擁有重大權益。

董事及監事酬金

董事及監事酬金詳情載於財務報表附註6。

資本化利息

本集團截至二零零四年十二月三十一日止年度並無資本化利息。

固定資產

本集團於年內的固定資產變動摘要載於財務報表附註12。

儲備

本集團截至二零零四年十二月三十一日止年度的儲備變動詳情載於合併股東權益變動表。

股息

董事會建議本公司派發之二零零四年末期股息為人民幣0.2元/股。

法定公益金

有關法定公益金的詳情，例如：其性質、用途及計算基準，載於財務報表附註27。作為法定儲備的一部份，其變動詳情載於合併股東權益變動表。

員工退休計劃

本集團的員工退休計劃詳情載於財務報表附註7。

主要供應商及用戶

Sociètè Internationale de Tèlècommunications Aeronautiques S.C.（「SITA S.C.」）是本集團截至二零零四年十二月三十一日止最大的供應商，二零零四年本集團支付給SITA S.C.的網絡使用費用總額佔當年本集團總營業成本（扣除折舊和攤銷開支）的8.1%。於二零零四年，本集團向其五家最大供應商支付的費用總額佔本集團總營業成本（扣除折舊和攤銷開支）的21.0%。

本集團的最大客戶乃中國南方航空集團公司，於截至二零零四年十二月三十一日止年度佔本集團總收入的14.5%。在同一期間內，本集團對其五家最大客戶的總銷售額佔本集團總收入的56.3%。五家最大的用戶中三家，即中國南方航空集團公司、中國東方航空集團公司及中國航空集團公司，為本公司的主要股東，於二零零四年十二月三十一日合共持有本公司已發行股本約35.6%。來自上述主要用戶的總收入載於財務報表附註32。

除上文及會計報表附註32所披露者之外，各董事、監事及彼等的關連人士或據董事所知持有本公司股本5%以上的任何股東，概無在上述任何供應商及用戶中擁有任何權益。

附屬公司及聯營公司

本公司截至二零零四年十二月三十一日的附屬公司及聯營公司詳情載於財務報表附註1。

發行H股所得款項用途

本公司之H股於二零零一年二月七日在聯交所掛牌，發售H股所得款項淨額約港幣1,186.0百萬元。截至二零零四年十二月三十一日止，該款項已按本公司於二零零一年一月二十九日刊發的招股書所述使用，其中：

- 約人民幣744.6百萬元(港幣699.9百萬元)已用作航空信息技術服務所需的部份資金；
- 約人民幣6.2百萬元(港幣5.8百萬元)已用作發展其他新業務的資金；
- 約人民幣122.1百萬元(港幣114.8百萬元)已用作本公司日常經營活動開支；及
- 餘下所得款項淨額暫存於銀行。

董事會相信本公司目前擁有足夠資產應付營運所需，包括日後在中國擴充業務，和本公司在未來可能決定進行的潛在策略性收購或投資活動。

關連交易

持續關連交易

二零零四年，本集團繼續進行了以下交易。這些交易構成了上市規則所定義之關連交易，根據上市規則第十四A章規定須作出披露：

(a) *本集團向其發起人股東提供服務和技術支持*

二零零四年，本集團繼續向其發起人股東(不包括中國民航信息集團公司)提供航空旅遊信息技術服務及相關業務服務。有關本集團在二零零四年提供上述服務的重大詳情及財務資料均列明在財務報表附註32內。

(b) *本公司向中國民航信息集團公司租用物業*

本公司在二零零四年繼續向中國民航信息集團公司租用物業。有關在二零零四年租用物業的詳情及財務資料均列明在財務報表附註32內。

(c) *SITA INC. 與天信達之間的交易*

二零零四年，天信達向SITA INC.支付的款項總額約為599,180美元(二零零三年：337,034美元)。

二零零四年，根據使用量及商定的價格，SITA INC.向天信達收取費用並提供相應的航空貨運信息管理服務。由於Sociètè Internationale de Tèlècommunications Aeronautiques Greater China Holdings Limited (「SITAGCH」)為天信達的主要股東，及SITA INC.為SITAGCH的間接控股公司，故SITA INC.為本公司的關連人士。

(d) *本公司向SITA S.C.支付的網絡使用費*

二零零四年，本公司繼續使用SITA S.C.向本公司提供的數據網絡服務，並按照SITA S.C.與本公司簽定的收費標準，支付網絡使用費。

由於SITA INC.及SITA S.C.幾乎是由同一股東集團擁有及管理，而SITA S.C.為SITAGCH的聯繫人士，故SITA S.C. 被視為本公司的關連人士。

二零零四年，本公司需向SITA S.C.支付的網絡使用費總額約為人民幣45,480,450元(二零零三年：人民幣33,236,600元)。

(e) *本公司與服務公司之間的交易*

服務公司是本公司與中國商用航空公司及機場成立之企業，目的是分銷本公司的產品，為當地的用戶提供更好的服務。服務公司按照民航總局規定的收費標準，向本公司支付使用主機資源的費用，連接本公司數據網絡，終端設備及打印機的連接及安裝費用。

服務公司亦提供機場旅客處理系統前端技術支持並有權與本公司分享機場旅客系統(APP系統)所產生的收益。

二零零四年，本公司向服務公司收取及支付的費用總計約為人民幣26,009,427元。

本公司獨立非執行董事認為，該等關連交易：

(i) 乃於本集團在日常及一般業務運作中由本集團訂立；

(ii) 以

(a) 一般商業條款(該詞語應用於類似性質的交易，並由類似實體做出)進行；或

(b) (如無可比較個案)對本公司獨立股東認為公平合理的條款進行；及

(iii) 以

(a) 監管該等交易的協議的條款訂立；或

(b) (如無該等協議)不遜於從獨立第三方可得或向獨立第三方提出的條款訂立；

(iv) 倘屬於下列任何類別，於截至二零零四年十二月三十一日止財政年度不得超過下列上限：

交易類別	交易上限
租用物業	人民幣40.00百萬元
天信達與SITA INC.之間的交易	美元5.00百萬元
本公司與附屬及聯營公司之間的交易	人民幣84.00百萬元
本公司與SITA 之間的交易	人民幣72.00百萬元

本公司接獲確認核數師會出其此份函件，表示該等關連交易：

(a) 已獲董事會批准；

(b) 乃按照財務報表附註所載的價格政策訂立；

(c) 乃按照規定該等交易的相應協議及文件的條款訂立；及

(d) 交易總額並無超過上限(見上文第(iv)項)。

其他關連交易

於二零零四年十一月三日及十二月三十日，本公司與北京亞科技術開發中心(「亞科」)訂立了電子客票信息系統技術開發合同及民航信息系統技術開發合同；據此，本公司聘用亞科為本公司提供技術開發服務。由於亞科為本公司一主要股東——中國民航信息集團公司的一名聯繫人士，上述技術開發協議構成上市規則項下的關連交易。根據上述兩份協議，本公司將支付的總代價為人民幣15,076,800元。由於有關交易於於上市規則14A32(1)條所載的各項適用比率少於2.5%，因此無需經本公司獨立股東批准。本公司已於二零零四年十二月三十一日刊發公告，以説明該交易的有關條款。

委託存款及不可收回的逾期定期存款

於二零零四年十二月三十一日，本集團概無任何委託存款及不可收回的逾期定期存款。本集團所有現金存款均存放於商營銀行，並符合適用的法律及法規。

購買、出售或贖回證券

截至二零零四年十二月三十一日止年度，本集團並無購買、出售或贖回任何本公司證券。

審核委員會及遵守最佳應用守則

本公司的審核委員會已與公司管理層一同討論並審核了本公司年度業績報告中的有關財務資料，並就內部監控及財務申報等事宜進行了討論。董事會認為於二零零四年，本公司已經遵守了上市規則附錄十四所載《最佳應用守則》的要求。

建議修訂公司章程

本公司將於二零零五年五月十日(星期二)舉行的股東周年大會上提呈議案修訂本公司之公司章程，以反映發起人的股權變動。修訂建議詳情載列於本年報股東周年大會通告內。

優先購股權

根據本公司的公司章程或根據中國法律概無有關優先購股權的規定。

重大訴訟

本集團於二零零四年並無涉及任何重大訴訟或糾紛。

核數師

本公司自成立之日起至二零零一年十二月三十一日止之國際核數師及中國審計師分別為安達信公司及安達信•華強會計師事務所。

羅兵咸永道會計師事務所及普華永道中天會計師事務所有限公司(中國註冊會計師)分別為本公司二零零二年度、二零零三年度及二零零四年度的國際核數師及中國審計師。本公司股東周年大會將於二零零五年五月十日(星期二)召開，會上將提呈委任羅兵咸永道會計師事務所及普華永道中天會計師事務所有限公司分別為本公司截至二零零五年十二月三十一日止年度的國際核數師及中國審計師的決議案。

承董事會命
朱永
董事長

二零零五年三月十九日

監事會報告

致各股東：

截至二零零四年十二月三十一日止年度，本公司第二屆監事會各成員(「監事會」)均在自己有效任期內忠實地履行了其監事職責，確保本公司遵守及符合上市規則、《中華人民共和國公司法》、本公司《章程》及其它有關法規，以維護本公司及其股東的權益。

二零零四年，本公司第二屆監事會召開了三次監事會會議，以監督本公司管理的事宜，審閱了本公司二零零三年度財務報表及二零零四年度中期財務報表，並列席董事會會議，對董事會的決策及決定是否符合上市規則、國家法律法規及本公司《章程》和股東及公司的利益，進行了有效的監督，並向董事會提出適當建議。二零零四年四月，監事會全體會議一致同意，選舉杜紅鷹監事擔任監事會副主席。

第二屆監事會認真地審閱了經羅兵咸永道會計師事務所審核的按國際會計準則編製的本公司二零零四年度財務報表，認為該財務報表真實及合理地反映了本公司的財務狀況及經營成果，並符合本公司所適用的法規。

監事會確認本公司在本年度並沒有涉及任何重大訴訟或仲裁，亦沒有提出或面臨任何尚未了結的重大訴訟或索償。

監事會對本公司董事會及高級管理層在二零零四年度遵守其誠信義務、勤勉地履行其在本公司的職責，維護本公司及各股東的最大利益，監事會感到滿意。監事會認為截至二零零四年十二月三十一日止年度的董事會報告符合實際情況。監事會對本公司在本年度取得的成績感到滿意，並對本公司的前景及發展充滿信心。

承監事會命
李曉軍
監事會主席

二零零五年三月十九日



羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓
電話：(852) 2289 8888
傳真：(852) 2810 9888

國際核數師報告
致：中國民航信息網絡股份有限公司全體股東
(於中華人民共和國註冊成立的股份有限公司)

本核數師已完成審核隨附的中國民航信息網絡股份有限公司(「貴公司」)於二零零四年十二月三十一日的資產負債表及貴公司和其子公司(「以下合稱貴集團」)於二零零四年十二月三十一日的綜合資產負債表及貴集團截至該日止年度的綜合損益表及現金流量表。貴公司管理層須對列載於第31頁至第71頁之財務報表負責。本核數師之責任是根據審核之結果，對該等財務報表出具獨立意見，並僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

本核數師已按照國際審計準則進行審核工作。該等準則要求本核數師策劃和進行審核工作以合理地確定該等財務報表是否存有重大錯誤陳述。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，並包括評審管理層所採用之會計政策和重大估計，以及從整體上評估財務報表之顯示方式。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

本核數師認為根據國際財務報告準則，該等財務報表足以真實及公允地顯示貴公司與貴集團於二零零四年十二月三十一日結算時之財務狀況，及貴集團截至該日止年度之經營業績及現金流量，並按照香港公司條例之披露規定妥為編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零零五年三月十九日

綜合損益表

截至二零零四年十二月三十一日止年度

(除每股數據外，所有金額均以人民幣千元為單位)

	附註	**二零零四年**	二零零三年
收入：			
航空信息技術服務		**1,025,725**	663,932
數據網絡及其他		**257,125**	229,686
總收入	4	**1,282,850**	893,618
營業税金及附加		**(42,277)**	(32,005)
淨收入		**1,240,573**	861,613
營業成本：			
折舊及攤銷		**(166,741)**	(149,166)
網絡使用費		**(70,671)**	(58,792)
人工成本		**(133,829)**	(147,783)
經營租賃支出		**(49,406)**	(42,870)
技術支持及維護費		**(40,456)**	(44,650)
佣金及推廣費用		**(155,702)**	(74,537)
其他營業成本		**(170,624)**	(119,492)
總營業成本		**(787,429)**	(637,290)
營業利潤		**453,144**	224,323
財務收入，淨額		**37,558**	34,569
應佔聯營公司收益		**10,934**	11,445
其他支出，淨額		**(2,038)**	2,008
除税及少數股東權益前利潤	5	**499,598**	272,345
所得税	9	**(40,188)**	(23,092)
除少數股東權益前利潤		**459,410**	249,253
少數股東權益		**(10,229)**	(6,712)
淨利潤		**449,181**	242,541
每股盈利(基本及攤薄)(人民幣)	10	**0.51**	0.27
加權平均已發行股份數目(千股)	10	**888,158**	888,158

後附會計報表附註為本會計報表的組成部分。

綜合資產負債表

二零零四年十二月三十一日

(金額單位：人民幣千元)

	附註	二零零四年	二零零三年
資產			
非流動資產			
物業、廠房及設備，淨值	12	**475,118**	545,354
無形資產，淨值	13	**15,177**	11,093
於聯營公司的投資	15	**42,424**	36,327
其他長期投資	16	**100,000**	100,000
其他長期資產	17	**16,142**	4,901
		648,861	697,675
流動資產			
存貨	18	**4,098**	2,635
應收帳款，淨值	19	**38,170**	18,352
應收聯營公司		**—**	65
應收關聯方款，淨值	32(3)	**112,811**	83,619
預付款項及其他流動資產	20	**82,979**	32,005
短期投資		**1,749**	1,920
短期銀行存款	21	**625,378**	505,000
現金及現金等價物	22	**2,236,843**	2,034,952
		3,102,028	2,678,548
資產總值		**3,750,889**	3,376,223
權益及負債			
資本及儲備			
實收資本	25	**888,158**	888,158
儲備	26	**1,719,540**	1,584,817
留存收益	27	**628,929**	405,063
		3,236,627	2,878,038
少數股東權益		**49,456**	40,305
流動負債			
應付帳款及預提費用	23	**404,477**	366,061
應付關聯方款		**27,048**	64,922
應交税金	24	**30,138**	24,846
遞延收益		**3,143**	2,051
		464,806	457,880
權益及負債合計		**3,750,889**	3,376,223
淨流動資產		**2,637,222**	2,220,668
總資產減流動負債		**3,286,083**	2,918,343

於二零零五年三月十九日經董事會批准：

朱永	**朱曉星**
董事長	*董事*

後附會計報表附註為本會計報表的組成部分。

資產負債表

二零零四年十二月三十一日

(金額單位：人民幣千元)

	附註	**二零零四年**	二零零三年
資產			
非流動資產			
物業、廠房及設備，淨值	12	**441,275**	512,637
無形資產，淨值	13	**13,570**	8,816
於附屬公司的投資	14	**86,151**	64,264
於聯營公司的投資	15	**42,424**	36,327
其他長期投資	16	**100,000**	100,000
其他長期資產	17	**13,807**	1,356
		697,227	723,400
流動資產			
存貨	18	**221**	511
應收帳款，淨值	19	**10,041**	4,318
應收附屬公司		**57,102**	69,108
應收聯營公司		**—**	65
應收關聯方款，淨值	32	**105,333**	69,498
預付款項及其他流動資產	20	**76,255**	27,618
短期銀行存款	21	**579,155**	495,000
現金及現金等價物	22	**2,133,725**	1,905,577
		2,961,832	2,571,695
資產總值		**3,659,059**	3,295,095
權益及負債			
資本及儲備			
實收資本	25	**888,158**	888,158
儲備	26	**1,716,955**	1,583,293
留存收益	27	**616,358**	398,242
		3,221,471	2,869,693
流動負債			
應付帳款及預提費用	23	**393,990**	351,982
應付附屬公司		**—**	773
應付關聯方款		**15,767**	52,099
應交税金	24	**27,831**	20,548
		437,588	425,402
權益及負債合計		**3,659,059**	3,295,095
淨流動資產		**2,524,244**	2,146,293
總資產減流動負債		**3,221,471**	2,869,693

後附會計報表附註為本會計報表的組成部分。

綜合現金流量表

截至二零零四年十二月三十一日止年度

(金額單位：人民幣千元)

	附註	**二零零四年**	二零零三年
經營活動之現金流量			
經營活動提供之現金	28	**621,123**	570,912
長期房租押金		**(12,903)**	—
企業所得稅支出		**(32,737)**	(19,344)
經營活動提供之現金流量淨額		**575,483**	551,568
投資活動之現金流量			
購買物業、廠房、設備及無形資產		**(147,732)**	(307,134)
短期銀行存款減少/(增加)		**(120,378)**	34,492
利息收入		**17,846**	3,000
自聯營公司之股息收入		**4,837**	2,615
出售物業、廠房及設備所得款項		**972**	1,591
投資聯營公司所支付現金		**—**	(6,150)
其他長期資產增加		**(234)**	(845)
投資活動使用之現金流量淨額		**(244,689)**	(272,431)
融資活動之現金流量			
支付股息		**(128,903)**	(137,125)
支付其他融資活動費用		**—**	(482)
融資活動提供/(使用)之現金流量淨額		**(128,903)**	(137,607)
現金及現金等價物增加淨額		**201,891**	141,530
現金及現金等價物，期初餘額		**2,034,952**	1,893,422
現金及現金等價物，期末餘額	22	**2,236,843**	2,034,952

後附會計報表附註為本會計報表的組成部分。

綜合股東權益變動表

截至二零零四年十二月三十一日止年度

(金額單位：人民幣千元)

	附註	實收資本	儲備	留存收益	總計
二零零三年一月一日餘額		888,158	1,453,674	464,191	2,806,023
本年度利潤		—	—	242,541	242,541
分派2002年股利		—	—	(170,526)	(170,526)
轉入儲備	26,27	—	131,143	(131,143)	—
二零零三年十二月三十一日餘額		888,158	1,584,817	405,063	2,878,038
二零零四年一月一日餘額		888,158	1,584,817	405,063	2,878,038
本年度利潤		—	—	449,181	449,181
分派2003年股利	11	—	—	(90,592)	(90,592)
轉入儲備	26,27	—	134,723	(134,723)	—
二零零四年十二月三十一日餘額		888,158	1,719,540	628,929	3,236,627

後附會計報表附註為本會計報表的組成部分。

1. 組織結構及主要經營活動

中國民航信息網絡股份有限公司(以下簡稱「本公司」)於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立，在中國提供航空信息技術服務及相關服務等。

本公司於二零零一年二月七日在香港聯合交易所有限公司(「聯交所」)上市。

截至二零零四年十二月三十一日止，本公司於下列附屬公司及聯營公司擁有直接或間接權益。除中國民航信息網絡股份(香港)有限公司是於香港註冊成立的有限公司之外，其他附屬公司及聯營公司均屬於在中國大陸註冊成立之有限公司。

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本人民幣	主要業務
		直接	間接		
附屬公司					
海南民航凱亞有限公司(「海南凱亞」)	1994年3月2日	64.78%	—	6,615,000	提供電子旅遊分銷及貨運管理服務；以及有關信息系統之銷售及安裝
深圳民航凱亞有限公司(「深圳凱亞」)	1995年4月14日	61.47%	—	7,000,000	提供電子旅遊分銷及貨運管理服務；以及有關信息系統之銷售及安裝

1. 組織結構及主要經營活動*(續)*

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本 人民幣	主要業務
		直接	間接		
湖北民航凱亞有限公司（「湖北凱亞」）	1997年7月25日	50%	12.5%	5,000,000	提供電子旅遊分銷、機場旅客處理及貨運管理服務；以及有關信息系統之銷售及安裝
重慶民航凱亞信息技術有限公司（「重慶凱亞」）	1998年12月1日	51%	—	9,800,000	提供電子旅遊分銷、機場旅客處理及貨運管理服務；以及有關信息系統之銷售及安裝
雲南民航凱亞信息有限公司（「雲南凱亞」）	2000年6月15日	51%	—	2,000,000	計算機軟、硬件開發及數據網絡服務
天信達信息技術有限公司（「天信達」）	2000年9月20日	51%	—	20,695,000	提供貨運管理服務和相關軟件和技術開發；提供技術支持，培訓和資訊服務
中國民航信息網絡股份(香港)有限公司（「香港凱亞」）	2000年12月13日	100%	—	3,162,067	商業服務

1. 組織結構及主要經營活動(續)

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本人民幣	主要業務
		直接	間接		
廈門民航凱亞有限公司(「廈門凱亞」)	2001年9月14日	51%	—	4,000,000	計算機軟、硬件開發及數據網絡服務
青島民航凱亞系統集成有限公司(「青島凱亞」)	2002年1月11日	51%	—	2,000,000	計算機軟、硬件開發及數據網絡服務
西安民航凱亞科技有限公司(「西安凱亞」)	2002年7月9日	51%	—	2,000,000	計算機軟、硬件開發及數據網絡服務
新疆民航凱亞信息網絡有限責任公司(「新疆凱亞」)	2002年8月16日	51%	—	3,000,000	計算機軟、硬件開發及數據網絡服務

本年,「廈門凱亞」以未分配利潤轉增資本2,000,000使得註冊資本由2,000,000增至4,000,000。

本公司及其附屬公司以下統稱「本集團」。

1. 組織結構及主要經營活動 *(續)*

公司名稱	註冊成立日期	持有股權百分比 直接	 間接	已發行及 繳足資本 人民幣	主要業務
聯營公司					
上海民航華東凱亞系統集成有限公司（「華東凱亞」）	1999年5月21日	41%	—	10,000,000	計算機軟、硬件開發和數據網絡服務
瀋陽民航東北凱亞有限公司（「東北凱亞」）	1999年11月2日	46%	—	2,000,000	計算機軟、硬件開發和數據網絡服務
成都民航西南凱亞有限責任公司（「西南凱亞」）	1999年11月28日	44%	—	2,000,000	計算機軟、硬件開發和數據網絡服務
雲南航信空港網絡有限公司（「雲南空港」）	2003年4月1日	40%	—	6,000,000	計算機信息系統集成，軟件的開發及技術咨詢服務
黑龍江航信空港網絡有限公司（「黑龍江空港」）	2003年4月30日	50%	—	6,000,000	計算機信息系統集成，軟件的開發及技術咨詢服務
上海東美航空旅遊在線網絡有限責任公司（「上海東美」）	2003年9月30日	50%	—	1,500,000	電子商務，計算機機及配件的銷售，計算機、網絡、電子、信息專業及經濟信息諮詢。

2. 編製基準

本綜合會計報表是遵照國際財務報告準則編製，該等會計報表均基於歷史成本法編製。

編製符合公認會計準則要求的會計報表需要使用估計和假設，這些估計和假設會影響到在會計報表日資產和負債的報告金額及或有負債的披露，以及在報告期間的收入和費用的報告金額。儘管這些估計是建立在管理層對當前事件和活動的最大限度的了解的基礎之上，但實際結果最終還可能與那些估計有差異。

3. 主要會計政策

本公司及其附屬公司在編製會計報表時所採納的主要會計政策如下:

(a) 綜合基準

本集團合併會計報表包括本公司及其所控制的公司。控制是指本集團直接或間接擁有超過50%股權的企業和/或可以控制其財務及經營政策以從其經營活動獲取利益。屬於少數股東的權益和淨收入在資產負債表和損益表中單獨列示。

本公司所收購的業務按收購法作會計處理。本年度所收購或處置的公司自購買日開始包括於或自處置日開始不再包括於合併會計報表中。

本公司對受其重大影響的聯營公司之投資(通常投資佔該聯營公司權益不低於20%且不高於50%)採用權益法核算。如果有迹象表明對聯營公司的投資有減值情況或以前年度確認之減值損失不再存在時，本公司將對聯營公司之投資進行減值檢查。

除非本集團承諾承擔額外的損失，當本集團所佔聯營公司的損失超過投資的帳面價值時，投資帳面價值以減記至零為限。

3. 主要會計政策*(續)*

(a) 綜合基準*(續)*

所有集團內部的重大交易及餘額(包括集團內部利潤及未實現利潤或損失)已在編製合併會計報表時予以抵銷。在與聯營公司發生交易時產生的未實現利潤，以本集團所佔聯營公司的權益為限抵減對聯營公司的投資。未實現損失按相似的方法抵銷，但僅以所轉移的資產沒有發生減值為限。

對於本公司和附屬公司的相同交易及情況類似事項，在合併會計報表中採用統一的會計政策。

(b) 於聯營公司之投資

於聯營公司之投資指本集團擁有其20%到50%之間的投票權或有重大影響力但無控制權之公司並採用權益法入帳。該等股權乃以反映本集團在聯營公司中所佔之資產淨額並包括收購時之商譽於資產負債表中列帳。權益法為在綜合損益表中確認本集團於本年度所佔聯營公司之利潤或損失。

於聯營公司之投資在本公司之資產負債表採用權益法入帳。

(c) 計價貨幣

基於與本公司及其中國附屬公司相關的事件及環境的經濟實質，本公司及其中國附屬公司以人民幣為其計價貨幣。為了合併本公司、其中國附屬公司(以人民幣為計價貨幣)以及中國民航信息網絡股份(香港)有限公司(以港幣為計價貨幣)，中國民航信息網絡股份(香港)有限公司之會計報表按下列附註(d)描述的政策折算。

(d) 外幣

本集團的外幣交易按交易當日適用的匯率換算為人民幣。以外幣結算的貨幣性資產及負債是按資產負債表日的適用匯率換算為人民幣。以外幣結算的非貨幣性資產及負債乃按歷史匯率換算。交易日後因匯率變化發生的匯兑損益均在計算淨利潤時予以確認。

本集團並未在任何呈報期間內簽訂任何對沖合同。

3. 主要會計政策 *(續)*

(d) 外幣 *(續)*

當某個境外公司的業務為本公司業務的組成部分時，將其境外業務交易視同為本公司業務進行折算。在每個資產負債表日外幣計價的貨幣性項目以年終匯率折算，以歷史成本計價的非貨幣性項目以取得日的歷史匯率折算，以公允價值計價的非貨幣性項目以公允價值確定日的匯率折算。收入和費用科目按交易日當日的匯率折算。折算產生的匯兑差異計入當年損益表。

若境外子公司在財務、經濟及組織方面是自主的，則在合併時被視為境外實體。其計價貨幣為其當地貨幣。合併的境外子公司的資產負債表項目以年終匯率折算，損益表項目以交易發生日的匯率折算。所有由此產生的匯兑差額計入權益中的外幣報表折算差額科目。

並購境外實體產生的商譽以及由於並購該境外實體對資產和負債的帳面金額所進行的公允價值的調整以交易發生日的實際匯率折算。實質上構成企業對境外實體的投資淨額的那一部分貨幣性項目所形成的匯兑差額，在處置該投資淨額之前，應在合併會計報表中作為權益項目反映，直到對該投資淨額進行處置時為止。用於對企業在境外實體的投資淨額進行套期的外幣負債所形成的匯兑差額直接計入權益中的外幣報表折算差額科目。

在處置境外實體時，與該實體相關的累計匯兑差額應在確認處置損益的同一期間確認為收益或費用。

(e) 物業、廠房及設備

物業、廠房及設備，乃按成本減累計折舊及累計減值虧損後列帳。資產成本包括其購買價格及將其運送至運作地點並達使用狀態而應佔的任何直接費用。在物業、廠房及設備投入使用後發生的費用，例如維修保養和檢修費用，一般於產生該等支出的年度作為費用處理。若有關支出能明確顯示其能增加預計從運用該資產而產生的經濟效益，該支出將被資本化。

3. 主要會計政策*(續)*

(e) 物業、廠房及設備*(續)*

物業、廠房和設備的折舊按其估計可使用年限並扣除估計殘值後以直線法計提。物業、廠房和設備估計可使用年限如下：

房屋建築物	20年
計算機系統及軟件	3－11年
汽車	6年
家具、裝置及其他設備	5－9年

當資產被出售或報廢時，其成本和累計折舊均從帳上沖銷，而其相關的處置損益在計算淨利潤時予以反映。

在建工程指興建中之房屋建築物、待安裝的計算機系統及設備，並按成本值入帳。成本值包括建築工程成本和採購成本，及用作該等資產的借款於興建、安裝及測試期間所產生的借貸成本。當在建工程沒有完工或可投入使用前，並不計提折舊。

(f) 無形資產

無形資產主要包括計算機軟件。

倘若購買新軟件的成本不是相關硬件的一個內在組成部分，購買此新軟件的成本將被資本化及視為無形資產。軟件在2—3年內以直線法攤銷。

為了恢復或維持現有軟件系統最初預期的未來經濟利益流入水平而發生之成本在恢復及維持工作執行的時候確認為費用。

(g) 研究及開發成本

研究及開發支出於產生期間內作為費用列支，惟嚴格遵守以下條件之軟件發展成本除外：

- 軟件獲明確界定，而成本能獨立劃分並準確計量；

- 軟件獲證實技術上可行；

3. 主要會計政策(續)

(g) 研究及開發成本(續)

- 軟件將用於出售或內部使用；
- 軟件有潛在市場或證實其內部用途；及
- 具備完成軟件發展所需技術、財務及其他資源。

被資本化之開發成本按其預計可使用年限以直線法攤銷，攤銷期一般不超過五年。截至二零零四年十二月三十一日止年度，由於並未符合上述所有條件，故並無開發成本被資本化(二零零三：零)。

倘資產出現減值情況或以前年度確認之減值虧損不再存在，則已資本化之開發成本的可收回金額將被重新估計。

(h) 資產減值

本集團在每個資產負債表日對金融工具進行減值檢查。

如果企業很可能不能按以攤餘成本記錄的貸款、應收款項或持有至到期日投資的合同條款收回所有到期金額，則應在損益表中確認減值或壞帳損失。如果減值或壞帳損失降低，且這種降低客觀上與減記之後發生的事項有聯繫，則金融資產的減記金額應轉回。轉回的金額應記入當期淨損益。但該轉回不應導致該金融資產的帳面金額超過不確認減值情況下的攤餘成本。

如果可供出售的金融資產的收益和損失以前在權益中確認，且存在客觀證據表明該資產已減值，那麼，已在權益中確認的累積淨損益額也應從權益中轉出，並計入當期淨損益。重新計量至公允價值的債務性工具的可收回金額，指按類似金融資產的現行市場利率折現的預期未來現金流量的現值。如果減值損失降低，且這種降低客觀上與減記之後發生的事項有聯繫，則金融資產的減記金額應轉回。該轉回的金額應記入淨損益。

3. 主要會計政策 *(續)*

(h) 資產減值 *(續)*

倘任何事件或情況改變顯示物業、廠房、設備、無形資產及對附屬公司及聯營公司的投資的帳面值不能收回，則對該項資產進行減值檢查。倘一項資產的帳面值超越其可收回金額，以成本列帳的物業、廠房、機器設備項目、無形資產及對附屬公司及聯營公司的投資的減值虧損被列作支出。可收回金額為一項資產的淨銷售價及使用價值中的較高者。淨銷售價為於公允交易中出售一項資產可取得的金額，而使用價值則為持續使用一項資產及於其使用壽命終結時出售預期產生之估計未來現金之現值。可收回金額乃就個別資產作出估計，或倘不可能，則就與該資產相關的現金產生單位而作出估計。

倘顯示就資產確認的減值虧損不再存在或減少，則過往年度所確認的減值虧損將被沖回。該沖回將列為收入。然而，由於資產減值損失的轉回而增加後的資產帳面金額，不應高於資產以前年度沒有確認減值損失時的帳面金額(減去攤銷或折舊)。

(i) 投資

本集團投資劃分為以下幾類：持有至到期日的，為交易而持有的以及可供出售的投資。持有至到期日的投資指具有固定或可確定金額和固定期限，且企業明確打算並能夠持有至到期日的投資(本公司源生的貸款和應收款項不包括在內)。為交易而持有的投資指主要為了從短期價格波動中獲利而購置的投資。其他所有投資，除企業源生的貸款和應收款項外，均為可供出售的投資。

持有至到期日的投資記錄為非流動資產，除非該投資將於資產負債表日後一年內到期。為交易而持有的投資記錄為流動資產。如果管理層計劃於資產負債表日後一年內變現持有的可供出售的投資，則該投資記錄為流動資產。

所有投資的購買及出售均於交易日確認，交易日是指集團承諾購買或出售該資產的日期。

當投資初始確認時，本公司應以其成本進行計量，即包括交易成本在內的所支付對價的公允價值。

可供出售的及為交易而持有的投資在初始確認後，以資產負債表日市場價值為基礎確認的公允價值計量，交易成本無需扣除。

3. 主要會計政策(續)

(i) 投資(續)

計算可供出售的投資的公允價值的損益在該投資被出售或處置之前,或在該投資發生減值之前,通過股東權益中的公允價值儲備直接在權益中確認。被出售或處置、或發生減值時,以前在權益中確認的累積收益或損失應計入當期淨損益。

為交易而持有的投資價值變動記錄為財務費用或收入。

持有至到期日的投資以實際利率法,按攤餘成本計價。

(j) 金融工具

資產負債表日的金融資產及金融負債主要包括現金及現金等價物、短期銀行存款、應收帳款、預付帳款、應收聯營公司及關聯方款、國債、其他長期資產、應付帳款及應付關聯方款。對這些主要項目之確認及計量的重要會計政策已在會計政策中披露。

金融工具按照合同的實質分為負債或權益。與被劃分為負債類的金融工具有關的利息、股息、收益及損失計入費用或收入。向權益類的金融工具的所有者的分配則直接計入權益。當本公司及本集團有法定權利並有意將金融工具以淨值為基礎進行結算或同時把金融資產變現和把金融負債結算時,金融工具可予以抵銷。

(k) 經營租賃

與資產擁有權有關之大部分收益及風險由出租人享有或承擔的租賃均視為經營租賃。經營租賃的租金支出在租賃期間內以直線法列作費用。

(l) 存貨

存貨主要包括銷售設備、零件及耗材,以成本和可變現淨值孰低法入帳。成本以先進先出法計算,包括所有的採購成本及將存貨運送至現時地點和狀態所發生的其他成本。可變現淨值按預計正常銷售價格減預計的完工成本和必要銷售成本來確定。

3. 主要會計政策 *(續)*

(m) 應收帳款及壞帳準備

應收帳款按照實際發生額入帳，並採用備抵法依據對應收帳款的回收可能性作出具體評估後計提壞帳準備；計提的方法為對於回收有困難的應收帳款，結合實際情況和經驗計提專項壞帳準備，對於其餘的應收帳款按帳齡分析法以下列比例計提一般壞帳準備：

帳齡	壞帳準備計提比例
7—12個月	25%
1—2年以內	50%
2年以上	100%

(n) 現金及現金等價物

現金及現金等價物以原值列示於資產負債表內。

現金指手頭持有之現金及存放於銀行或其他金融機構並可按要求取回之存款。

現金等價物指短期且流動性高的投資，原本限期不超過三個月可隨時轉換為可知金額的現金，無重大價值變動風險者。

(o) 稅項

除中國民航信息網絡股份(香港)有限公司之外，本集團之稅項乃按適用於中國企業之稅法及規則徵收。本集團乃按其以法定財務報告之基準，並以就稅項而言毋須課稅之收入及不可抵稅之支出項目作出調整後的利潤計提中國企業所得稅。

中國民航信息網絡股份(香港)有限公司以預計在本年度內源自香港境內的利潤計提利得稅。

3. 主要會計政策(續)

(o) 稅項(續)

遞延税項按負債法就資產負債表中資產或負債其帳面值與其各自税基之間暫時性差額進行準備。在確定遞延税項時採用現行税率。資產或負債之税基乃該資產或負債就税項而言之款項。遞延税項按現行税率確定。遞延税項負債之確認按所有應課税暫時性差額計算。遞延税項資產就所有暫時性可扣除差額予以確認,但僅限於估計將來可實現之應課税盈利能使暫時性可扣税差額沖回之税項額。

其他税項負債根據中國政府當局頒佈之規定而作出準備。

(p) 退休福利計劃

固定供款的退休福利金計劃的退休金費用之固定供款乃於發生當年記為費用。

(q) 準備

僅在本集團因過往事件而導致現有債務責任(法定或推定)及包括經濟利益的資源流出可能(即有較大的可能性)將需要用以清償該債務責任,以及債務責任的金額可被可靠估計的情況下,準備方被確認。準備於各結算日覆核及調整以反映現時的最佳估計。倘貨幣時間價值的影響十分重大,準備的金額為預期需要用以清償債務責任的開支的現值。當使用折扣的時候,反映此時間段的準備增加部分被確認為利息費用。

(r) 收入確認

收入在有關交易之經濟利益可以流入本集團且其收入及已發生或將發生的相關成本可以可靠地計量時予以確認,以扣除銷售折扣後的淨額列示。其具體基準如下:

- 航空信息技術服務之收入於提供服務時予以確認;

- 數據網絡服務之收入於提供服務時確認;

3. 主要會計政策 *(續)*

(r) 收入確認 *(續)*

- 設備銷售收入於重大風險及貨物所有權轉於買方時予以確認；

- 當項目完成程度可以可靠的估計時，與設備安裝項目相關的收入根據項目的完成程度加以確認。項目的完成程度根據已發生的成本佔項目估計總成本的比例加以確定。當提供勞務的交易結果不能可靠估計時，收入的確認只限於已經確認可獲補償成本的金額。當履行合同很可能產生損失時，將估計的全部最終損失確認為成本；及

- 銀行或其他金融機構存款之利息收入按權責發生制基準予以確認。

4. 收入

收入基本包括本集團因就使用其航空信息技術服務及相關服務等業務而收取的費用。

此等收費主要按照中國民用航空總局及中國其他有關部門決定的條款而釐定。此等收費大部分來自重組後成為本公司股東的客戶。

(1) 航空信息技術服務乃由本集團提供的電子旅遊分銷服務和機場旅客處理服務以及上述業務相關的延伸信息技術服務。

電子旅遊分銷服務乃由本集團的供應控制系統及計算機訂座系統提供，上述系統為航空公司及旅行社提供實時機位控制及航班訂座資料。

機場旅客處理服務乃由本集團的機場旅客處理系統提供，該系統為位於中國及若干海外城市的航空公司及機場供值機、登機、行李控制、飛機航綫及航班配載服務。

(2) 本集團就使用其數據網絡向航空公司、機場及旅行社收取費用。

(3) 本集團亦向航空公司、機場及旅行社出售使用本集團系統所需的設備。

5. 除稅前利潤

除稅前利潤已扣除及計入下列各項：

	二零零四年 人民幣千元	二零零三年 人民幣千元
已扣除：		
折舊	**156,633**	141,904
攤銷	**8,212**	7,262
裝修費攤銷	**1,896**	—
出售物業、廠房及設備的虧損	**5,516**	1,651
經營租賃支出	**49,406**	42,870
計提(沖銷)壞帳準備	**(1,299)**	2,377
存貨銷售成本	**12,727**	13,561
定額供款退休金計劃的供款	**5,758**	3,320
核數師酬金	**1,785**	1,444
住房公積金供款	**4,478**	3,123
研究與開發費用	**135,658**	78,427
已計入：		
利息收入	**(37,710)**	(33,213)
匯兑收益	**152**	(1,839)

6. 董事、高級行政人員及監事的酬金

	二零零四年 人民幣千元	二零零三年 人民幣千元
執行董事酬金	**—**	—
非執行董事酬金	**270**	—
監事酬金	**—**	—
執行董事其他酬金		
- 基本工資及津貼	**272**	231
- 花紅	**714**	1,647
- 退休金	**40**	28
非執行董事其他酬金	**—**	—
監事其他酬金	**507**	963
合計	**1,803**	2,869

於有關期間，概無任何董事放棄或同意放棄任何酬金。

6. 董事、高級行政人員及監事的酬金*(續)*

支付給五位最高薪的人員(主要為高級行政人員)的詳細金額如下：

	二零零四年 ***人民幣千元***	二零零三年 *人民幣千元*
基本工資及津貼	**447**	324
花紅	**1,210**	1,678
退休金	**66**	40
	1,723	2,042
董事人數	**3**	3
員工人數	**2**	2
	5	5

截至二零零四年十二月三十一日止年度，每個董事(包括五位最高薪員工)的年度酬金均介乎人民幣零元至一百萬元(二零零三：人民幣零元至一百萬元)。

截至二零零四年十二月三十一日止年度，五個最高薪酬的人員(包括董事和員工)均未獲酬金以作為加入本公司的獎勵或離開公司的損失補償(二零零三：零)。

7. 退休福利

所有本集團的全職員工均可享受政府制訂的退休計劃。根據該計劃，退休員工每年可領取相當於他們退休時基本工資的退休金。這些退休金由中國政府負責支付。本集團於截至二零零四年十二月三十一日止年度，按員工基本工資的20%(二零零三：19%)向國家資助的退休計劃供款。本集團截至二零零四年十二月三十一日止年度所支付的退休供款為人民幣5,758,000元(二零零三：人民幣3,320,000元)。根據該計劃，本集團除提取退休金供款外，並無其他任何支付退休福利的義務。

8. 住房公積金

所有本集團的全職員工有權參加一個國家資助的住房公積金計劃。本集團可用此等公積金建造員工住房，員工可用公積金購買房屋或於退休時一次性支取。本集團每年按職工基本工資的固定百分比向政府資助的住房公積金供款。截至二零零四年十二月三十一日止年度，本集團對住房公積金支付的供款分別約為人民幣4,478,000元(二零零三：人民幣3,123,000元)。

二零零四年僱員平均人數為1,825人(二零零三：1,416人)。

9. 稅項

所得稅

	二零零四年 人民幣千元	二零零三年 人民幣千元
中國企業所得稅—即期	**40,141**	23,552
香港利得稅—即期	**47**	(460)
	40,188	23,092

根據中國所得稅法，本公司須繳付按照中國企業適用的會計原則及財務條例編製的本公司法定帳目所載應課稅收入的33%作為企業所得稅。然而，本公司已於二零零零年十月在中關村海淀科技園區註冊成立為新技術企業，並得到了海淀區國家稅務局((2000)海國稅二所字第19號)的批准，享受自二零零三年一月一日至二零零五年十二月三十一日止期間內減按7.5%徵收企業所得稅的稅收優惠。

本公司的附屬公司享有介於0至33%不同程度的優惠稅率。這些附屬公司或位於經濟特區(海南凱亞、深圳凱亞)，適用稅率為15%；或被認定為高新技術企業(重慶凱亞)，適用稅率為15%；或位於國家西部(新疆凱亞)，享受0%的優惠稅率。此外，該等附屬公司於開業起數年內有權享有若干稅項減免。

9. 稅項 *(續)*

所得稅 *(續)*

於二零零四年度及二零零三年度除稅前利潤適用之中國法定33%企業所得稅稅率與綜合損益表中的實際稅率間之差異調節如下：

	二零零四年	二零零三年
法定稅率	**33%**	33%
適用於本公司的優惠稅率的影響	**(24)%**	(23)%
適用於若干附屬公司的優惠稅率的影響	**(1)%**	(2)%
實際所得稅稅率	**8%**	8%

於資產負債表日並無未提取遞延稅項準備的重大暫時性差異。

適用於本公司的免稅優惠以及適用於若干附屬公司的優惠稅率的影響如下：

	二零零四年	二零零三年
總金額(人民幣千元)	**132,339**	70,902
每股影響(人民幣元)	**0.15**	0.08

營業稅

本集團下列服務收入須交納營業稅：

航空信息技術服務及數據網絡服務	3%
培訓、技術支持服務、租金及其他	5%

9. 稅項 *(續)*

增值稅

本集團的設備銷售業務適用增值稅。本公司及本公司的一個附屬公司(「天信達」)經稅務機關認定為增值稅一般納稅人，本公司的其他附屬公司被認定為增值稅小規模納稅人。增值稅一般納稅人的適用稅率為17%，增值稅小規模納稅人適用的稅率為4%— 6%。

增值稅一般納稅人用於銷售之設備所支付的增值稅，可用於抵扣出售時的應付增值稅。

增值稅額為當期銷項稅額抵減可以抵扣的進項稅額後的餘額。

10. 每股盈利

截至二零零四年十二月三十一止年度的每股盈利是通過將淨利潤人民幣449,181,000元，除以發行在外的加權平均普通股股數888,157,500股計算得出(二零零三：將淨利潤人民幣242,541,000元除以發行在外的加權平均普通股股數888,157,500股)。

截至二零零三年及二零零四年十二月三十一日止年度並無已發行可能具有潛在攤薄效應的普通股。

11. 股息

在二零零四年四月二十八日股東年會上通過了派發二零零三年末期股息每股人民幣0.102元，合共人民幣90,592,000元。該股息已計入二零零四年度股東權益並列作留存收益的分配。

董事會建議派發截至二零零四年十二月三十一日止年度股利，每股人民幣0.200元，共計人民幣177,631,500元。建議派發的股利及建議提取的任意公積金有待下一次股東大會的批准並將被列示於截至二零零五年十二月三十一日止年度本集團的會計報表中。在派發此股利後，於二零零四年十二月三十一日止之可供分配之利潤約為人民幣299,882,000元(二零零三：人民幣202,137,000元)。

	二零零四年	二零零三年
年終後建議派發的股利		
建議末期股利(人民幣千元)	**177,632**	90,592
每股股利(人民幣元)	**0.200**	0.102

12. 物業，廠房及設備，淨值

於十二月三十一日，物業、廠房及設備包括：

集團：

	房屋建築物	計算機系統及軟件	汽車	家具、裝置及其他設備	在建工程	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
原值						
二零零三年年初餘額	15,091	863,954	20,449	14,221	8,923	922,638
購置	4,011	306,821	4,874	5,646	26,895	348,247
在建工程轉入	29,903	—	—	—	(29,903)	—
處置	—	(44,056)	(858)	(229)	—	(45,143)
二零零三年年末餘額	49,005	1,126,719	24,465	19,638	5,915	1,225,742
購置	2,249	77,038	5,053	7,166	1,379	92,885
在建工程轉入	4,094	—	—	—	(4,094)	—
處置	—	(25,853)	(362)	(651)	(3,200)	(30,066)
二零零四年年末餘額	55,348	1,177,904	29,156	26,153	—	1,288,561
累計折舊						
二零零三年年初餘額	(2,477)	(565,452)	(9,638)	(4,439)	—	(582,006)
本年度折舊	(1,333)	(133,491)	(2,904)	(4,176)	—	(141,904)
處置後撥回	—	42,657	731	134	—	43,522
二零零三年年末餘額	(3,810)	(656,286)	(11,811)	(8,481)	—	(680,388)
本年度折舊	(3,028)	(145,514)	(2,817)	(5,274)	—	(156,633)
處置後撥回	—	22,691	312	575	—	23,578
二零零四年年末餘額	(6,838)	(779,109)	(14,316)	(13,180)	—	(813,443)
淨值						
二零零三年年末餘額	45,195	470,433	12,654	11,157	5,915	545,354
二零零四年年末餘額	48,510	398,795	14,840	12,973	—	475,118

(除另有說明外，所有金額以人民幣元為單位)

12. 物業，廠房及設備，淨值(續)

公司：

	房屋建築物	計算機系統及軟件	汽車	家具、裝置及其他設備	在建工程	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
原值						
二零零三年年初餘額	2,284	841,793	12,196	10,636	1,440	868,349
購置	3,136	306,336	3,089	3,866	26,118	342,545
在建工程轉入	24,678	—	—	—	(24,678)	—
處置	—	(42,180)	(804)	(146)	—	(43,130)
二零零三年年末餘額	30,098	1,105,949	14,481	14,356	2,880	1,167,764
購置	—	74,947	3,796	4,802	320	83,865
處置	—	(16,170)	(361)	(274)	(3,200)	(20,005)
二零零四年年末餘額	30,098	1,164,726	17,916	18,884	—	1,231,624
累計折舊						
二零零三年年初餘額	(118)	(551,159)	(6,410)	(3,187)	—	(560,874)
本年度折舊	(384)	(131,330)	(1,745)	(2,445)	—	(135,904)
處置後撥回	—	40,851	679	121	—	41,651
二零零三年年末餘額	(502)	(641,638)	(7,476)	(5,511)	—	(655,127)
本年度折舊	(1,908)	(143,507)	(1,979)	(3,690)	—	(151,084)
處置後撥回	—	15,306	312	244	—	15,862
二零零四年年末餘額	(2,410)	(769,839)	(9,143)	(8,957)	—	(790,349)
淨值						
二零零三年年末餘額	29,596	464,311	7,005	8,845	2,880	512,637
二零零四年年末餘額	27,688	394,887	8,773	9,927	—	441,275

13. 無形資產，淨值

	集團		公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
原值				
年初餘額	**28,788**	19,531	**24,882**	16,701
購買	**12,296**	9,257	**12,156**	8,181
年末餘額	**41,084**	28,788	**37,038**	24,882
累計攤銷				
年初餘額	**(17,695)**	(10,433)	**(16,066)**	(9,408)
本年攤銷	**(8,212)**	(7,262)	**(7,402)**	(6,658)
年末餘額	**(25,907)**	(17,695)	**(23,468)**	(16,066)
淨值年末餘額	**15,177**	11,093	**13,570**	8,816

本集團及本公司的無形資產為所購買的計算機軟件。

14. 於附屬公司的投資

	集團		公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應佔附屬公司淨資產	**—**	—	**86,151**	64,264

本公司的附屬公司見附註1。

15. 於聯營公司的投資

	集團		公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應佔聯營公司淨資產	**42,424**	36,327	**42,424**	36,327

本集團及本公司的聯營公司見附註1。

16. 其他長期投資

於十二月三十一日，本公司和本集團有下列持有至到期日投資：

	利率和期限	二零零四年 人民幣千元	二零零三年 人民幣千元
國債	年利率3%，於二零零八年十二月到期	**100,000**	100,000

17. 其他長期資產

於十二月三十一日，本公司及本集團的其他長期資產主要為房租押金。

18. 存貨

	集團		公司	
	二零零四年 **人民幣千元**	二零零三年 人民幣千元	**二零零四年** **人民幣千元**	二零零三年 人民幣千元
待售設備	**3,951**	2,587	**221**	405
備件	**1**	83	**—**	80
其他	**146**	59	**—**	26
	4,098	2,729	**—**	511
減：準備	**—**	(94)	**—**	—
合計	**4,098**	2,635	**221**	511

二零零三年十二月三十一日的準備全部為待售設備的減值準備。

集團均無作為借款抵押物的存貨。

19. 應收帳款

於十二月三十一日，應收帳款包括：

	集團		公司	
	二零零四年 人民幣千元	二零零三年 人民幣千元	**二零零四年 人民幣千元**	二零零三年 人民幣千元
應收帳款	**40,307**	21,820	**19,409**	15,163
壞帳準備	**(2,137)**	(3,468)	**(9,368)**	(10,845)
應收帳款	**38,170**	18,352	**10,041**	4,318

收款期限一般為提供服務後六個月內。

應收帳款的帳齡分析如下：

	集團		公司	
	二零零四年 人民幣千元	二零零三年 人民幣千元	**二零零四年 人民幣千元**	二零零三年 人民幣千元
六個月內	**30,456**	14,809	**17,253**	11,027
六個月至一年	**7,883**	1,907	**327**	550
一年至二年	**846**	2,896	**707**	2,228
二年至三年	**126**	325	**126**	325
三年以上	**996**	1,883	**996**	1,033
	40,307	21,820	**19,409**	15,163

20. 預付款項及其他流動資產

於十二月三十一日，預付款項及其他流動資產包括：

	集團		公司	
	二零零四年 人民幣千元	二零零三年 人民幣千元	**二零零四年 人民幣千元**	二零零三年 人民幣千元
預付款項	**27,059**	4,774	**26,048**	3,504
應收利息	**33,910**	14,046	**33,910**	14,046
其他流動資產	**22,010**	13,185	**16,297**	10,068
合計	**82,979**	32,005	**76,255**	27,618

21. 短期銀行存款

短期銀行存款的年利率介於0.80%到2.70%(二零零三：1.14%到1.89%)，存期介於6到36個月(二零零三：6到24個月)。

22. 現金及現金等價物

於十二月三十一日，現金及現金等價物包括：

	集團		公司	
	二零零四年 ***人民幣千元***	二零零三年 *人民幣千元*	**二零零四年** ***人民幣千元***	二零零三年 *人民幣千元*
現金				
人民幣	**409**	216	**39**	106
以港幣計價	**53**	30	**—**	—
以美元計價	**69**	68	**—**	—
以英鎊計價	**14**	13	**—**	—
以歐元計價	**21**	20	**—**	—
	566	347	**39**	106
活期存款				
人民幣	**1,971,284**	1,557,464	**1,936,570**	1,499,081
以美元計價	**239,303**	426,702	**183,075**	369,685
以港幣計價	**25,269**	49,666	**14,041**	36,705
以日元計價	**421**	773	**—**	—
	2,236,277	2,034,605	**2,133,686**	1,905,471
現金及現金等價物合計	**2,236,843**	2,034,952	**2,133,725**	1,905,577

23. 應付帳款及預提費用

	集團		公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應付帳款	**92,430**	112,017	**82,408**	99,926
預提離港技術延伸費	**105,877**	103,668	**122,195**	110,672
預提員工技術獎金	**47,443**	54,264	**45,562**	52,394
預提技術支持費	**21,411**	14,117	**17,192**	13,685
預提網絡使用費	**64,038**	55,562	**64,038**	50,677
其他預提費用	**73,278**	26,433	**62,595**	24,628
	404,477	366,061	**393,990**	351,982

於二零零四年十二月三十一日，以上餘額中約有人民幣104,625,000元(二零零三：人民幣128,490,000元)是以美元計價的。

應付帳款帳齡分析如下：

	集團		公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
六個月以內	**24,623**	69,653	**16,691**	60,366
六個月至一年	**3,542**	3,084	**2,201**	284
一年至二年	**29,120**	5,493	**28,708**	5,489
兩年至三年	**1,358**	33,558	**1,021**	33,558
三年以上	**33,787**	229	**33,787**	229
應付帳款合計	**92,430**	112,017	**82,408**	99,926
預提費用	**312,047**	254,044	**311,582**	252,056
	404,477	366,061	**393,990**	351,982

24. 應交稅金

	集團		公司	
	二零零四年 **人民幣千元**	二零零三年 人民幣千元	**二零零四年** **人民幣千元**	二零零三年 人民幣千元
應交企業所得稅	**12,794**	5,343	**11,466**	3,371
應交營業稅	**14,011**	14,604	**13,185**	12,681
應交增值稅	**(239)**	(190)	**(20)**	(191)
其他	**3,572**	5,089	**3,200**	4,687
	30,138	24,846	**27,831**	20,548

25. 實收資本

於二零零四年十二月三十一日的實收資本為本公司註冊成立時所發行的577,303,500股內資股及本公司於二零零一年二月發行的310,854,000股H股。

	二零零四年 **股數** 千股	**二零零四年** **金額** 人民幣千元
法定：		
每股面值人民幣1元的內資股	577,304	577,304
每股面值人民幣1元的H股	310,854	310,854
合計	888,158	888,158
已發行及繳足：		
每股面值人民幣1元的內資股	577,304	577,304
每股面值人民幣1元的H股	310,854	310,854
合計	888,158	888,158

26. 儲備

	資本公積 *人民幣千元*	法定盈餘 公積金 *人民幣千元*	法定公益金 *人民幣千元*	任意盈餘 公積金 *人民幣千元*	合計 *人民幣千元*
集團					
2003年1月1日	1,194,956	98,105	87,730	72,883	1,453,674
留存收益轉入	—	23,080	23,081	84,982	131,143
2003年12月31日	1,194,956	121,185	110,811	157,865	1,584,817
留存收益轉入	—	44,681	44,524	45,518	134,723
2004年12月31日	1,194,956	165,866	155,335	203,383	1,719,540
公司					
2003年1月1日	1,194,956	97,707	87,333	72,883	1,452,879
留存收益轉入	—	22,716	22,716	84,982	130,414
2003年12月31日	1,194,956	120,423	110,049	157,865	1,583,293
留存收益轉入	—	44,115	44,115	45,432	133,662
2004年12月31日	1,194,956	164,538	154,164	203,297	1,716,955

27. 利潤分配

根據本公司的公司章程，本公司每年可分派利潤將按：(a)中國企業適用的會計原則及財務條例(「企業會計準則」)，及(b)國際財務報告準則所確定之利潤兩者中之較低者為基準。

根據本公司的公司章程，除所得税及少數股東權益後的可供分配淨利潤按提取以下儲備後確定：

(i) 彌補以前年度累計虧損(如有)；

(ii) 根據中國公認會計準則確定的税後利潤按10%提取法定公積金，直至該等公積金累計餘額達到本公司註冊資本的50%，倘股東周年大會上通過決議案批准及法定公積金的餘額不少於新註冊股本的25%，法定公積金可轉增資本；及

(iii) 根據中國公認會計準則確定的税後利潤按董事會的決定提取5%至10%的法定公益金，此項公益金只可用作員工集體性的福利支出。

在二零零四年四月二十八日股東周年大會上通過分配利潤提取人民幣45,432,000元的任意盈餘公積金。該金額已計入二零零四年股東權益並列作留存收益的分配。

對於截至二零零四年十二月三十一日止年度，董事會建議分別按照中國公認會計準則編製的本公司法定會計報表的淨利潤的10%，10%及20%(二零零三年各為10%，10%及20%)提取法定公積金，法定公益金及任意公積金，計人民幣44,115,000元，人民幣44,115,000元及人民幣88,231,000元(二零零三：人民幣22,716,000元，人民幣22,716,000元及人民幣45,432,000元)。

對於截至二零零四年十二月三十一日止年度提取人民幣88,231,000元(税後淨利潤的20%)的任意公積金一事，需在下一次股東大會上經股東批准。根據修訂後的國際會計準則第十條，「資產負債表日後事項」，二零零四年十二月三十一日後建議提取的任意公積金將被列示於截止二零零五年十二月三十一日止年度本集團的會計報表中。

在經上述利潤分配後，本公司可供分配之淨利潤將根據中國公認會計準則及國際會計準則所確定之金額兩者中較低者確定。於二零零四年十二月三十一日，可供分配之淨利潤約為人民幣477,514,000元(二零零三：人民幣292,729,000元)。

計入本公司會計報表的股東應佔利潤為人民幣442,371,000元(二零零三年：人民幣236,678,000元)。

28. 經營活動之現金流量

	二零零四年 **人民幣千元**	二零零三年 人民幣千元
除税及少數股東權益前利潤	**499,598**	272,345
就下列各項調整：		
折舊及攤銷	**166,741**	149,166
出售物業、廠房及設備虧損	**5,516**	1,651
投資減值	**171**	—
利息收入	**(37,710)**	—
計提(沖銷)壞帳準備	**(1,299)**	2,377
應佔聯營公司收益	**(10,934)**	(11,445)
運營資金改變前之經營利潤	**622,083**	414,094
流動資產(增加)減少：		
應收帳款	**(18,519)**	(16,282)
存貨	**(1,463)**	(617)
預付款項及其他流動資產	**(8,825)**	(824)
應收聯營及關聯方款	**(29,128)**	52,065
流動負債增加(減少)：		
應付帳款及預提費用	**58,683**	119,248
遞延收益	**1,092**	1,837
應付關聯方款	**(641)**	(10,314)
應交税金	**(2,159)**	11,705
經營活動提供之現金	**621,123**	570,912

29. 金融工具

金融風險管理

本集團承受由利率及匯率變動所帶來的市場風險。本集團未運用任何衍生的金融工具來進行金融風險管理。

公允價值

本集團的金融工具主要包括現金及現金等價物、短期銀行存款、應收帳款、預付帳款、應收聯營公司及關聯方款項、國債、其他長期資產、應付帳款以及應付關聯方款項。

由於本集團金融工具的屆滿期較短，故除國債及其他長期資產以外的金融工具的帳面金額於二零零四年十二月三十一日約為其公允價值。

持有至到期日的國債投資是以成本價值入帳，其二零零四年十二月三十一日的市價約為人民幣95,881,000元(二零零三年：人民幣99,520,000元)

信貸風險

本集團的信貸風險為現金及現金等價物、短期銀行存款、應收帳款、預付帳款、應收聯營公司款項及關聯方款項及國債的餘額總額。倘其他人士未能履行其對於該等金融工具的責任，則於二零零四年十二月三十一日的最高信貸風險約為人民幣3,202百萬元(二零零三：人民幣2,776百萬元)。

金融工具的另一方主要包括中國的國有銀行及眾多航空公司及旅行社。本集團預計，任何另一方不會不履行其責任。該等實體對本集團有信貸集中的風險。

外幣風險

本集團承受有關資本開支的外匯風險，因佔其大部分資本性支出的進口設備乃以美元購買。在中國現行的外匯制度下，除已持有之外幣現金及現金等價物外，本集團不能有效對沖外匯風險。人民幣兑外幣的匯率波動對本集團的經營業績可能帶來影響。

30. 分部報表

本集團僅於一個行業內經營業務－在中國提供航空信息技術及相關服務等。本集團營運的最高決策人被視為本集團的總經理。總經理審閱的數據與合併損益表所載數據一致。本集團截至二零零四年及二零零三年十二月三十一日止年度並無編製任何分部損益表。同時，由於本集團的收入主要來自中國，其資產亦位於中國，本集團僅於一個地域內經營業務。因此，本報表並無呈列任何地域分部數據。

31. 承諾事項

(a) 資本性支出承諾

於十二月三十一日，本集團有以下資本性支出承諾：

	二零零四年 ***人民幣千元***	二零零三年 *人民幣千元*
已授權且訂約		
一計算機系統	**36,883**	1,208
已授權但未訂約		
一計算機系統	**411,000**	322,000
合計	**447,883**	323,208

上文所述的資本承諾主要與購買及安裝新一代旅客服務系統相關。

於二零零四年十二月三十一日上述資本承諾中有人民幣2,408,200以美元計價(二零零三：零)。

31. 承諾事項(續)

(b) 經營租賃承諾

於十二月三十一日，本集團有以下經營租賃承諾：

	二零零四年 人民幣千元	二零零三年 人民幣千元
一年內	**57,192**	36,483
一年後但五年內	**87,787**	126,001
五年後	**7,865**	50,509
合計	**152,844**	212,993

(c) 設備維護費及技術支持費承諾

於二零零四年十二月三十一日，本集團的設備維護和技術支持費用承諾總金額約為人民幣6.8百萬元(二零零三：8.3百萬元)。

32. 關聯公司交易

倘一方能夠直接或間接地控制另一方，或有能力對另一方的財務及經營決策施加重大影響，則所涉及之各方為關聯公司。倘有關各方均受同一控制或同一重大影響，則此等各方亦視為關聯公司。

下文為本集團與關聯公司進行的重大經常關聯交易概要。

32. 關聯公司交易*(續)*

(1) 關聯公司

本公司及本集團的主要關聯公司如下：

公司名稱	與本公司關係
中國民航信息集團公司	本公司股東
中國南方航空集團公司	本公司股東
中國東方航空集團公司	本公司股東
中國國際航空公司	本公司股東
中國北方航空公司	本公司股東
中國東方航空西北公司	本公司股東
中國東方航空雲南公司	本公司股東
新疆航空公司	本公司股東
中國航空總公司	本公司股東
廈門航空有限公司	本公司股東
海南航空股份有限公司	本公司股東
中國航空集團公司	本公司部分股東的母公司

(2) 關聯公司交易

本集團重大關聯公司交易如下：

(i) 航空信息技術服務及數據網絡服務的收入，上述服務的價格乃參照民航總局訂立的計價準則(如適用)再經與關聯公司協商後釐定。

公司名稱	**二零零四年 人民幣千元**	二零零三年 *人民幣千元*
中國南方航空集團公司(a)	**186,548**	127,952
中國東方航空集團公司(b)	**177,772**	118,342
中國航空集團公司(c)	**170,321**	114,893
海南航空股份有限公司	**117,287**	59,986
廈門航空有限公司	**69,967**	54,167

(a) 為本集團與中國南方航空集團公司全資或控股之附屬公司(中國北方航空公司、新疆航空公司、中國南方航空股份有限公司等)之間的交易額；

32. 關聯公司交易 *(續)*

(2) 關聯公司交易 *(續)*

(b) 為本集團與中國東方航空集團公司全資或控股之附屬公司(中國西北航空公司、雲南航空公司、中國東方航空股份有限公司等)之間的交易額；

(c) 為本集團與中國航空集團公司全資或控股之附屬公司(中國國際航空公司、中國航空總公司等)之間的交易額。

董事會認為，此等交易是在正常業務中並按一般商業條款與關聯公司進行的。

(ii) 自中國民航信息集團公司租用物業

截至二零零四年十二月三十一日止年度，向中國民航信息集團公司租用物業的經營租賃支出約為人民幣34,570,760元(二零零三：人民幣30,807,105元)。樓宇經營租賃的租金乃按照與中國民航信息集團公司協定的費率再參考市值租金而釐定。

(3) 關聯公司的餘額

關聯公司的餘額主要包括應收關聯方款項：

	集團		公司	
公司名稱	**二零零四年** **人民幣千元**	二零零三年 *人民幣千元*	**二零零四年** **人民幣千元**	二零零三年 *人民幣千元*
中國南方航空集團公司(a)	**42,891**	7,294	**41,066**	4,575
中國東方航空集團公司(b)	**1,706**	22,136	**—**	20,301
中國航空集團公司(c)	**37,871**	24,053	**37,871**	21,615
深圳航空公司	**559**	9,314	**519**	8,131
廈門航空有限公司	**8,301**	—	**7,460**	—

(a) 為本集團與中國南方航空集團公司全資或控股之附屬公司(中國北方航空公司、新疆航空公司、中國南方航空股份有限公司等)之間的往來餘額；

(b) 為本集團與中國東方航空集團公司全資或控股之附屬公司包括(中國西北航空公司、雲南航空公司、中國東方航空股份有限公司等)之間的往來餘額；

32. 關聯公司交易 *(續)*

(3) 關聯公司的餘額 *(續)*

(c) 為本集團與中國航空集團公司及其全資控股之附屬公司包括(中國國際航空公司、中國航空總公司等)之間的往來餘額。

與關聯公司的往來餘額為無抵押、免息及一般須於六個月內償還。

關聯公司的餘額主要來自上文所述的關聯公司交易。

33. 最終控股公司

本公司董事認為於中國境內成立的中國民航信息集團公司為本公司的最終控股公司。

34. 重分類

比較期間會計報表的部分項目已按本年度會計報表的披露方式進行了重分類。

35. 會計報表的批准

此會計報表於二零零五年三月十九日得到董事會的批准。

	於十二月三十一日				
	二零零零年 人民幣千元	二零零一年 人民幣千元	二零零二年 人民幣千元	二零零三年 人民幣千元	**二零零四年** **人民幣千元**
資產					
非流動資產					
物業、廠房及設備，淨值	281,944	403,997	340,632	545,354	**475,118**
無形資產、淨值	—	14,238	9,098	11,093	**15,117**
於聯營公司的投資	6,424	12,391	23,646	36,327	**42,424**
其他長期投資	—	100,000	100,000	100,000	**100,000**
其他長期資產	—	8,465	5,746	4,901	**16,142**
	288,368	539,091	479,122	697,675	**648,861**
流動資產					
存貨	9,680	2,767	2,018	2,635	**4,098**
應收帳款、淨值	44,868	14,837	4,447	18,352	**38,170**
應收聯營公司	11,416	598	377	65	**—**
應收關聯公司	229,845	168,536	135,371	83,619	**112,811**
預付款項及其他流動資產	31,362	15,356	30,826	32,005	**82,979**
短期投資	—	—	2,195	1,920	**1,749**
短期銀行存款	27,406	516,186	539,491	505,000	**625,378**
現金及現金等價物	584,729	1,636,818	1,893,422	2,034,952	**2,236,843**
	939,306	2,355,098	2,608,147	2,678,548	**3,102,028**
資產總值	1,227,674	2,894,189	3,087,269	3,376,223	**3,750,889**
權益及負債					
資本儲備					
實收資本	577,304	888,158	888,158	888,158	**888,158**
儲備	272,856	1,295,014	1,453,674	1,584,817	**1,719,540**
留存收益	—	333,045	464,191	405,063	**628,929**
	850,160	2,516,217	2,806,023	2,878,038	**3,236,627**
少數股東權益	32,735	30,613	37,600	40,305	**49,456**
流動負債					
長期銀行借款即期部分	—	—	—	—	**—**
應付帳款及預提費用	65,158	167,092	193,044	366,061	**404,477**
應付關聯公司	6,682	38,447	22,906	64,922	**27,048**
應付股利	124,051	124,051	14,342	—	**—**
應交税金	140,508	14,375	13,140	24,846	**30,138**
遞延收益	8,380	3,394	214	2,051	**3,143**
	344,779	347,359	243,646	457,880	**464,806**
權益及負債合計	1,227,674	2,894,189	3,087,269	3,376,223	**3,750,889**

註：若干對比數字已進行了重分類調整以更好的呈現本集團的財務狀況。

合併損益表
管理層提供的輔助信息

	截至十二月三十一日止年度				
	二零零零年	二零零一年	二零零二年	二零零三年	**二零零四年**
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	***人民幣千元***
收入：					
航空信息技術服務	594,665	663,426	767,478	663,932	**1,025,725**
數據網絡及其他	147,322	167,375	209,964	229,686	**257,125**
總收入	741,987	830,801	977,442	893,618	**1,282,850**
營業稅金及附加	(24,735)	(29,652)	(32,604)	(32,005)	**(42,277)**
淨收入	717,252	801,149	944,838	861,613	**1,240,573**
營業成本：					
折舊及攤銷	(104,857)	(109,658)	(137,373)	(149,166)	**(166,741)**
網絡使用費	(54,772)	(48,640)	(49,823)	(58,792)	**(70,671)**
人工成本	(39,656)	(72,019)	(99,595)	(147,783)	**(133,829)**
經營租賃支出	(31,516)	(35,278)	(37,109)	(42,870)	**(49,406)**
技術支持及維護費	(42,295)	(40,701)	(45,735)	(44,650)	**(40,456)**
佣金及推廣費用	(26,933)	(44,207)	(75,397)	(74,537)	**(155,702)**
其他營業成本	(69,807)	(84,216)	(93,838)	(119,492)	**(170,624)**
總營業成本	(369,836)	(434,719)	(538,870)	(637,290)	**(787,429)**
營業利潤	347,416	366,430	405,968	224,323	**453,144**
財務收入(費用)淨額	4,921	41,956	42,635	34,569	**37,558**
應聯營公司收益	3,446	7,289	14,255	11,445	**10,934**
其他(支出)收入淨額	(2,729)	(4,102)	(2,998)	2,008	**(2,038)**
除稅及少數股東權益前利潤	353,054	411,573	459,860	272,345	**499,598**
所得稅	(94,166)	(3,189)	(3,149)	(23,092)	**(40,188)**
除少數股東權益前利潤	258,888	408,384	456,711	249,253	**459,410**
少數股東權益	(2,296)	(483)	(3,484)	(6,712)	**(10,229)**
淨利潤	256,592	407,901	453,227	242,541	**449,181**
每股盈利(基本及攤薄)(人民幣元)	0.44	0.48	0.51	0.27	**0.51**
加權平均已發行股份數目(千股)	577,304	855,314	888,158	888,158	**888,158**

董事會

董事長 （於二零零四年八月二十六日獲委任）

朱　永　執行董事（於二零零三年十二月五日獲委任）

董事

朱曉星　執行董事（總經理）（於二零零四年十月十二日獲委任）
丁衛平　執行董事（公司秘書）（於二零零三年十二月五日獲委任）
宋金箱　執行董事（於二零零三年十二月五日獲委任）
王全華　副董事長、非執行董事（於二零零三年十二月五日獲委任）
曹建雄　副董事長、非執行董事（於二零零三年十二月五日獲委任）
張學仁　副董事長、非執行董事（於二零零三年十二月五日獲委任）
榮　剛　非執行董事（於二零零三年十二月五日獲委任）
楊亞鐵　非執行董事（於二零零三年十二月五日獲委任）
李曉光　非執行董事（於二零零三年十二月五日獲委任）
司玉佩　非執行董事（於二零零三年十二月五日獲委任）
宋　箭　非執行董事（於二零零三年十二月五日獲委任）
烏家培　獨立非執行董事（於二零零三年十二月五日獲委任）
周國華　獨立非執行董事（於二零零三年十二月五日獲委任）
李國明　獨立非執行董事（於二零零三年十二月五日獲委任）

審核委員會

烏家培　主任委員（於二零零三年十二月五日獲委任）
周國華　委員（於二零零三年十二月五日獲委任）
李國明　委員（於二零零三年十二月五日獲委任）

戰略委員會

曹建雄　主任委員（於二零零四年三月十一日獲委任）
朱　永　委員（於二零零四年三月十一日獲委任）
王全華　委員（於二零零四年三月十一日獲委任）
張學仁　委員（於二零零四年三月十一日獲委任）
榮　剛　委員（於二零零四年三月十一日獲委任）
丁衛平　委員（於二零零四年三月十一日獲委任）

薪酬委員會

周國華	主任委員(於二零零四年三月十一日獲委任)
烏家培	委員(於二零零四年三月十一日獲委任)
李國明	委員(於二零零四年三月十一日獲委任)
王全華	委員(於二零零四年三月十一日獲委任)
楊亞鐵	委員(於二零零四年三月十一日獲委任)

監事會

主席 (於二零零三年十二月五日獲委任)
李曉軍 監事(於二零零三年十二月五日獲委任)

副主席 (於二零零四年四月二十八日獲委任)
杜紅鷹 監事(於二零零三年十二月五日獲委任)

監事

張亞坤	監事(於二零零三年十二月五日獲委任)
王永強	監事(於二零零三年十二月五日獲委任)
陳立宏	監事(於二零零三年十二月五日獲委任)
譚曉煦	監事(於二零零三年十二月五日獲委任)
張　欣	監事(於二零零三年十二月五日獲委任)
饒戈平	獨立監事(於二零零三年十二月五日獲委任)

高級管理人員

朱曉星	總經理(執行董事)(於二零零四年八月二十六日獲委任)
黃源昌	副總經理(於二零零三年十二月五日獲委任)
肖殷洪	副總經理(於二零零三年十二月五日獲委任)
黃　澎	副總經理(於二零零四年八月二十六日獲委任)

公司秘書

丁衛平　　(執行董事)

公司網址

www.travelsky.net

核數師

國際核數師：
羅兵咸永道會計師事務所
執業會計師
香港中環
太子大廈22樓

中國審計師：
普華永道中天會計師事務所有限公司
中國上海
湖濱路202號普華永道中心11樓
郵編200021

法律顧問

香港法律：
年利達律師事務所
香港遮打道
歷山大廈10樓

中國法律：
北京市競天公誠律師事務所
中國北京
朝陽門外大街20號
聯合大廈15樓
郵編100020

法定註冊地址和聯繫方式

中國民航信息網絡股份有限公司
中國北京海淀區
科學院南路2號
融科資訊中心 C座南樓18-20層
郵編100080
電話：(8610) 8286 1610
傳真：(8610) 8286 1612

香港營業地點

香港灣仔
港灣道23號
鷹君中心
30 樓3005-3007 室

上市地點

香港聯合交易所有限公司
股票代號：696

香港股份登記及過戶處

香港證券登記有限公司
香港灣仔
皇后大道東183 號
合和中心17樓1712-1716室

第一級美國預托證券憑證計劃之存托銀行

The Bank of New York
Shareholder
P.O. Box 11258
Church Street Station
New York, NY10286-1258, U.S.A.

股東亦可通過本公司互聯網網址(www.travelsky.net)取得本年報副本。

董事、監事、公司秘書及高級管理人員簡歷

董事

董事長

朱永，41歲，本公司執行董事。朱先生為高級工程師，畢業於華中理工大學，並持有北京航空航天大學工程碩士學位。朱先生在中國民航業擁有二十多年經驗。自一九八三年八月至一九九一年四月，朱先生在中國民用航空總局擔任工程師。彼於一九九一年五月及一九九四年一月分別出任中國航空結算中心計算機部經理及中國航空結算中心副總工程師兼計算機部經理，隨後於一九九六年五月擔任中國航空結算中心副總經理，二零零零年六月至二零零四年八月擔任中國航空結算中心總經理。自二零零一年四月至二零零四年八月擔任本公司總經理，自二零零一年五月起加入本公司第一屆董事會。二零零二年十月起，朱先生亦擔任中國民航信息集團公司副總經理。二零零三年十二月連任本公司第二屆董事會之董事。二零零四年三月，朱永先生由董事會委任為戰略委員會委員。自二零零四年八月起至今，朱先生擔任本公司董事長。

執行董事

朱曉星，40歲，畢業於吉林大學計算機軟件專業，於中國民航業擁有近二十年的管理及技術支持經驗。自本公司二零零零年十月成立以來，朱先生曾先後擔任本公司運行部、客戶服務部、技術管理部的總經理。二零零四年八月本公司董事會聘任朱曉星先生擔任本公司總經理。二零零四年十月起朱曉星先生加入本公司董事會。

丁衛平，53歲，本公司執行董事兼公司秘書。彼畢業於北京工業學院，在中國航空業擁有二十多年管理經驗。丁先生於一九七九年十二月至一九八四年五月任職於中國民用航空總局。彼自一九八四年五月至一九八七年十月任職於民航計算機信息中心，於一九八七年十月至二零零零年八月出任民航計算機信息中心機房室之副主任，繼而為副總工程師。丁先生自一九九九年七月至二零零零年八月擔任民航計算機信息中心計劃處之處長。由一九九九年七月至二零零零年八月，彼兼任民航計算機信息中心重組部的主管。丁先生自二零零零年十月至二零零四年八月擔任本公司副總工程師及規劃發展部總經理。丁先生自二零零零年十月起任本公司董事及董事會秘書。二零零三年十二月連任本公司第二屆董事會之董事及董事會秘書。二零零四年三月，丁先生由董事會委任為戰略委員會委員。

宋金箱，56歲，本公司執行董事。彼畢業於北京航空學院，在中國航空業擁有逾二十年管理經驗。宋先生自一九七六年十二月至一九八一年九月擔任中國民用航空總局之技術員。彼於一九八一年九月至一九九九年七月出任民航計算機信息中心之業務部之副主任，繼而升為主任。宋先生於一九九九年七月至二零零零年八月擔任民航計算機信息中心之副總經濟師。自二零零零年十月至二零零三年十二月，宋先生為本公司第一屆監事會成員。二零零三年十二月宋先生當選本公司第二屆董事會之董事。

非執行董事

王全華，50歲，董事會副董事長之一。王先生大學畢業，彼於中國民航業擁有近三十年管理經驗。王先生自一九九一年六月加入中國南方航空公司。自一九九八年六月起任職於南方航空(集團)公司，歷任規劃發展部總經理、總裁助理及副總裁。二零零二年十月起擔任中國南方航空集團公司副總經理，及自二零零三年三月起中國南方航空股份有限公司之董事。二零零三年十二月，王先生當選本公司第二屆董事會之董事及副董事長。二零零四年三月，王先生由董事會委任為戰略委員會委員及薪酬委員會委員。

曹建雄，45歲，董事會副董事長之一。曹先生乃一名經濟師。彼具有經濟學碩士學位，在中國民航業擁有二十餘年管理經驗。彼於一九八七年十二月至一九九六年三月出任中國東方航空公司人事科之科長，繼而出任上海東方航空發展公司及中國東方航空期貨經紀有限公司之總經理。曹先生自一九九六年三月至一九九六年十二月出任中國東方航空公司總經理之助理，並於一九九六年十二月至一九九九年十二月出任中國東方航空股份有限公司之副總經理兼財務總監。曹先生自一九九九年十二月至二零零二年十月擔任東方航空集團公司之副總裁。曹先生自二零零零年十月起擔任本公司第一屆董事會之董事及副董事長之職。自二零零二年十月起擔任中國東方航空集團公司之副總裁。曹先生於二零零三年十二月連任本公司第二屆董事會之董事及副董事長。二零零四年三月，曹先生由董事會委任為戰略委員會主任委員。

張學仁，52歲，董事會副董事長之一。張先生乃高級經濟師。張先生畢業於四川外語學院，並於北京大學取得工商管理碩士學位。張先生在中國航空業擁有近三十年經驗。張先生於一九七九年三月至一九八二年七月任職於中國民用航空總局德黑蘭辦事處。彼於一九八二年返回北京，並出任中國民用航空總局北京管理局國際貨運室之副主任。彼自一九九零年一月至一九九八年四月擔任中國國際航空公司貨運部經理，並於一九九八年四月至一九九八年十二月出任中國國際航空公司天津分公司之總經理。張先生自一九九八年十二月至二零零四年，擔任中國國際航空公司之副總裁，現任香港中國航空(集團)有限公司副總裁。張先生自二零零零年十月起擔任本公司第一屆董事會之董事及副董事長之職，繼而於二零零三年十二月連任本公司第二屆董事會之董事及副董事長。二零零四年三月，張先生由董事會委任為戰略委員會委員。

榮剛，42歲，非執行董事之一。榮先生乃高級工程師，擁有北京大學光華管理學院工商管理碩士學位，彼在中國民航業擁有二十年經驗。榮先生自一九八三年八月至一九九六年五月任職於民航計算機信息中心。彼自一九九六年五月至一九九九年五月任職於中國民用航空總局。榮先生自一九九九年五月至二零零二年十月擔任民航計算機信息中心之副總裁。自二零零二年十月起擔任中國民航信息集團副總經理。榮先生為本公司第一屆董事會之董事。自二零零三年十二月起，榮先生連任本公司第二屆董事會之董事。二零零四年三月，榮先生由董事會委任為戰略委員會委員。

楊亞鐵，60歲，非執行董事之一。楊先生乃高級會計師，於中國民航業擁有近四十年的財務管理經驗。一九七一年十二月至一九八零年三月，楊先生擔任中國民用航空總局指揮部國際業務局會計。自一九八零年三月至一九八八年三月，楊先生任職於中國民用航空總局財務司國際結算室。自一九八八年三月至一九九二年八月，楊先生擔任中國民航總局駐倫敦辦事處會計。自一九九二年八月起，彼歷任中國航空結算中心會計師、副總會計師、總會計師。自二零零二年十月至二零零四年十二月，楊先生亦擔任中國民航信息集團公司總會計師。二零零三年十二月，楊先生當選為本公司第二屆董事會之董事。二零零四年三月，楊先生由董事會委任為薪酬委員會委員。

李曉光，46歲，非執行董事之一。彼畢業於天津民航學院，一九九九年於北京航空航天大學獲得管理學碩士學位。在中國航空業擁有二十餘年之管理及技術經驗。李先生於一九八二年七月至一九九零年十月出任中國北方航空公司的下屬航修廠技術部之工程師。彼於一九九零年十月至二零零一年七月歷任中國北方航空公司之副總工程師、總工程師。自二零零一年七月至今，李先生擔任中國北方航空公司之副總經理。李先生為本公司第一屆董事會成員，二零零三年十二月起連任本公司第二屆董事會之董事。

司玉佩，52歲，非執行董事之一。司先生乃高級經濟師，於中國民航業擁有近三十年管理經驗。一九八七年八月至一九八九年一月，司先生任職於中國民用航空總局西安管理局勞資處。自一九八九年一月至二零零二年十月，司先生歷任中國航空西北公司人事處副處長、處長、人力資源部部長、副總經濟師及黨委副書記。二零零二年十月起，司先生擔任中國東方航空西北公司黨委副書記。司先生於二零零三年十二月當選為本公司第二屆董事會之董事。

宋箭，43歲，非執行董事之一。宋先生為南京航空航天大學管理科學與工程專業畢業的研究生。一九九七年一月至二零零二年二月，宋先生擔任中國國際航空公司計算機中心之副主任。自二零零二年二月起，宋先生擔任中國國際航空公司信息技術中心之副總經理。二零零三年十二月，宋先生當選為本公司第二屆董事會之董事。

獨立非執行董事

烏家培，73歲，中國著名經濟學家，一九五五年至一九八六年為中國科學院經濟研究所研究人員，後擔任中國社會科學院數量經濟與技術經濟研究所研究員及所長。自一九八七年至一九九八年，烏教授任職於國家信息中心總經濟師、副主任及專家委員會主任。烏教授曾赴美國及日本留學並任客座教授。彼現為國家信息中心專家委員會名譽主任、中國信息協會特約副會長及華僑大學工商管理學院、商學院名譽院長，並為中國多所大學的兼職教授。烏教授為國務院學位委員會第2－4屆應用經濟學科評議組成員，有逾20部關於經濟學的著作。烏教授為本公司第一屆董事會成員，並於二零零三年十二月當選為第二屆董事會之董事，並由董事會委任為審核委員會委員。二零零四年三月，烏先生由董事會委任為審核委員會主任委員、薪酬委員會委員。

周國華，58歲，一九六六年畢業於倫敦REGENT INSTITUTE商科。現為華港集團主席，集團主要業務為投資國內房地產、高科技原料製造等。周先生在一九七八年至一九九四年期間活躍於香港證券交易市場，為遠東交易所及香港聯合交易所會員及持牌人。周先生在國內投資經驗超過二十多年，其中參與投資項目包括有一九八八年之上海靜安希爾頓飯店及南通大飯店、一九九一年天津國際大廈及一九九八年的天津奧林匹克大廈等。周先生為本公司第一屆董事會成員，並於二零零三年十二月當選為本公司第二屆董事會之董事，並由董事會委任為審核委員會委員。二零零四年三月，周先生由董事會委任為薪酬委員會主任委員。

李國明，47歲，李先生為香港會計師公會資深會員、英國特許管理會計師公會會員及澳洲特許管理會計師，持有英國BATH大學的商業管理碩士學位。李先生擁有逾二十年的財務管理經驗，在併購及企業融資方面亦具備廣泛經驗。李先生為泰興光學集團有限公司(股票代號：389)的首席財務總監，李先生亦擔任聯華超市股份有限公司(股票代號：980)之獨立董事。李先生於二零零三年十二月當選為本公司第二屆董事會之董事，並由董事會委任為審核委員會委員。二零零四年三月，李先生由董事會委任為薪酬委員會委員。

監事

李曉軍，49歲，本公司監事會主席。李女士乃高級經濟師。彼畢業於中國人民大學，在中國航空業擁有逾二十年管理經驗。自一九八三年三月至一九八八年五月，李女士任職於中國民用航空總局北京管理局計劃處。彼自一九八八年五月至一九九七年十二月擔任中國國際航空公司計劃處之副主任及主任。李女士自一九九七年十二月至二零零零年八月期間一直擔任中國民用航空總局人事教育司之處長。李女士自二零零零年十月擔任本公司董事及副總經理。二零零二年十月起，李女士亦擔任中國民航信息集團公司黨委副書記。李女士為本公司第一屆董事會成員，於二零零三年十二月當選為本公司第二屆監事會監事並擔任主席之職。

杜紅鷹，45歲，本公司監事。杜女士乃高級會計師，畢業於廈門大學，在中國航空業擁有近二十年會計及財務經驗。杜女士自一九八二年八月至一九八五年一月擔任天津中國民用航空學院之教師。杜女士於一九八五年一月加入廈門航空有限公司，並自一九九九年起擔任廈門航空公司計劃財務部副總經理。杜女士為本公司第一屆監事會監事及主席，二零零三年十二月當選為本公司第二屆監事會之監事，二零零四年四月杜女士當選監事會副主席。

張亞坤，46歲，本公司監事。張先生畢業於西安交通大學，並獲得碩士學位。在中國航空業擁有近二十年的專業經驗。一九八三年至一九九九年任職於中國民用航空總局雲南省管理局。自一九九九年至二零零一年，張先生歷任雲南航空公司運行控制中心副主任及信息技術部總經理。自二零零二年十月起擔任中國東方航空雲南公司信息技術部總經理。二零零三年十二月，張先生當選為本公司第二屆監事會之監事。

王永強，35歲，本公司監事。畢業於中國民航學院，在中國民航業擁有十餘年之工作及管理經驗。王先生自一九九二年七月至一九九五年六月任職於中國新華航空公司之工程部。王先生於一九九五年六月至二零零零年三月工作於海南航空股份有限公司，歷任計算機信息中心副主任、主任及辦公室副主任職務。期間曾於一九九七年三月至一九九七年八月赴德國參加航空業高級管理培訓。王先生自二零零零年三月至今擔任海航航空信息系統有限公司總經理、董事長職務。自二零零二年十一月至今擔任海航集團執行總裁高級助理。王永強先生為本公司第一屆監事會成員，二零零三年十二月當選為本公司第二屆監事會之監事。

陳立宏，42歲，本公司監事。陳先生乃高級會計師。彼在中國航空業擁有逾二十年之財務管理經驗。陳先生自一九八一年一月至一九九零年八月擔任新疆奇台縣農機修造廠之技術員，其後出任新疆奇台縣審計局之審計師。彼自一九九零年八月至一九九三年一月出任財政部駐新疆中央企業處之助理會計師。陳先生自一九九三年一月在新疆航空公司財務部工作，後升任副部長及部長，二零零四年，陳先生升任新疆航空公司總會計師。陳先生為本公司第一屆監事會成員，二零零三年十二月當選為本公司第二屆監事會之監事。

譚曉煦，58歲，本公司監事兼高級行政人員。譚先生乃高級工程師。彼畢業於北京軍區外語學院，在中國航空業有逾二十年技術支持經驗。譚先生自一九七三年四月至一九七五年十月擔任北京軍區之技術員。彼於一九七五年十月至一九八零年十一月擔任中國民用航空總局北京管理局銷售代表。彼於一九八零年十一月至一九九九年七月擔任民航計算機信息中心應用技術部之技術員，繼而升為經理。譚先生於一九九九年七月至二零零零年八月以來一直擔任民航計算機信息中心之高級管理人員。譚先生自二零零零年十月起任職於本公司網絡及運行部。譚先生為本公司第一屆監事會成員，二零零三年十二月當選為本公司第二屆監事會之監事。

張欣，42歲，本公司監事。張先生在中國航空業擁有逾二十年之技術經驗。張先生自一九八一年十月至一九八八年十二月擔任中國民用航空總局之繪圖設計員。張先生自一九八八年十二月至一九九四年十一月擔任民航計算機信息中心之技師。自一九九四年十一月至二零零零年八月，張先生擔任民航計算機信息中心之高級技師。自二零零零年十月起任職於本公司運行部。張先生為本公司第一屆監事會成員，二零零三年十二月當選為本公司第二屆監事會之監事。

饒戈平，56歲，獨立監事。饒先生乃北京大學法學院教授、博士生導師、北京大學國際法研究所所長、北京大學港澳台法律研究中心副主任、中國國際法學會副會長及司法部全國高級講師團成員，並於武漢大學、上海師範大學、華東政法大學等中國多個大學任兼職教授。饒教授主要研究領域為港澳台法律、國際法等。饒先生二零零三年十二月當選為本公司第二屆監事會之監事。

高級管理人員

朱曉星，總經理， 亦為本公司之執行董事。

黃源昌，副總經理， 42歲，畢業於南京工業大學，及獲得北京航空航天大學碩士學位，高級工程師，於中國航空業擁有逾二十年的管理經驗。一九八九年一月任中國民航計算機信息中心機房室副主任；一九九零年一月任中國民航計算機信息中心運行室主任；一九九五年十月任中國民航計算機信息中心總經理助理；一九九八年二月任中國民航計算機信息中心總經理助理、生產管理處負責人；一九九九年五月任中國民航計算機信息中心副總經理；二零零零年十月起任本公司副總經理，本公司第一屆董事會成員。

肖殷洪，副總經理， 42歲，畢業於浙江大學，及獲得北京航空航天大學碩士學位，高級工程師，於中國航空業擁有逾二十年的管理經驗。一九八八年十月任中國民航計算機信息中心應用室副主任；一九九二年三月任中國民航計算機信息中心信息室主任；一九九五年十月任中國民航計算機信息中心總經理助理；一九九八年二月任中國民航計算機信息中心總經理助理、科技教育處負責人；一九九九年五月任中國民航計算機信息中心副總經理；二零零零年十月起任本公司副總經理，本公司第一屆董事會成員。

黃澎，副總經理， 41歲，畢業於哈爾濱工業大學電子工程專業並獲得碩士學位，於中國航空業擁有近二十年的管理經驗， 一九九零年七月任中國民航計算機信息中心運行部應用科科長；一九九六年二月任中國民航計算機信息中心業務室副主任；一九九九年七月任中國民航計算機信息中心市場部主任；二零零一年三月任本公司訂座部總經理；二零零一年十二月至二零零四年八月任本公司市場部總經理。二零零四年八月起擔任本公司副總經理。

公司秘書

丁衛平，亦為本公司之執行董事。

股東周年大會通告

中國民航信息網絡股份有限公司(「本公司」)董事會欣然宣佈股東週年大會將根據於二零零五年三月十九日召開之董事會會議上通過之決議案召開，並茲通告中國民航信息網絡股份有限公司(「本公司」)謹定於二零零五年五月十日(星期二)上午十時正於中華人民共和國北京市海淀區科學院南路2號融科資訊中心C座南樓19層舉行股東周年大會，藉以審議下列事項：

普通決議案

1. 審議及批准截至二零零四年十二月三十一日止年度董事會報告。

2. 審議及批准截至二零零四年十二月三十一日止年度監事會報告。

3. 審閱本公司截至二零零四年十二月三十一日止年度核數師報告並審議及批准本公司截至二零零四年十二月三十一日止年度經審計的財務報表。

4. 審議及批准本公司截至二零零四年十二月三十一日止年度利潤分配及派發末期股息方案。

5. 審議及批准聘用羅兵咸永道會計師事務所及普華永道中天會計師事務所有限公司分別為本公司截至二零零五年十二月三十一日止年度國際核數師及中國審計師，並授權董事會釐定其酬金。

特別決議案

6. 審議及批准由於中國國際航空公司、中國航空總公司分別將所持有的8,353.8萬股、589.55萬股股權無償劃轉給中國航空集團公司(中國國際航空公司及中國航空總公司為中國航空集團公司的全資附屬公司)，而修訂本公司《章程》中登記的發起人股東名稱及持股數量。

7. 審議及批准由於中國北方航空公司、新疆航空公司分別將其所持本公司2,466.75萬股、860.6萬股股權無償劃轉給中國南方航空集團公司(中國北方航空公司及新疆航空公司為中國南方航空公司的全資附屬公司),而修訂本公司《章程》中登記的發起人股東名稱及持股數量。

第6及第7項議案獲得股東大會批准後,本公司《章程》相關內容修改後如下:

第一條第三節:公司的發起人為:

股東一: 中國民航信息集團公司
股東二: 中國南方航空集團公司
股東三: 中國東方航空集團公司
股東四: 中國航空集團公司
股東五: 中國東方航空西北公司
股東六: 中國東方航空雲南公司
股東七: 長城航空公司
股東八: 廈門航空有限公司
股東九: 海南航空股份有限公司
股東十: 中國新華航空有限責任公司
股東十一: 深圳航空有限責任公司
股東十二: 上海航空股份有限公司
股東十三: 山東航空股份有限公司
股東十四: 四川航空集團公司
股東十五: 中國東方航空武漢有限責任公司
股東十六: 長安航空實業公司
股東十七: 山西航空實業公司

第二十一條第二節：

公司經前款所述發行股份後的股本結構為：在境外上市外資股增資發行中，全面行使超額配售權，公司股份總數為88,815.75萬股。發起人股東持有57,730.35萬股，佔公司發行的普通股總數的65%。其中，股東一持有19,849.65萬股，股東二持有11,646.05萬股，股東三持有6,868.55萬股，股東四持有8,943.35萬股，股東五持有2,322.45萬股，股東六持有1,750.45萬股，股東七持有265.85萬股，股東八持有2,192.45萬股，股東九持有1,105.00萬股，股東十持有755.95萬股，股東十一持有624.00萬股，股東十二持有572.65萬股，股東十三持有434.85萬股，股東十四持有172.25萬股，股東十五持有130.00萬股，股東十六持有79.95萬股，股東十七持有16.90萬股。H股股東持有31,085.4萬股，佔公司發行的普通股總數的35%。公司的股本總數及股權結構的變動，報國務院授權的公司審批部門和國務院證券管理部門備案。

8. 審議及批准其他事項（如有）。

承董事會命

丁衛平

公司秘書

二零零五年三月十九日

附註：

1. 本公司將於二零零五年四月十一日（星期一）至二零零五年五月十日（星期二）（包括首尾兩天）暫停辦理過戶登記。於二零零五年四月八日（星期五）營業時間結束時已經登記在股東名冊上的本公司H股及內資股持有人均有權出席股東周年大會。H股過戶文件須於二零零五年四月八日（星期五）下午4時正或之前送交本公司H股的過戶登記處，受讓人方可出席股東周年大會。

   本公司H股股份登記處地址為：
   香港　灣仔
   皇后大道東183 號
   合和中心17樓1712-1716室
   香港證券登記有限公司

2. 凡有權出席股東周年大會並於會上投票的股東均可委任一位或以上代理人（不論該人士是否股東）代其出席股東周年大會並代其投票。

3. 股東或其代理人出席股東周年大會，須攜同本公司的公司章程規定的身份證明文件及其它文件。如委任超過一位代理人，該等代理人只能以投票方式行使表決權。

4. 如要委任代理人，須以書面形式進行；委託書須由作出委託的股東親自簽署或由其透過書面形式正式委任的授權人代其簽署，或就法人而言，委託書必須蓋上印章或由法人代表或其他正式委任的授權人簽署。如果委任代理人的委託書由委託人的授權人簽署，則授權其簽署的授權書或其他授權文件須經過公證。就內資股持有人而言，經過公證的授權書或其他授權文件和代理人委託書須在股東周年大會指定舉行時間24小時前送達本公司的法定註冊地址，方為有效。就H股持有人而言，上述文件必須在相同時限內送達香港證券登記有限公司。

5. 擬親自或由代理人代表出席股東周年大會的股東，須於二零零五年四月十九日（星期二）或之前將出席股東周年大會的回執交回本公司的法定註冊地址。回執可由專人送達或以郵寄或傳真方式交回。

6. 股東周年大會預計需時半天。擬出席股東周年大會的股東或其代理人須自行承擔交通費及住宿費。

7. 本公司的法定註冊地址為：
   中國北京市海淀區
   科學院南路2號
   融科資訊中心C座南樓18-20層
   郵編100080
   中國民航信息網絡股份有限公司

   聯絡　：　董事會秘書室
   電話　：　(8610)-8286 1610
   傳真　：　(8610)-8286 1612